Exhibit (d)

This description of FMS-WM and the Federal Republic is dated August 30, 2013 and appears as Exhibit (d) to the Annual Report on Form 18-K of FMS-WM for the fiscal year ended December 31, 2012.

THIS DOCUMENT (OTHERWISE THAN AS PART OF A PROSPECTUS CONTAINED IN A REGISTRATION STATEMENT FILED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED) DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OF FMS-WM. THE DELIVERY OF THIS DOCUMENT AT ANY TIME DOES NOT IMPLY THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

In this description, references to “€”, “euro” or “EUR” are to the single European currency of the member states of the European Union participating in the euro and references to “U.S. dollars”, “$” or “USD” are to United States dollars. See “Exchange Rate Information” below for information regarding the rates of conversion of the euro into United States dollars and “The Federal Republic of Germany – General – The European Union and European Integration” for a discussion of the introduction of the euro.

FMS-WM’s accounts are kept, and the economic data on the Federal Republic is expressed, in euro.

Any discrepancies in the tables included in this prospectus between the amounts and the totals thereof are due to rounding.

In this document, references to the “Federal Republic” and “Germany” are to the Federal Republic of Germany and references to the “Federal Government” are to the government of the Federal Republic of Germany. The term “FMS-WM” refers to FMS Wertmanagement.

EXCHANGE RATE INFORMATION

FMS-WM files reports with the U.S. Securities and Exchange Commission giving financial and economic data expressed in euro.

The following table shows noon buying rates for euro, expressed as U.S. dollars per EUR 1.00, for the periods and dates indicated, as reported by the Federal Reserve Bank of New York. On January 1, 2009, the Federal Reserve Bank of New York discontinued daily publication of noon buying rates. As of this date, noon buying rates are as published on a weekly basis by the Federal Reserve Bank of New York.

Year ended December 31,	Period End	Average(1)	High	Low
2008	1.3919	1.4695	1.6010	1.2446
2009	1.4332	1.3955	1.5100	1.2547
2010	1.3269	1.3216	1.4536	1.1959
2011	1.2973	1.4002	1.4875	1.2926
2012	1.3186	1.2909	1.3463	1.2062

(1)	The average of the noon buying rates on the last business day of each month during the relevant period.

The following table shows the high and low noon buying rates for euro, expressed as U.S. dollars per EUR 1.00, for each month from February 2013 through August 2013 (through August 23, 2013), as reported by the Federal Reserve Bank of New York.

2013	High	Low
February	1.3692	1.3054
March	1.3098	1.2782
April	1.3168	1.2836
May	1.3192	1.2818
June	1.3407	1.3006
July	1.3282	1.2774
August (through August 23, 2013)	1.3426	1.3217

No representation is made that the euro or U.S. dollar amounts referred to herein could have been or could be converted into U.S. dollars or euro, as the case may be, at any particular rate.

There are, except in limited embargo circumstances, no legal restrictions in the Federal Republic on international capital movements and foreign exchange transactions. However, for statistical purposes only, every individual or corporation residing in the Federal Republic must report to the Deutsche Bundesbank, the German Central Bank, subject to a number of exceptions, any payment received from or made to an individual or a corporation resident outside of the Federal Republic if such payment exceeds EUR 12,500 (or the equivalent in a foreign currency).

RECENT DEVELOPMENTS

FMS-WM

Under its loss compensation obligation (Verlustausgleichspflicht), SoFFin made payments in the amount of EUR 3,000 million with a value date of January 29, 2013 and in the amount of EUR 4,300 million with a value date of February 26, 2013 for early loss compensation, which reduced FMS-WM’s receivable from the loss compensation obligation of SoFFin in the first quarter of 2013.

Against the background of planned regulatory changes in Europe, in particular in connection with the implementation of Basel III in the European Union (CRD IV / CRR), the German legislature on July 5, 2013, passed a bill amending the German Act on the Establishment of a Financial Market Stabilisation Fund (Gesetz zur Errichtung eines Finanzmarktstabilisierungsfonds, “FMStFG”).

Once enacted by signature of the Federal President and published in the Federal Gazette (Bundesgesetzblatt), the bill will establish, in addition to SoFFin’s loss compensation obligation, a guarantee by SoFFin in respect of all loans, debt securities, fixed forward transactions, options and other credits extended to FMS-WM as well as credits extended to third parties inasmuch as they are expressly guaranteed by FMS-WM, which FMS-WM has borrowed, issued, entered into, incurred or which have been transferred to FMS-WM during the time period for which SoFFin is the sole obligor of the loss compensation obligation (alleiniger Verlustausgleichspflichtiger). The guarantee will come into effect on January 1, 2014.

The Federal Republic of Germany

Overview of Key Economic Figures

The following economic information regarding the Federal Republic is derived from the public official documents cited below. Certain of the information is preliminary.

Gross Domestic Product (GDP)

GROSS DOMESTIC PRODUCT

(adjusted for price, seasonal and calendar effects)(1)

Reference period	Percentage change on previous quarter	Percentage change on the same quarter in previous year
2nd quarter 2012	(0.1)	1.1
3rd quarter 2012	0.2	0.9
4th quarter 2012	(0.5)	0.3
1st quarter 2013	0.0	(0.3)
2nd quarter 2013	0.7	0.5

(1)	Adjustment for seasonal and calendar effects according to the Census X-12-ARIMA method.

The German gross domestic product increased by 0.7% after price, seasonal and calendar adjustments in the second quarter of 2013 compared to the first quarter of 2013. Positive contributions to this increase were mainly made by domestic demand, as final consumption expenditure for both households and government increased, compared to the first quarter of 2013.

Compared to the first quarter of 2013, growth was also supported by a marked increase in fixed capital formation, probably mainly due to the weather-related catch-up effects following the unusually long and cold winter. Moreover, the balance of exports and imports had a positive impact on economic growth in the second quarter of 2013, as the quarter-on-quarter increase in exports was somewhat larger than the rise in imports in the second quarter of 2013 compared with the first quarter of 2013.

In a year-on-year comparison, GDP in the second quarter of 2013 increased by 0.5% in calendar-adjusted terms compared to the second quarter of 2012.

Source: Statistisches Bundesamt, Gross domestic product up 0.7% in 2nd quarter of 2013, press release of August 14, 2013 (https://www.destatis.de/EN/PressServices/Press/pr/2013/08/PE13_269_811.html).

Inflation Rate

INFLATION RATE

(based on overall consumer price index)

Reference period	Percentage change on previous month	Percentage change on the same month in previous year
July 2012	0.4	1.9
August 2012	0.4	2.2
September 2012	0.1	2.0
October 2012	0.0	2.0
November 2012	0.1	1.9
December 2012	0.3	2.0
January 2013	(0.5)	1.7
February 2013	0.6	1.5
March 2013	0.5	1.4
April 2013	(0.5)	1.2
May 2013	0.4	1.5
June 2013	0.1	1.8
July 2013	0.5	1.9

Consumer prices in Germany were 1.9% higher in July 2013 than in July 2012. After a period of deceleration of increases in consumer prices witnessed in the beginning of 2013, inflation increased for the third consecutive month in July 2013.

The increase in the inflation rate was characterized by increases in prices of food, which were up 5.7% in July 2013 compared to July 2012 and increases in energy prices, which were up 2.9% in July 2013 compared to July 2012. Total goods prices increased by 2.5% during the same period, while total service prices rose by 1.5% in July 2013 compared to July 2012. The prices for telecommunication services and financial services, however, decreased by 1.3% and 11.4%, respectively, from July 2012 to July 2013.

Compared with June 2013, the consumer price index in July 2013 increased by 0.5%, mainly due to seasonal factors. In July 2013, prices increased for package holidays (14.0%) and flight tickets (5.8%). The prices for clothing decreased by 5.2%, mainly due to seasonal price reductions. Food prices also decreased slightly by 0.3% from June 2013 to July 2013.

Source: Statistisches Bundesamt, Consumer prices in July 2013: +1.9% on July 2012, press release of August 13, 2013 (https://www.destatis.de/EN/PressServices/Press/pr/2013/08/PE13_267_611.html).

Unemployment Rate

UNEMPLOYMENT RATE

(percent of unemployed persons in the total labor force according to the International Labour Organization (ILO) definition)(1)

Reference period	Original percentages	Adjusted percentages(2)
July 2012	5.7	5.4
August 2012	5.3	5.4
September 2012	5.1	5.4
October 2012	5.2	5.4
November 2012	5.2	5.4
December 2012	5.3	5.4
January 2013	5.9	5.4
February 2013	6.0	5.4
March 2013	5.6	5.4
April 2013	5.4	5.4
May 2013	5.3	5.4
June 2013	5.5	5.4
July 2013	5.4	5.3

(1)	The time series on unemployment are based on the German Labour Force Survey.
(2)	Adjusted for seasonal and irregular effects (trend cycle component) using the X-12-ARIMA method.

The number of employed persons increased by approximately 220,000 persons, or 0.5%, from July 2012 to July 2013. Compared to June 2013, the number of employed persons in July 2013 increased by approximately 24,000, or 0.1%, after adjustment for seasonal fluctuations.

In July 2013, the number of unemployed persons decreased by approximately 130,000, or 5.4%, compared to July 2012. When adjusted for seasonal and irregular effects (trend cycle component), the number of unemployed persons in July 2013 decreased by 0.4% to 2.26 million compared to June 2013.

Sources: Statistisches Bundesamt, July 2013: number of persons in employment up 0.5 percent, press release of August 29, 2013 (https://www.destatis.de/EN/PressServices/Press/pr/2013/08/PE13_287_132.html); Statistisches Bundesamt, Genesis-Online Datenbank, Tabelle 13231-0001, Erwerbslose, Erwerbstätige, Erwerbspersonen, Erwerbslosenquote: Deutschland, Monate, Original- und bereinigte Daten (https://www-genesis.destatis.de/genesis/online/logon?sequenz=tabelleErgebnis&selectionname=13231-0001&zeitscheiben=2&leerzeilen=false2).

Current Account and Foreign Trade

CURRENT ACCOUNT AND FOREIGN TRADE

(balance in EUR billion)(1)

Item	January to June 2013	January to June 2012
Foreign trade	97.7	93.4
Services	(0.2)	2.3
Factor income (net)	26.7	25.3
Current transfers	(23.4)	(21.5)
Supplementary trade items	(10.5)	(12.4)

Current account	90.4	87.2

(1)	Figures may not add up due to rounding.

Source: Statistisches Bundesamt, German exports in June 2013:-2.1% on June 2012, press release of August 8, 2013 (https://www.destatis.de/EN/PressServices/Press/pr/2013/08/PE13_262_51.html).

Other Recent Developments

The European Union and European Integration

On June 21, 2013, the Ecofin Council adopted decisions which extended the average maturities of loans granted to Ireland and Portugal through the European Financial Stabilisation Mechanism (“EFSM”) by seven years (i.e., from 12.5 years to 19.5 years), in order to reduce these countries’ refinancing needs following their respective economic adjustment programs. In addition, the decisions authorize the European Commission to extend the maturity of installments and tranches at the request of the respective country and to refinance all or part of its borrowings for such purpose.

Source: European Council, Council extends maturities of EFSM loans to Ireland, Portugal, June 21, 2013 (http://www.consilium.europa.eu/uedocs/cms_Data/docs/pressdata/en/ecofin/137563.pdf).

As of July 1, 2013, the European Stability Mechanism (“ESM”) became the sole and permanent mechanism for responding to new requests for financial assistance by Euro Area Member States. The EFSF, which may no longer engage in new financing programs or enter into new loan facility agreements, will remain active in financing the ongoing financing programs for Portugal, Ireland and Greece. The EFSF is expected to be dissolved and liquidated once it has received full payment of financing granted to Euro Area Member States and once it has repaid its liabilities under financial instruments issued and any obligations to reimburse guarantors.

Source: European Financial Stability Facility, ESM becomes sole mechanism for new financial assistance programmes to euro area Member States, July 1, 2013 (http://www.efsf.europa.eu/mediacentre/news/2013/esm-becomes-sole-mechanism-for-new-financial-assistance-programmes-to-euro-area-member-states.htm).

In July 2013, the Ecofin Council approved the adoption of the euro by Latvia. Latvia will switch from its national currency, the lats, to the euro on January 1, 2014, becoming the 18th nation to join the euro area.

Source: European Council, Latvia to adopt euro on 1 January 2014, July 9, 2013 (http://www.consilium.europa.eu/uedocs/cms_Data/docs/pressdata/en/ecofin/137884.pdf).

Financial System

Following the approval by the European Parliament in April 2013, the Council of the European Union adopted the so-called Capital Requirements Regulation (“CRR”) and the Capital Requirements Directive IV (“CRD IV”) on June 20, 2013, for purposes of transposing the Basel Committee on Banking Supervision’s capital and liquidity reform package typically referred to as Basel III. The new rules will take effect from January 1, 2014.

Source: European Council, Council adopts new bank capital requirements, June 20, 2013 (http://www.consilium.europa.eu/uedocs/cms_Data/docs/pressdata/en/ecofin/137544.pdf); Official Journal of the European Union, Regulation (EU) No 575/2013 of the European Parliament and of the Council of 26 June 2013 on prudential requirements for credit institutions and investment firms and amending Regulation (EU) No 648/2012, June 27, 2013 (http://eur-lex.europa.eu/LexUriServ/LexUriServ.do?uri=OJ:L:2013:176:0001:0337:EN:PDF); Official Journal of the European Union, Directive 2013/36/EU of the European Parliament and of the Council of 26 June 2013 on access to the activity of credit institutions and the prudential supervision of credit institutions and investment firms, amending Directive 2002/87/EC and repealing Directives 2006/48/EC and 2006/49/EC, June 27, 2013 (http://eur-lex.europa.eu/LexUriServ/LexUriServ.do?uri=OJ:L:2013:176:0338:0436:EN:PDF).

FMS WERTMANAGEMENT

Overview

FMS-WM is a wind-up institution (Abwicklungsanstalt) organized as a public law entity (Anstalt öffentlichen Rechts) under public law of the Federal Republic with partial legal capacity pursuant to Section 8a para 1 of the FMStFG. Partial legal capacity, under German administrative law, means that FMS-WM does not have the right to bring an administrative proceeding against the German Federal Agency for Financial Market Stabilization (Bundesanstalt für Finanzmarktstabilisierung, “FMSA”) under its charter. FMS-WM has, however, full power and legal capacity to contract with third parties and sue and be sued in court. FMS-WM is fully owned by the German Financial Market Stabilization Fund (Finanzmarktstabilisierungsfonds, “SoFFin”), which is a special pool of assets (Sondervermögen) of the Federal Republic. FMS-WM is charged with liquidating a portfolio of risk positions and non-strategic assets/businesses in an original amount of EUR 175.7 billion (nominal volume) that it assumed from Hypo Real Estate Holding AG and its subsidiaries and special purpose entities (referred to herein collectively as the “HRE Group”) on October 1, 2010. As of 2007, the HRE Group was one of the largest commercial property lenders, issuers of covered bonds and providers of public finance in Germany. It encountered severe financial difficulties in 2008/09 in the course of the global financial markets crisis. Given the systemic importance of the HRE Group and the resulting public interest in stabilizing the HRE Group, the Federal Republic initiated support measures for this financial institution, including the transfer of risk positions and non-strategic assets/businesses to FMS-WM.

FMS-WM pursues its objective of managing and winding up its portfolio according to a strategic management framework known as the winding-up plan (Abwicklungsplan), which is updated and adapted on a regular basis. FMS-WM aims to maximize the value of its portfolio by managing and liquidating it in a value-preserving manner over an extended period of time. For any given part of the portfolio, the plan requires an assessment of whether FMS-WM should sell, hold, or restructure its holdings. As of December 31, 2012, FMS-WM had liquidated approximately EUR 38.8 billion of its initial portfolio of EUR 175.7 billion.

FMS-WM’s portfolio is currently serviced by the HRE Group, pursuant to a cooperation agreement between FMS-WM and Deutsche Pfandbriefbank AG (“PBB”), the core financial institution of the HRE Group. According to existing EU requirements, the cooperation agreement with PBB must be terminated by September 30, 2013 at the latest. As a result, the cooperation agreement with PBB has been terminated with effect as of September 30, 2013. For more information on the outsourced portfolio administration, see “FMS Wertmanagement – Business and Operations – The Portfolio – Outsourced Portfolio Administration.”

FMS-WM engages in funding activities, including the issuance of debt securities and/or obtaining financing from financial institutions, in order to refinance funding instruments associated with the portfolio it has assumed as they expire. FMS-WM will have to engage in refinancing activities on the capital markets until its portfolio has been liquidated. As of December 31, 2012, FMS-WM had subscribed capital of EUR 200,000, the total amount of which had been paid in.

FMS-WM’s obligations are effectively backed by the full faith and credit of the Federal Republic because SoFFin is obligated under FMS-WM’s charter to cover all losses sustained by FMS-WM and to ensure that FMS-WM is able to pay all its liabilities at any time when due and in full. According to Section 5 of the FMStFG, the Federal Republic, in turn, is directly liable for all of SoFFin’s obligations.

FMS-WM is governed by two corporate bodies: the Supervisory Board (Verwaltungsrat) and the Executive Board (Vorstand). The six-member Supervisory Board is appointed by SoFFin and is responsible for the composition and oversight of the Executive Board as well as for major strategic decisions of FMS-WM. The Executive Board has a minimum of two members (currently three) and is appointed by the Supervisory Board. It is responsible for representing FMS-WM externally and for managing its business. In addition, a General Manager (Generalbevollmächtigter) was appointed by the Executive Board, who functions as Chief Operating Officer. The Executive Board members, along with the General Manager and Dr. Holger Horn, form the Management Board (Geschäftsleitung), which is responsible for the operational management of FMS-WM.

FMS-WM is registered with the commercial register (Handelsregister) of the local court (Amtsgericht) of Munich under HRA 96076. Its registered office and business address is at Prinzregentenstraße 56, 80538 Munich, Federal Republic of Germany. Its telephone number is +49 89 9547627-0. FMS-WM maintains a branch in Rome, Italy. The Italian branch was registered with the company register (Registro delle Imprese) of Rome on May 7, 2013 under registration number 12372371000. As at the date hereof, the registered status of the Italian branch is inactive. As of August 30, FMS-WM does not intend to open any additional branches.

Creation and Legal Status

FMS-WM’s creation and legal status are a direct result of the German Federal Government’s response to the recent global financial markets crisis. In October 2008, the German Federal Government enacted a comprehensive package of measures to support key German strategic financial institutions, most notably the HRE Group. This comprehensive package included the FMStFG, which provided for the implementation of SoFFin and established the FMSA, a federal agency under public law with legal personality (rechtsfähige Anstalt öffentlichen Rechts) supervised by the German Federal Ministry of Finance (Bundesfinanzministerium). Section 8a of the FMStFG grants the FMSA the power to create wind-up institutions. The purpose of these institutions is to assume distressed and non-strategic assets from systemically important financial institutions and to eventually dispose of or liquidate the risk positions transferred to them.

As of 2007, the HRE Group was one of the largest commercial property lenders and providers of public finance in Germany. Most of the commercial property loans were refinanced by the issuance of covered bonds, making the HRE Group the leading German issuer of covered bonds. In the course of the liquidity crisis in September 2008, the HRE Group encountered financial difficulties primarily caused by the heavy debt burden held by one of its subsidiaries, Depfa Bank plc (“Depfa”). Depfa had borrowed short-term money to fund higher interest-bearing long-term positions in public sector finance on a large scale. When the interbank lending market collapsed in September 2008, Depfa faced substantial refinancing problems. Within a short period of time, the entire HRE Group faced solvency issues as well. Due to the HRE Group’s importance for the German financial system, the Federal Republic initiated various support measures, which led to the SoFFin becoming the sole owner of Hypo Real Estate Holding AG (“HRE”) in October 2009. The government support measures also included the extension of liquidity guarantees by SoFFin and the creation of FMS-WM as a wind-up institution under Section 8a of the FMStFG on July 8, 2010. Risk positions and non-strategic assets/businesses of the HRE Group were then transferred to FMS-WM on October 1, 2010.

FMS-WM is a public law institution with partial legal capacity (teilrechtsfähige Anstalt des öffentlichen Rechts) created pursuant to German administrative law. It is fully owned by the SoFFin and is subject to the supervision and control of the FMSA. FMS-WM may act in its own name, and may be subject to court proceedings. In order to achieve its mandate of winding up the portfolio of risk positions and non-strategic assets/businesses assumed from the HRE Group, FMS-WM may engage in all kinds of banking and financial services transactions and all other transactions that directly or indirectly serve its purposes. FMS-WM is, however, neither a financial institution nor a financial services institution within the meaning of the German Banking Act (Kreditwesengesetz, “KWG”), nor a financial service provider within the meaning of the German Securities Trading Act (Wertpapierhandelsgesetz, “WpHG”), nor an insurance company within the meaning of the German Insurance Supervision Act (Versicherungsaufsichtsgesetz, “VAG”) nor regulated as such. As a consequence, FMS-WM is prohibited from engaging in transactions that would require a license under the EU Banking Directive (2006/48/EC) or the EU Directive on markets for financial instruments (2004/39/EC). Nonetheless, pursuant to its charter and the FMStFG, FMS-WM is subject to certain provisions of the KWG and the WpHG. In particular, FMS-WM is subject to banking supervision by the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht) and must comply with the organizational obligations and restrictions on certain activities imposed by the KWG applicable to banks and financial institutions. FMS-WM is, however, exempted from the regulatory capital and liquidity requirements and the licensing requirements under the KWG. FMS-WM is also deemed to be a financial institution for purposes of the German Money Laundering Act (Geldwäschegesetz), and is therefore subject to the provisions thereof.

Relationship with the Federal Republic of Germany

The following chart provides an overview of the ownership and supervision of FMS-WM.

Relationship with SoFFin

FMS-WM is fully owned by SoFFin, which is administered by FMSA. SoFFin is a special pool of assets (Sondervermögen) of the Federal Republic, established by law and designated to fulfill specific tasks of the German Federal Government assigned to it under the FMStFG.

SoFFin’s purpose is to stabilize the German financial sector by extending liquidity guarantees, providing equity capital, assuming risk positions, and setting up wind-up institutions. To this end, SoFFin has been authorized by the German legislature under Section 6 of the FMStFG to extend liquidity guarantees in a total aggregate amount of up to EUR 400 billion. In addition, Section 9 of the FMStFG authorizes the German Federal Ministry of Finance to incur debt in a total aggregate amount of up to EUR 80 billion to cover the cost of measures taken by SoFFin in connection with the provision of equity capital, the assumption of risk positions and the compensation of losses of wind-up institutions. Specifically, the authorization permits the German Federal Ministry of Finance to incur debt up to an amount of EUR 40 billion. Subject to the approval of the parliamentary control panel for financial market stabilization which is comprised of nine members of the budget committee of the German Bundestag, this amount can be increased by up to another EUR 30 billion and, subject to the approval of the budget committee of the German Bundestag, by up to another EUR 10 billion. Any financing required by SoFFin is obtained in the manner used by the Federal Republic to finance itself, i.e., through the issuance of debt instruments by the Federal Republic of Germany – Finance Agency (Bundesrepublik Deutschland – Finanzagentur GmbH). When the Federal Republic incurs debt for SoFFin, it results in an increase in the net borrowings and debt of the Federal Republic. Applications for stabilization measures extended by SoFFin could initially be made only until the end of 2010. As a consequence of developments in the euro area in late 2011, the German Federal Government in December 2011 re-opened SoFFin for new applications until the end of 2012.

Under FMS-WM’s charter, SoFFin is obligated to cover all losses sustained by FMS-WM and to ensure that FMS-WM is able to pay all its liabilities at all times when due and in full. Section 5 of the FMStFG provides that the Federal Republic is directly liable for the obligations of SoFFin. Creditors do not have direct recourse against SoFFin or the Federal Republic. SoFFin’s loss compensation and liquidity support obligations, however, enable FMS-WM to pursue its operations and effectively mean that FMS-WM’s obligations are backed by the full faith and credit of the Federal Republic. For information on a bill, which recently passed legislation, to amend the FMStFG to provide for a guarantee by SoFFin for the obligations of FMS-WM, see “Recent Developments – FMS-WM”.

For the year ended December 31, 2012, SoFFin recorded a profit of EUR 580 million, largely due to the EUR 1.39 billion reversal of loss provisions for FMS-WM, which was only partially offset by write-downs of SoFFin’s stakes in Commerzbank AG, HRE Group and Portigon AG totaling EUR 0.74 billion and interest expenses of EUR 0.27 billion. As of December 31, 2012, the total outstanding stabilization measures provided by SoFFin amounted to EUR 22.5 billion, of which EUR 3.7 billion related to liquidity guarantees and EUR 18.8 billion related to equity capital.

Relationship with FMSA

FMS-WM operates under the supervision and control of the Federal Republic, which is exercised through the FMSA. The FMSA was established to manage SoFFin and to implement and monitor the stabilization measures extended by SoFFin. The FMSA has the power to create wind-up institutions under Section 8a of FMStFG. FMSA is supervised by the German Federal Ministry of Finance (Bundesfinanzministerium), which ensures that FMSA acts in the public interest. In particular, the German Federal Ministry of Finance supervises FMSA’s activities and nominates the members of FMSA’s management committee (Leitungsausschuss). Certain decision-making powers have been delegated to the management committee by the FMStFG.

The FMSA appoints the members of FMS-WM’s Supervisory Board. The Supervisory Board members, in turn, appoint the members of FMS-WM’s Executive Board. Both the Supervisory Board and the FMSA may dismiss a member of the Executive Board for good cause.

The FMSA is responsible for the legal supervision of FMS-WM. In particular, the FMSA has to approve and supervise FMS-WM’s implementation of the winding-up plan as well as any deviations from, or amendments to, the winding-up plan. The FMSA may give instructions to FMS-WM’s Executive Board and Supervisory Board in order to ensure that FMS-WM complies with applicable law and the requirements of its charter. Comprehensive reporting obligations by FMS-WM ensure that the FMSA has a solid basis for exercising its control and instruction rights.

In keeping with its supervisory role, FMSA action is required for the dissolution of FMS-WM. While there is no set maximum duration for FMS-WM’s existence, FMS-WM’s charter provides that FMS-WM shall exist only until the transferred risk positions and non-strategic assets/businesses have been liquidated in full, at which point it is obligated to notify FMSA. FMSA may initiate the final dissolution process for FMS-WM if it has no remaining liabilities or if SoFFin has assumed any remaining liabilities. Any assets or profits remaining at the time of dissolution will be transferred to SoFFin.

Business and Operations

Introduction

FMS-WM is tasked with unwinding the portfolio of risk positions and non-strategic assets/businesses that it assumed on October 1, 2010 from the HRE Group in ways that maximize its value. As described in more detail under “—Outsourced Portfolio Administration,” the HRE Group functions as the external service provider that is in charge of administering the portfolio assumed by FMS-WM.

FMS-WM’s activities are characterized by the following strategic goals:

•

Winding-up of the risk assets aimed at maximizing their value: FMS-WM aims to unwind the risk assets in a manner that maximizes their value, subject to defined wind-up and risk strategies that are adjusted on a continuous basis. The winding-up plan – which is the key strategic management tool of FMS-WM – serves as the basis for the implementation of its portfolio liquidation operations. Depending on the market situation and the asset category, the winding-up plan provides for the following strategies in connection with liquidating the portfolio assumed by FMS-WM:

•	Holding assets, which includes active management of loans and securities with a view to repaying outstanding amounts (e.g., where the risk/return profile is acceptable).

•	Selling assets to the extent it makes economic sense (e.g., to reduce positions with a higher risk profile and when market opportunities arise).

•

Restructuring, including workout, wind-up and reorganization measures, relating to both performing and non-performing financial instruments, particularly in the Infrastructure and Real Estate segments, with a view to maximizing the value of the liquidation measure related to the financial instrument (including by reducing risk).

•

Cost-effective servicing and management of the risk assets: The wind-up of the risk assets is carried out in part by FMS-WM itself and in part (until September 30, 2013) by the HRE Group as portfolio servicer. FMS-WM, however, remains solely responsible for the winding-up aimed at maximizing value and the cost-effective servicing and management of the portfolio.

•

Cost-effective funding and separate market access for FMS-WM: FMS-WM seeks to ensure cost-effective funding for the purpose of carrying out its mandate. Given its backing by the full faith and credit of the Federal Republic, FMS-WM is able to realize funding cost advantages that are not available to the HRE Group.

In order to achieve its mandate of winding up the portfolio of risk positions and non-strategic assets/businesses assumed from the HRE Group, FMS-WM may engage in all kinds of banking and financial services transactions and all other transactions that directly or indirectly serve its purposes. FMS-WM is, however, neither a financial institution nor a financial services institution within the meaning of the KWG, nor a financial service provider within the meaning of the WpHG, nor an insurance company within the meaning of the VAG. FMS-WM is also prohibited from engaging in transactions that would require a license under the EU Banking Directive (2006/48/EC) or the EU Directive on markets for financial instruments (2004/39/EC).

The Portfolio

FMS-WM assumed a portfolio of risk positions and non-strategic assets/businesses in an original amount of EUR 175.7 billion (nominal volume) from the HRE Group on October 1, 2010. As of December 31, 2012, FMS-WM had liquidated approximately EUR 38.8 billion (December 31, 2011: EUR 19.6 billion) of its initial portfolio of EUR 175.7 billion. As of the same date, FMS-WM’s portfolio encompassed approximately 4,550 individual exposures (December 31, 2011: 5,000) with 2,144 different counterparties (December 31, 2011: approximately 2,500) and a significant amount of derivatives. The individual exposures are located in 65 countries and denominated in 16 currencies. Geographically, the greatest concentrations are in the United States, Italy, the United Kingdom, Germany and Spain. About half of the exposures in the portfolio are denominated in euro, nearly a quarter in U.S. dollars, approximately 15% in GBP and approximately 6% in JPY. The portfolio is highly complex and diverse and consists of a particularly high proportion of illiquid exposures with extremely long maturities. Approximately 44% (2011: 40%) of the assets will not mature until 2030 or later. To the extent that a legal transfer of risk assets could not be effected as of October 1, 2010 (for example, due to outstanding consent requirements), economic ownership of such risk positions was transferred synthetically to FMS-WM (for example, through subparticipations or guarantees). FMS-WM is currently working on the physical and legal transfer of these risk positions that to date have only been transferred synthetically from the HRE Group to FMS-WM.

For purposes of risk management and the wind-up reports that FMS-WM submits to FMSA on a monthly basis in accordance with the winding-up plan, FMS-WM has classified the portfolio into five segments – Commercial Real Estate, Workout, Infrastructure, Public Sector and Structured Products. The segments in turn are broken down into 38 wind-up clusters. The assets of all five segments include syndicated loans.

Outsourced Portfolio Administration

In accordance with FMS-WM’s charter and in order to maintain FMS-WM’s organization as streamlined as possible, the HRE Group currently serves as an outside administrator of the portfolio transferred to FMS-WM. The work outsourced to the HRE Group pursuant to a cooperation agreement between FMS-WM and PBB, the core financial institution of the HRE Group, comprises many of the administrative activities connected with the portfolio assumed. The scope of this outsourcing is described in service level agreements concluded between FMS-WM and PBB. Among other things, the HRE Group prepares FMS-WM’s financial statements, carries out all settlement and clearing processes and delivers both data and documentation that serve as the basis for making decisions relevant to the portfolio. FMS-WM has the sole decision-making power and responsibility for the assets under management. The cooperation agreement provides extensive information and inspection rights, designed to enable FMS-WM to monitor and control the HRE Group’s administration of the risk assets. As of December 31, 2012, approximately 500 employees of the HRE Group were working for FMS-WM in connection with portfolio servicing at a cost of approximately EUR 21 million per month (December 31, 2011: EUR 22 million).

As the transfer of risk positions and non-strategic assets/businesses from the HRE Group to FMS-WM could be viewed as state aid, the transfer had to be approved by the European Commission. In this context, the Federal Republic committed to ensure that, after September 30, 2013, the HRE Group will provide neither asset management services nor refinancing services for FMS-WM and that, from an organizational point of view, those services can be assumed by third parties. Pursuant to this commitment, the cooperation agreement with PBB has been terminated with effect as of September 30, 2013.

In November 2012, FMS-WM entered into a framework agreement with IBM Deutschland GmbH, which will assume the provision of comprehensive information technology services no later than October 1, 2013. Further, FMS-WM announced in November 2012 that FMS Wertmanagement Service GmbH, a service entity established by FMS-WM in April 2012 (“FMS-WM Service”), will be tasked with portfolio services and operations services including collateral management, settlement functions and credit operations. With respect to regulatory reporting and financial administration functions, FMS-WM currently expects that a third party provider will be mandated in the near future.

FMS-WM’s Segments

As described above, FMS-WM’s portfolio is grouped into five segments – Commercial Real Estate, Workout, Infrastructure, Public Sector and Structured Products. The Commercial Real Estate and Workout segments are managed together and therefore described together in the following.

Structured Products

As of December 31, 2012, the Structured Products segment comprised assets with a nominal value of EUR 36.3 billion, which accounted for 26.5% of FMS-WM’s overall portfolio (December 31, 2011: EUR 42.2 billion). The Structured Products segment includes practically all types of structured credit instruments from asset-backed securities, commercial and residential mortgage-backed securities or collateralized debt obligations to exotic interest, inflation and credit derivatives. Many of the underlying assets of these structured products originated in the United States. The following chart reflects the proportion of the various asset classes in the segment.

The Structured Products segment succeeded in winding up exposures with a nominal value of approximately EUR 5.9 billion in 2012 (2011: EUR -1.3 billion). Forced sales of the exposures would have been possible only at substantial discounts, due to, among other reasons, changed market conditions, sharp cuts in external ratings and the poor quality of the assets that serve as collateral for these securities.

A hold strategy often is the best option for preventing losses on sales because most structured products are highly illiquid securities, i.e., they are rarely traded in the market. In some cases, restructuring the transactions increased their value or improved their tradability. Client derivatives in the acquired portfolio that were entered into with municipalities and cities in Europe and America present a particular challenge in this respect. Many of these derivatives must be restructured to maintain their value and minimize losses. The increase in the number of non-performing exposures in this category is also creating the need for additional workout efforts.

Infrastructure

As of December 31, 2012, the Infrastructure segment held 559 exposures with an aggregate nominal value of EUR 16.4 billion (12% of FMS-WM’s total portfolio) (December 31, 2011: EUR 17.1 billion), including corporate loans and securities (approximately 40%), project financing (approximately 40%), acquisition funding (approximately 16%) and a smaller portion of asset-based loans. These exposures are spread across all five continents and encompass loans (approximately 56%) and securities (approximately 44%) which were used to finance seaports, airports, schools, hospitals and projects in the energy, transportation, water and waste removal as well as telecommunications sectors. Most of the loans in this segment have very long maturities and were closed at margins that are substantially below current market levels because many borrowers were either government or government-sponsored entities or are structures to which the public sector is a party in some other way, for instance as the entity that procures products and services. In view of the complexity of the portfolio held by this segment, activities of this segment focus on restructuring individual transactions to improve the chances of effecting a subsequent redemption, (partial) settlement by a third party or subsequent sale.

The portfolio held by this segment was reduced by approximately 100 exposures in 2012, corresponding to a reduction of approximately EUR 0.7 billion, or roughly 4.3% (December 31, 2011: EUR 1 billion). It is very difficult to sell or prematurely repay individual exposures or entire sub-portfolios because the assumptions that were made at the time of entering into the exposures in many of these projects with respect to the degree of utilization or occupancy have in the meantime turned out to be too optimistic.

Despite the high degree of complexity of the transactions, the Infrastructure segment was able to negotiate early and complete repayments, equity injections and margin increases with borrowers and thus further reduce FMS-WM’s risk in 2012.

The portfolio held by this segment continues to be adversely affected by the ongoing economic crisis, as the economic success of infrastructure projects is generally dependent on external factors, including the growth of the gross domestic product (“GDP”), the unemployment rate and energy costs.

Public Sector

As of December 31, 2012, the Public Sector segment held assets with an aggregate nominal value of EUR 67.4 billion, accounting for 49.2% of FMS-WM’s total portfolio (December 31, 2011: EUR 80.9 billion). The assets held by the Public Sector segment are managed as follows: (i) by the Asset & Public Finance department, which is in charge of assets relating to political subdivisions of states and governmental agencies, and (ii) by the Sovereign Finance unit, which manages the portfolio of bonds and loans issued directly by states.

As of December 31, 2012, the Asset & Public Finance department managed a total of 1,123 exposures (December 31, 2011: 1,245) related to loans and securities with an aggregate outstanding amount of EUR 33.4 billion, representing 24% of FMS-WM’s total portfolio (December 31, 2011: EUR 37.4 billion). The borrowers include regions, cities, public-law institutions and government-sponsored entities, mainly in Europe. The Asset & Public Finance department focuses on identifying and measuring the portfolio risks and on unwinding the portfolio in ways that maximize its value. Exposures with a recoverable market price that generate a positive return relative to book value may be sold.

In 2012, the portfolio managed by the Asset &Public Finance department was reduced by 122 exposures with a total volume of approximately EUR 4.0 billion (10.7% of the department’s total portfolio). In the course of portfolio wind-up, a public sector portfolio with a total volume of approximately EUR 1.2 billion was successfully divested. In addition, FMS-WM’s public sector exposure in one Eastern European country was eliminated completely. However, developments in the ongoing sovereign debt and Greek crisis and the associated market volatility made winding up the public sector portfolio more difficult.

In 2013, the focus of these activities will again be on restructuring along with conducting divestments in a manner that maximizes their value to the extent possible, with the goal of averting defaults on payments, reducing the original contractual maturity and improving the liquidity of the portfolio when appropriate or feasible.

As of December 31, 2012, the Sovereign Finance unit managed securities and loans with an aggregate nominal value of EUR 34.03 billion representing 24.9% of FMS-WM’s total portfolio (December 31, 2011: EUR 43.5 billion). The Sovereign Finance unit deals with bonds and loans issued directly by state and federal governments. Highly indebted states of the European Union as well as Japan account for the majority of the portfolio.

In 2012, the number of securities rated “D” by S&P was reduced substantially by way of exchanges and additional sales of Greek bonds. The S&P downgrades of countries such as Italy, Spain and Portugal, however, caused the share of securities held by the Public Sector segment in the category of “AAA- to A-” to significantly decrease in 2012, while increasing the importance of those securities rated between “BBB+” to “BBB-” in the Public Sector segment’s portfolio.

Similar to 2011, the primary focus in 2012 was to minimize loss on Greek bonds and loans. Following the exchange in May 2012 subject to private sector involvement (“PSI”), which FMS-WM participated in, FMS-WM received new Greek bonds with a nominal value of EUR 2.6 billion as well as European Financial Stability Facility (“EFSF”) bonds with a nominal value of EUR 1.4 billion. Participation in the voluntary buy-back through the Greek debt management agency in December 2012 and market sales enabled the nominal amount of the Greek bond position to be reduced by EUR 1 billion. Furthermore, a loan in the amount of EUR 177 million was repaid in full at maturity in December 2012. The Sovereign Finance unit continually participates in discussions with investors and various sovereign wealth funds regarding the remaining bonds with a nominal value of EUR 1.6 billion and plans to leverage opportunities that arise to unwind the positions while maximizing their value. Additionally, the EFSF bonds received in the course of the PSI were unwound in their entirety in 2012, and a small profit was generated in the process.

Exposures related to Japan valued at EUR 1 billion (JPY 105 billion) were also unwound in the course of 2012, through FMS-WM’s efficient use of buy-back programs, which enabled FMS-WM to completely redeem the illiquid inflation-indexed Japanese government bonds.

Inflation-indexed government bonds that accounted for about 25% of the portfolio managed by the Sovereign Finance unit as of December 31, 2012 are another challenging component of the portfolio. In general, these are public sector bonds or loans with very long maturities where the redemption amount is linked to the inflation rate, potentially causing the nominal values of these bonds and loans to rise substantially over time. The nominal redemption amounts are not yet known because they are linked to future inflation rates, which means that this portfolio is exposed to considerable unknown risks. In most cases, such structures are characterized by low current interest payments and complex interest swap transactions, some of which substantially increase the risk of default over time. FMS-WM aims to reduce the risks associated with inflation-indexed government bonds, for example by negotiating with the debt agencies of the individual governments in question.

FMS-WM is working to improve its position in the medium and long term. To that end, FMS-WM negotiates directly with the issuers of the bonds or the counterparties of hedging transactions with the aim of unwinding, simplifying or untangling complex coupon or derivatives structures.

In addition to the Greek and Japanese exposures, only a few exposures that are directly managed by the Sovereign Finance unit were successfully wound up in 2012, as the achievable sales proceeds of nearly all exposures fell below the respective book values. This means that winding up these positions would have only been possible at a loss. The pronounced market upturn in the last quarter of 2012 pushed some exposures back up to levels at which divestments may be possible. The strategy of letting the existing exposures mature has turned out to be effective in the case of bonds with shorter maturities.

The ratings downgrades of countries such as Italy, Spain and Portugal in 2012 resulted in portfolio assets managed by the Sovereign Finance unit being categorized in even lower rating categories, while the number of securities rated D was reduced substantially due to exchanges and additional sales of Greek bonds.

Commercial Real Estate, Workout

As of December 31, 2012, the Commercial Real Estate segment held assets with an aggregate nominal value of EUR 12.1 billion, accounting for 8.8% of FMS-WM’s total portfolio (December 31, 2011: EUR 14.4 billion), and the Workout segment held assets with an aggregate nominal value of EUR 4.7 billion, accounting for 3.4% of FMS-WM’s total portfolio (December 31, 2011: EUR 6.1 billion).

FMS-WM’s Commercial Real Estate and Workout segments are managed together by FMS-WM’s Commercial Real Estate units. The combined portfolio of the two segments had a volume of approximately EUR 27.2 billion when it was transferred in October 2010. It was reduced to approximately 917 counterparties and a volume of EUR 16.8 billion as of December 31, 2012 (December 31, 2011: EUR 20.5 billion), corresponding to a net reduction of approximately EUR 10.4 billion.

Loans secured by mortgages on commercial real estate account for the majority of the global portfolio managed by the Commercial Real Estate and Workout segments. On the one hand, the portfolio is composed of loans for office properties in European metropolitan areas, Asia and the United States; loans for shopping centers, hotels and nursing homes; or residential properties in Europe, both in Germany and elsewhere. It also includes a number of loans for operating facilities, such as a yacht port.

As of December 31, 2012, there was no imminent need to act on many of these loan exposures because interest payments and principal payments were generally being made. The overall portfolio, however, is subject to a variety of credit risks. These include the limited availability of refinancing options in the case of sometimes high loan-to-value ratios, the weak commercial real estate market in some countries and the complexity of certain financing structures. Further, FMS-WM is in a subordinated position in the syndicates for many of these loans.

With a view to potential new business, the co-syndicate members sometimes represent interests different from those of FMS-WM. Additionally, in some cases, related hedges (e.g., interest, currency or inflation / index hedges) contribute to the complexity of the financing structures.

The standard wind-up strategies of the segment are to “hold”, “restructure” and “sell”. The restructuring strategy approach is pursued when it becomes evident that a borrower cannot repay the loan upon maturity. The objective here is to stabilize the exposure and thus improve the outlook for later repayment or sale of the loan or collateral.

In some cases, FMS-WM carries out foreclosures to enforce claims. In very rare cases, rescue acquisitions are made in which FMS-WM takes over a financed property with the aim of selling it again as quickly as possible after further restructuring. The principle of maximizing value remains of the utmost importance in this case as well.

Winding-Up the Portfolio

The portfolio assumed by FMS-WM is managed and liquidated in accordance with a winding-up plan (Abwicklungsplan), which describes the wind-up measures FMS-WM intends to take and includes a timeline for liquidation measures relating to the risk positions and non-strategic assets/businesses. The winding-up plan is proposed by FMS-WM’s Executive Board and adopted by the Supervisory Board. In accordance with its charter, FMS-WM submits monthly reports to the FMSA, which include information on the process of recovery and liquidation under the winding-up plan. In its supervisory capacity, the FMSA has the right to request changes to the winding-up plan and approves and supervises FMS-WM’s implementation of the winding-up plan as well as any deviations from, or amendments to, the winding-up plan. FMS-WM monitors prevailing market conditions on an ongoing basis to determine whether the winding-up plan needs to be adapted.

The winding-up plan has been designed with a view to ensuring that FMS-WM at all times has sufficient liquidity to cover its three-month liquidity requirements under stress scenario assumptions over the entire wind-up period, independently of SoFFin’s duty to provide liquidity to FMS-WM and to offset losses incurred by it. It also provides that, in principle, FMS-WM may not engage in new business with the exception of refinancing and hedging transactions and selected new business that reduces portfolio risks in a cost efficient manner (e.g., prolongations as well as selective restructuring measures).

The process of selling individual assets follows detailed, fixed instructions. For instance, a sale has to be based on offers from several bidders and deviations from this process are only permitted under special circumstances. The sales process aims to ensure verification and documentation that bids reflect market prices.

In addition to actively reducing the portfolio volume, an important goal for the successful management of the portfolio is the improvement of the quality of the portfolio’s structure, which FMS-WM strives to achieve by restructuring loan exposures, securities holdings and derivative positions. In this way, FMS-WM substantially improved the medium- to long-term prospects for the realization of numerous exposures in 2012, for example through intensive negotiations with borrowers, consortium members and issuers. Such successfully implemented restructuring measures have the effect of reducing the portfolio’s complexity and risk.

Since taking over the portfolio from the HRE Group, the portfolio’s nominal value has been reduced from EUR 175.7 billion to EUR 136.9 billion by the end of 2012 (2011: EUR 160.7 billion). This corresponds to a reduction of 22.1%. Of the cumulative reduction in the portfolio by EUR 38.8 billion by December 31, 2012, active sales accounted for EUR 9.2 billion and contractual redemptions and amortizations accounted for the remainder of EUR 29.6 billion. Countervailing currency effects of EUR 2.5 billion partially offset the cumulative portfolio reduction of EUR 41.3 billion.

The following table shows the reconciliation of the nominal value of the portfolio excluding derivatives from the transfer date (October 1, 2010) to total assets as of December 31, 2012 and 2011 (translated at exchange rates as of December 31, 2012 and 2011, respectively):

	As of December 31,
	2011	2012
	(unaudited)
	(€ in billions)
Wind-up portfolio commitment as of October 1, 2010	175.7	175.7
– Cumulative portfolio wind-up	–19.6	–41.3
+ Currency effects	+4.6	+2.5

Wind-up portfolio commitment	160.7	136.9
– Undrawn credit lines and guarantees	–7.0	–6.4
+ Portfolio of own issues(1)	+129.0	+65.2
+ Other receivables incl. portions thereof(2)	+59.1	+50.7

Total assets	341.8	246.4

(1)	Nominal value before accrued interest.
(2)	Mainly contains the cash collateral for derivatives, amortized cost of derivatives taken over, receivables from liquidity facilities used, current credit balances, accrued interest and loss compensation claims against SoFFin.

Based on nominal values broken down by segment, the portfolio was reduced as follows from October 1, 2010 to December 31, 2012 (translated at exchange rates as of December 31, 2012):

	October 1, 2010	Portfolio wind-up	Currency effects	December 31, 2012
	(unaudited)
	(€ in billions)
Structured Products	44.0	–8.6	+0.9	36.3
Infrastructure	18.1	–2.5	+0.8	16.4
Public Sector	86.4	–19.6	+0.6	67.4
Commercial Real Estate	19.9	–7.9	+0.1	12.1
Workout	7.3	–2.7	+0.1	4.7

Total	175.7	–41.3	+2.5	136.9

The following table shows the remaining maturities of the assets broken down by segments as of December 31, 2012:

	2012–2015	2016–2020	2021–2030	2031–2040	After 2040
	(unaudited)
	(€ in billions)
Structured Products	1.7	5.3	8.5	8.8	12.1
Infrastructure	2.2	1.5	2.8	3.4	6.6
Public Sector	9.8	16.8	11.7	21.0	8.1
Commercial Real Estate	10.2	1.5	0.4	0.0	0.1
Workout	4.2	0.3	0.0	0.0	0.1

Total	28.1	25.4	23.4	33.02	26.8

Exposure to Troubled Sovereigns and Concentration Risks

The portfolio of FMS-WM contains several significant concentration risks, including those in sovereign debt exposures. As the example of Greece showed in 2011, such concentration risks, which are vulnerable to macroeconomic or systemic risks, can cause significant losses in FMS-WM’s portfolio. In addition to Greece, there are major concentrations in the portfolio related to the other “PIIGS” countries (i.e., Portugal, Ireland, Italy, Greece, Spain), particularly in the Public Sector segment. In fiscal 2012, Italy comprised an important part of FMS-WM’s exposure at default, accounting for EUR 32.1 billion, representing approximately 21% of FMS-WM’s total credit portfolio (2011: EUR 34 billion).

For more information on the impact of FMS-WM’s exposure to Greece, see “—Financial Report—Net Assets, Financial Position and Results of Operations—Results of Operations—Risk provisions and Net Income from Securities.” For more information on the breakdown of FMS-WM’s credit portfolio by countries and regions, see “—Risk Report—Credit Risks—Breakdown of Credit Portfolio by Countries and Regions.”

The following table shows a break-down of FMS-WM’s exposure at default by sector for bonds and loans concerning the PIIGS countries, including information on related microhedges, as of December 31, 2012.

	Exposure at Default – Bonds & Loans per Sector					Microhedges(2)
Country(1)	Gross sovereign	Other public borrowers	Financial institutions	Non-financial corporations	Total per country	Negative value based on mark-to-market measurement	Positive value based on mark-to-market measurement	Total per country
	(unaudited)
	(€ in millions)
Greece	1,686	0	0	59	1,745	(186)	0	(186)
Ireland	0	365	366	678	1,409	(54)	0	(54)
Italy	25,392	3,270	204	3,249	32,115	(11,476)	0	(11,476)
Portugal	1,049	157	203	915	2,324	(283)	0	(283)
Spain	1,207	4,600	1,770	2,471	10,048	(777)	1	(776)

Total	29,335	8,392	2,543	7,371	47,641	(12,776)	1	(12,774)

(1)	The allocation is based on the country of the economic risk (e.g., location of the collateral), which may be different from the legal domicile of the debtor/issuer in individual cases.
(2)	As of December 31, 2011, the total market values presented in the prior-year table amounted to negative €4,537 million, €1 million and negative €4,536 million, respectively. The increase in negative market values as of December 31, 2012 compared to December 31, 2011 is mainly due to the inclusion of a greater number of derivatives in the presentation of microhedges and, to a lesser degree, market developments.

Apart from sovereign exposures, other segments of the portfolio, such as Infrastructure and Commercial Real Estate, are sensitive to macroeconomic fluctuations as well. A swift unwinding of concentration risks would, however, lead to the realization of substantial losses due to unrealized losses in FMS-WM’s portfolio that have not yet been reflected in the value of FMS-WM’s assets. Since the unwinding of the portfolio is to be carried out with a long-term perspective aimed at preserving as much value as possible, portfolio management has to solve the problem of the portfolio’s sensitivity to recessions and crises as part of a longer-term strategy. Among other things, foreseeable losses on sales of exposures are compared with estimated potential losses from possible future crises. FMS-WM bases its portfolio management decisions on analyses of the fundamentals of the corresponding credit and market risks, complemented by financial and statistical valuation models.

Treasury, Capital Markets Funding

FMS-WM engages in funding activities, including the issuing of debt securities and/or obtaining financing from financial institutions, in order to refinance funding instruments associated with the assumed portfolio as they expire. FMS-WM will have to engage in refinancing activities on the capital markets until its portfolio has been liquidated. In the first quarter of fiscal 2012, refinancing from the ECB, which had amounted to EUR 35.2 billion as of December 31, 2011, was fully replaced by the inflow of funds from FMS-WM’s own money and capital markets issuances. FMS-WM monitors its financing needs and liquidity requirements by means of a liquidity management system similar to the ones used by financial institutions. FMS-WM seeks to ensure that it has sufficient liquidity to cover its three-month liquidity requirements under stress scenario assumptions at all times.

Treasury

Treasury’s core tasks are short-term liquidity management and the management of interest rate and foreign exchange risks. In addition, FMS-WM’s treasury group is responsible for improving FMS-WM’s funding structure on an ongoing basis with the aim of generating positive contributions to FMS-WM’s earnings.

As part of its short-term liquidity management, FMS-WM utilizes instruments with maturities of up to one year. In 2012, the structure of short-term borrowings improved, as the range of money market instruments was further diversified by repo transactions via the derivatives exchange Eurex. Examples of this approach to diversify the funding structure include its European Commercial Paper (“ECP”) / Certificates of Deposit (“CD”)

program having a volume of EUR 30 billion as of December 31, 2012 (December 31, 2011: EUR 28.4 billion) and the US Asset Backed Commercial Paper (“US ABCP”) program, used for funding the transferred USD portfolio, having a volume of EUR 18.8 billion as of December 31, 2012 (December 31, 2011: EUR 14.5 billion).

Interest rate and foreign exchange risks are managed in a centralized fashion on an income-oriented basis guided by a risk aversion policy within the limit system. The aim is to minimize the fluctuations in the fair value and profit / loss due to market risks. To this end, treasury enters into hedging transactions for individual exposures (micro hedges) or at the portfolio level (macro hedges).

Capital Markets Funding

Capital markets funding’s main task is to raise long-term funds in the international capital markets. Maturities generally range from one to ten years, with the majority of bonds having a three to five years’ tenor. Increasing the long-term funding’s share in the overall liabilities structure was a top priority for FMS-WM in 2012, with FMS-WM seeking to achieve a balanced refinancing mix that contains a substantial portion of term funding in the near to medium term future. In 2012, FMS-WM successfully placed about EUR 34.9 billion in issues with maturities of more than one year (2011: EUR 21 billion), representing 35% of the total borrowings (2011: 14%).

FMS-WM issued five strategic Euro-denominated benchmark bonds with a volume of up to EUR 3 billion each in 2012 (2011: EUR 3 billion). These benchmark offerings were further supplemented by other non-benchmark public transactions with a volume of up to EUR 1.5 billion (2011: EUR 1.5 billion) and private placements. FMS-WM’s bonds are being offered in a broader range of other currencies, e.g. USD and GBP, in order to fund the wind-up portfolio at matching currencies. Given the high share of assets in USD denomination (24%), FMS-WM set up an issuance program in global format in the United States, by means of which FMS-WM gained access to U.S. institutional investors. The debut USD benchmark bond under this program was successfully launched in November 2012 with a volume of USD 2 billion.

Capitalization And Indebtedness

The following table sets forth FMS-WM’s actual capitalization and indebtedness as of December 31, 2012.

As of December 31, 2012
audited
(in € millions)
Debt
Short-term debt	1,313
Bonds and notes	147,234
Loans and advances to bank and loans and advances to customers (not payable on demand)	78,223
Other borrowings and other liabilities	19,618
Equity
Total equity	35

Total capitalization	246,423

Economic Conditions And Market Developments

The following sections contain an overview of economic conditions and market developments, which affected the value of FMS-WM’s portfolio and its business in general in 2012.

Economic Developments in Key Regions

The global economy weakened further in 2012. According to International Monetary Fund (“IMF”) estimates, the global economy grew at a rate of 3.2% in 2012, down from 3.9% in 2011. The debt crisis in the euro area and a difficult global trade environment in particular constrained expansion, whereas the United States, with a sustained moderate increase in GDP, once again proved to be a cornerstone of the global economy. Due to the political and financial uncertainties in Greece and problems in the banking industry in Spain, the crisis in the euro area deepened. During 2012, the common currency area fell into a mild recession triggered by fiscal consolidation programs and the lack of certainty about the further course of the sovereign debt crisis as well as the reduced ability of the private sector to obtain credit. The pressure in favor of fiscal consolidation intensified again, and the recession persisted in the economies of the peripheral Euro Area Member States. Weak demand also affected the formerly relatively high-growth German economy. A number of emerging market countries, including China, struggled with economic slowdown, which in turn adversely affected the industrialized countries due to waning demand for exports. Since late fall 2012, an improved economic environment throughout Asia (with the exception of Japan), allowed the global economy to stabilize, whereas the euro area remained caught in a mild recession. The easing of the capital markets situation prompted by the introduction of outright monetary transactions (“OMT”) by the ECB lent support at year-end and led to a low-level recovery of key risk indicators in the euro area. OMTs are a way to purchase bonds of countries that apply for a new program with the European Stability Mechanism (“ESM”) and thereby agree to fulfill strict conditions for reforms. According to a resolution by the ECB Governing Council, these transactions are aimed at “safeguarding an appropriate monetary policy transmission and the singleness of the monetary policy” of the Eurosystem.

The first few months of 2012 were a positive period for European capital markets. This was mainly due to the ECB sharply increasing liquidity in the euro area. In the first three-year tender, carried out in December 2011, the allotment was approximately EUR 490 billion. A second volume tender was held at the end of February 2012 with a total volume of approximately EUR 530 billion. The objective of this injection of liquidity was to mitigate the funding problems of banks in the peripheral countries. The banks in these countries used this liquidity to obtain domestic government bonds that they could in turn furnish to the ECB as collateral. As a result, the secondary market spreads narrowed for the bonds of the peripheral Euro Area Member States as well as for markets such as France, the Netherlands and Belgium. Nonetheless, this liquidity could only temporarily ease the underlying sovereign debt crisis. Several factors increased pressure on European capital markets again starting in March 2012. In Greece, uncertainty about government bond restructuring and parliamentary elections was an adverse factor. This effect was further intensified by the escalating crisis in the Spanish banking sector coupled with the sustained recession and rising unemployment. As a result, the spreads for Spanish government bonds widened to new record highs. The negative mood swept the Italian bond market as well, and its spreads also widened noticeably.

It was not until the beginning of the second half of 2012 that conditions eased again, after Spain requested help for its distressed banking sector and expectations grew for further support measures by the ECB in the form of OMTs. The OMTs had not been activated yet, but their announcement had eased the situation on the markets considerably, a move intended to ensure that states remained liquid by reducing the systemic risk of a break-up of the euro area. This increasingly led investors to return to the peripheral government bond markets and, as a result, the spreads in respect of German government bonds fell to new lows for the year. The volatility of the spreads also decreased.

Real Estate Markets

The heterogeneous trends in real estate markets worldwide continued in 2012. In the global property market, investors and banks generally continued to focus on first-rate properties in good to very good locations. Risk-averse investors – real estate companies, pension funds and government funds alike – still dominate the market.

In 2012, Germany’s real estate market sustained its positive momentum with stable sales growth, above all in the top German real estate markets in the cities of Berlin, Düsseldorf, Frankfurt am Main, Hamburg and Munich. Due to the economic uncertainty in many European countries, the relatively secure German investment environment continued to be perceived as attractive. The stable economy had a positive influence, especially on vacancy rates in metropolitan areas. Continued strong demand led to rent increases in major cities. As in 2011, investors focused on first-rate properties in good locations and neighborhoods in Germany’s top urban real estate markets.

The retail segment was vital to the commercial real estate investment market in Germany once again in the first six months of 2012. In this context, most major cities saw an increase in the highest rents. Transaction volume grew in the shopping center segment, which continued to be very attractive to investors.

Germany’s logistics sector expanded further in 2012, reporting the highest sales in Europe. Larger transaction volume in warehouse and logistics properties also reflected this positive development. Residential real estate demand in metropolitan areas and university towns increased once again. The rise in the number of single-person households was the primary factor that caused the supply to shrink in 2012. As a result, the federal government was forced to inform the public about future bottlenecks in the residential real estate market.

The markets in Northern and Western Europe, except the Benelux states, continued to be considered attractive locations for investment, whereas Eastern European markets were propped up by relatively low rent levels in conjunction with an attractive spread compared with Western Europe. Skepticism persisted about the Southern European real estate markets. The continued hesitation of investors in Italy, Spain and Portugal kept the transaction volumes low. The high level of vacancies in these countries could not be reduced in 2012 due to the challenging economic environment in these countries. In the near term, no improvement in the situation on the labor markets of these countries is anticipated. As a result, demand for office space is not expected to grow and, in turn, vacancies are not expected to decline.

In the United States, demand, particularly for rental of office and retail space, grew year-on-year in 2012. As a result, vacancy rates also went down. The trend presented an uneven picture in the various regional markets, however. For instance, the US market for office space performed better in central locations in major cities than in the outskirts. Investors concentrated on first-rate properties.

Infrastructure Markets

In 2012, infrastructure markets worldwide were put under pressure by the continuing financial crisis. After a record year in 2011, total project finance volume decreased by approximately 6%. Tightened regulatory requirements on banks and higher capital requirements caused banks to hold back somewhat on funding infrastructure projects. This development was only partly offset by the heightened interest in project finance shown by insurance companies and pension funds.

Although worldwide demand for new infrastructure projects was high in 2012, ongoing project finance arrangements in Europe were affected by the consequences of the current financial and economic crisis. Transportation, passenger and trade volumes fell across Europe and, coupled with deterioration in the credit quality of the peripheral Euro Area Member States, this caused problems in fulfilling contractually agreed principal and interest payments as well as a significant reduction in early repayments and redemption.

In contrast to worldwide developments, the project finance volume and the number of public-private partnerships in North America and Australia increased for the third consecutive year. This trend was driven by the continuing strong demand for new infrastructure projects and the promotion of regional infrastructure projects by individual state and local governments.

Financial Institutions and Covered Bonds

The first half of 2012 was dominated by the persisting sovereign debt crisis in conjunction with high risk premiums for bank debt securities issued in the peripheral Euro Area Member States. Risk premiums declined slightly thanks to the announcement by the ECB that it would buy an unlimited quantity of European government bonds on the secondary market. This trend was amplified by the recapitalization of the Spanish banking sector and the advances made in the creation of a European banking supervision system.

Public Sector

In 2012, market attention continued to focus on the European sovereign debt crisis, which deepened into the third quarter of 2012. The peripheral Euro Area Member States, such as Spain, Portugal and Italy, were forced to accept rising yields on their bonds until July 2012 in return for funding. Spain reached an unprecedented level of up to 7.0% on its benchmark bonds.

The announcement by the ECB that it would take all necessary measures to support the euro caused a turnaround in the trend. An additional factor was the possible unlimited purchase of government bonds by the ECB. This appears to have caused market participants to rethink, and the premiums on bonds issued by the peripheral Euro Area Member States declined. The risk premiums in Spain and Italy were halved by the end of 2012. In Portugal and Ireland, access to the capital markets was the primary concern and both countries benefited from the markets’ regained trust in the Euro Area Member States and the euro as a currency.

In 2012, the US economy achieved higher – but still relatively weak – growth rates, mainly due to the uncertainties associated with the pending fiscal cliff and related political wrangling as well as Hurricane Sandy. The tax base of local municipalities stabilized somewhat, due to the slow recovery of the US real estate market.

The dispute with China over the Senkaku Islands caused Japan to experience a sharp drop in exports to China, which caused Japan to fall into recession for the third year running. The Japanese elections in December 2012 brought a change to a business-friendly government, which announced expansive programs to boost the national economy, which had been weak for years, and to fight the long-standing deflation in the country. In conjunction with the targeted weakening of the Japanese yen and the increase in purchases of Japanese as well as European government bonds, a package of measures was developed, which has already had substantial effects on the relevant markets.

ABS Markets

ABS markets worldwide recovered further in 2012 and a reduction in rating volatility was observed.

The European securitization markets showed faint signs of recovery in 2012. Collateral performance in the CMBS segment remained problematic, and borrowers continued to experience refinancing issues due to the current maturity profile along with the market situation. The difficult residential real estate market situation in the peripheral Euro Area Member States adversely affected the fundamental estimates of the corresponding RMBS positions. In terms of public sector securitized bonds, some rating downgrades were observed following the issuance of new sovereign ratings. However, the spread side on the whole experienced a trend toward narrowing, particularly in the fourth quarter of 2012.

The US CMBS paper segment benefited from a positive turn in fundamentals in commercial real estate financing. The spread levels, and in particular spread volatility, declined significantly over the course of 2012.

Despite the volume of new issues totaling around USD 22 billion in 2012, Federal Family Education Loan Program (“FFELP”) student loan ABS, as a class of securities, experienced a period of decrease, as the supply of new loans available for securitization is likely to be limited in the future. In turn, the problem of the relatively high level of student loan debt will continue to be a focal point of media and public discussion. The spreads in this sector narrowed in 2012, as investors began to look beyond ratings and focused on the underlying credit quality.

Financial Report – Net Assets, Financial Position and Results of Operations

Net Assets

The asset transfer from HRE Group companies as at October 1, 2010 continued to have a major impact on the net assets of FMS-WM as of December 31, 2011 and 2012. FMS-WM took over assets, liabilities, provisions, accrued and deferred items, derivative financial instruments as well as other executory contracts from the transferring legal entities for accounting purposes effective October 1, 2010.

Taking contingent liabilities and other liabilities into account, FMS-WM posted a transaction volume (total equity and liabilities plus contingent liabilities plus other obligations) of EUR 262,479 million as of December, 31 2012, compared to a transaction volume of EUR 357,740 million as of December 31, 2011. The table below provides an overview of the amount and composition of the business volume of FMS-WM as of December 31, 2012 and 2011 (numbers may not add up due to rounding differences):

	As of December 31,
	2011	2012
	(€ in millions)
Assets
Loans and advances to banks	49,609	39,667
Loans and advances to customers	29,259	24,427
Debt instruments	244,990	169,618
Other long-term equity investments	7	7
Shares in affiliated companies	387	381
Intangible and tangible fixed assets	3	2
Other assets	9,985	7,413
Prepaid expenses	7,526	4,908

Totals assets	341,766	246,423

	As of December 31,
	2011	2012
	(€ in millions)
Equity and liabilities
Liabilities to banks	112,580	42,109
Liabilities to customers	21,562	37,427
Securitized liabilities	181,558	147,234
Other liabilities	1,727	751
Deferred income	22,243	17,506
Provisions	2,096	1,361
Equity	—	35

Total equity and liabilities	341,766	246,423
Contingent liabilities	11,672	10,669
Other obligations	4,302	5,387

Transaction volume	357,740	262,479

Lending Business

The transferred risk positions that arise from the underlying lending business encompass receivables, disbursement obligations under irrevocable loan commitments and guarantees. Some of the contingent liabilities stem from guarantees granted by FMS-WM for certain assets that are being held by the HRE Group companies and were not transferred to FMS-WM.

The lending business had a volume of EUR 74,609 million as of December 31, 2012, compared to a volume of EUR 88,735 million as of December 31, 2011, and was broken down into the following balance sheet and below-the-line items:

	As of December 31,
	2011	2012
	(unaudited)
	(in € millions)
Loans and advances to banks	49,609	39,667
Loans and advances to customers	29,259	24,427
Contingent liabilities (excluding credit default swaps)	5,565	5,128
Other obligations	4,302	5,387

Lending business	88,735	74,609

As of December 31, 2012, contingent liabilities included potential liabilities under guarantees in the amount of EUR 10,669 million (December 31, 2011: EUR 11,672 million) as well as under irrevocable loan commitments in the amount of EUR 5,387 million (December 31, 2011: EUR 4,302 million).

The line item “other obligations” shows FMS-WM’s irrevocable loan commitments. The 2012 figure for irrevocable loan commitments (EUR 5,387 million) includes liquidity facilities amounting to EUR 4,552 million that were made to both PBB and Depfa in connection with the transfer of the economic risk of exposures by means of guarantees as defined in Section 8a of the FMStFG.

Securities Holdings

Holdings of securities in the amount of EUR 169,618 million were recognized as debt instruments as of December 31, 2012, compared to an amount of EUR 244,990 million as of December 31, 2011. As of December 31, 2012, the amount of securities holdings included debt instruments issued by FMS-WM of EUR 65,250 million that were repurchased, compared to EUR 129,220 million as of December 31, 2011. These holdings of debt instruments issued by FMS-WM solely concern marketable bonds and other fixed-income securities, which are classified as holdings of financial investments. All holdings of securities are in principle hedged against interest rate and foreign exchange risks through the use of derivatives.

Shares in Affiliated Companies and Other Long-Term Equity Investments

As of December 31, 2012, a book value of EUR 388 million (December 31, 2011: EUR 394 million) was recognized for shares in affiliated companies and other long-term equity investments, mainly reflecting the equity investments transferred by PBB. Changes during fiscal 2012 mainly resulted from currency effects.

Liabilities

Issuing bonds and engaging in repos in accordance with FMS-WM’s funding strategy has a significant impact on the following balance sheet items: (i) liabilities to banks, (ii) liabilities to customers and (iii) securitized liabilities. As of December 31, 2012, FMS-WM recognized securitized liabilities of EUR 147,234 million (December 31, 2011: EUR 181,558 million). In connection therewith, the holdings of FMS-WM’s own debt issues including pro rata interest as of December 31, 2012 were EUR 117,705 million (December 31, 2011: EUR 153,145 million). Own debt instruments were bought back in the amount of EUR 65,250 million, including pro rata interest, in fiscal 2012 (2011: EUR 129,220 million). Own issues repurchased are reported in the balance sheet item, Debt instruments. As of December 31, 2012, this item also included EUR 29,529 million (December 31, 2011: EUR 28,413 million) in ECP issued under the ECB’s program launched in fiscal 2011. For further details please see “Financial Position–Issuing Activity and Funding”.

Prepaid Expenses and Deferred Income

Prepaid expenses in the total amount of EUR 4,908 million as of December 31, 2012 (December 31, 2011: EUR 7,526 million) included EUR 3,505 million (December 31, 2011: EUR 5,996 million) in costs for derivatives that have not yet been amortized as well as EUR 1,264 million (December 31, 2011: EUR 1,423 million) accrued from the lending business attributable almost exclusively to payments made by FMS-WM in fiscal 2010 for the hedge adjustments of the hedged items (receivables) taken over from the HRE Group companies in 2010.

Deferred income of EUR 17,506 million as of December 31, 2012 (December 31, 2011: EUR 22,243 million) included EUR 17,278 million (December 31, 2011: EUR 22,163 million) resulting from purchase costs not yet amortized in connection with the derivatives taken over as of October 1, 2010 from the transferring HRE Group companies. The book values of these financial instruments at the transfer date resulted, in particular, from the negative fair values of the financial instruments used to hedge interest rate risks. The closing out of derivatives that were originally in a hedging relationship with Greek loans or securities represents a primary reason for the decrease of deferred income in fiscal 2012.

Equity and Loss Compensation Claim

The capital base of FMS-WM is structured as follows:

HRE and PBB each made an equity contribution of EUR 1 million to FMS-WM in connection with the spin-off pursuant to Section 8a (1) and (8) FMStFG in conjunction with Section 123 (2) No. 1 and 131 of the German Reorganization and Transformation Act (Umwandlungsgesetz, “UmwG”).

HRE also spun off a claim against SoFFin to FMS-WM with regard to a contribution of EUR 2,080 million to be provided by SoFFin. This amount was paid to FMS-WM in the third quarter of 2011 and recognized in income in the 2011 annual financial statements. The contribution is included in the income statement item, income from loss compensation.

The loss compensation claim against SoFFin in the amount of EUR 7,316 million recognized as of December 31, 2012 results from the loss compensation claim recognized as of December 31, 2011 in the amount of EUR 9,939 million less related payments made to FMS-WM totaling EUR 2,623 million received during fiscal 2012.

Financial Position

The transfer of assets and liabilities from the HRE Group included transfers of short-term funds in fiscal 2012 and fiscal 2011. Some of these holdings were repaid in connection with the restructuring of the funds and replaced by new FMS-WM issues. Securitized liabilities of EUR 147,234 million (2011: EUR 181,558 million) were recognized as of December 31, 2012 in connection with FMS-WM’s debt issuances, the ECP program and accrued interest. FMS-WM issued EUR 117,705 million in own debt instruments including pro rata interest as of December 31, 2012 (December 31, 2011: EUR 153,145 million); of this amount, EUR 65,250 million including pro rata interest (December 31, 2011: EUR 129,220 million) were bought back and reported in the balance sheet under the item, debt instruments.

Issuing Activity and Funding

In 2012, FMS-WM met its self-imposed targets for its funding and investor relations strategy. The overriding aim is to ensure the solvency of FMS-WM at all times. This is accomplished by utilizing a broadly diversified funding structure, characterized by a wide range of products and the continuous expansion of a highly diversified, international investor base.

In the money market, the product range includes the following instruments:

•	Euro CP / CD Program;

•	USD asset Backed CP Program;

•	Repos (bilateral, tri-party and Eurex repos);

•	Deposits from institutional investors; and

•	Indirect funding from the central bank.

In 2012, the sustained development of FMS-WM’s own money market and capital market instruments enabled it to completely repay EUR 35.2 billion indirect funding it had received from the ECB.

Capital market funding is mainly based on strategic benchmark issues, complemented by public sector issues and private placements. These three funding methods differ in volume, price and secondary market liquidity. FMS-WM generally does not issue structured products but it can issue in a broad range of currencies – mainly USD, GBP and AUD besides the EUR.

The total 2012 issuance volume of all capital market instruments amounted to EUR 34.9 billion, with issuances in EUR dominating the funding activities, as expected. In this context, the successful issuance of five strategic euro benchmark bonds to a broad range of investors and regions was of particular relevance. Furthermore, the first USD, GBP and AUD benchmark issues were placed with international investors during fiscal 2012.

FMS-WM plans to increase the capital markets’ share of total funding in the coming years.

Results of Operations

The results of operations were determined mainly by the valuations carried out, as well as current expenses and income of risk positions transferred from the HRE Group.

In fiscal 2012, FMS-WM posted a positive result of EUR 37 million (2011: negative result of EUR 9,961 million) from ordinary activities. In fiscal 2011, FMS-WM’s results were negatively impacted by one-off effects resulting from write-downs related to the Greece portfolio. Adjusted for these effects, FMS-WM posted a negative result of EUR 1,045 million in 2011.

In accordance with its charter, FMS-WM’s Supervisory Board is responsible for allocating profits. Taking the tax burden and the losses carried forward in the amount of EUR 2 million (2011: EUR 2 million) into account, net retained profits amounted to EUR 33 million for fiscal 2012 (2011: net accumulated loss of EUR 2 million).

The table below provides an overview of the structure of the result from ordinary activities based on the items of the income statement:

INCOME STATEMENT

	January 1 – December 31, 2011 (adjusted)	January 1 – December 31, 2011	January 1 – December 31, 2012
	(unaudited)	(audited)
	(€ in millions)
Net interest income	552	552	729
Net commission income	59	59	89
Other operating income/loss, net	30	30	(8)
General and administrative expenses	(348)	(348)	(338)
Risk provisions for the lending business	(531)	(1,850)	32
Net income from investments in the securities business	(807)	(8,404)	(465)
Expenses from loss absorption	—	—	(2)

Results from ordinary activities	(1,045)	(9,961)	37
Income from loss absorption		9,969	—
Taxes (incl. other taxes)		(8)	(2)
Net income/loss for the fiscal year		—	35
Retained profits/accumulated losses brought forward		(2)	(2)

Net retained profits (2011: net accumulated losses)		(2)	33

Net Interest Income

Net interest income in fiscal 2012 amounted to EUR 729 million (2011: EUR 552 million). The positive development of net interest income in fiscal 2012 was mainly due to FMS-WM’s issuing activities and the relatively favorable funding rates compared to fiscal 2011. In addition, net interest income in fiscal 2011 was negatively impacted by one-off effects of the unwinding of interest-bearing assets.

Net Commission Income

Commission income primarily comprises commission income from the lending and derivatives business. Commission expense mainly includes premium payments for loan hedging derivatives. The increase in net commission income in fiscal 2012 can be explained essentially by the elimination of commission expenses related to SoFFin guarantees (EUR 17 million) as well as by one-off effects from derivatives transactions.

General and Administrative Expenses

General and administrative expenses amounted to EUR 338 million in fiscal 2012 (2011: EUR 348 million). Major aspects of the operating activities of FMS-WM are managed by HRE Group companies under the cooperation agreement with PBB. Expenses of EUR 214 million were incurred in fiscal 2012 for the tasks assigned to the HRE Group (2011: EUR 267 million).

Personnel expenses for the staff of FMS-WM in fiscal 2012 were EUR 21 million (2011: EUR 14 million).

Risk Provisions and Net Income from Securities

The result from risk provisions (write-downs of and valuation allowances on receivables and certain securities, additions to loan loss provisions / income from reversals of write-downs of receivables and certain securities and from the reversal of loan loss provisions) improved to EUR 32 million in fiscal 2012 (2011: EUR –1,850 million), primarily as a result of payments received on receivables that had been written down as well as the reversal of general loan loss provisions. The result from risk provisions in 2011 were characterized by one-off effects from the valuation of the Greece portfolio, which resulted in charges amounting to EUR 8,916 million. Adjusted for such one-off effects of write-downs related to Greece, risk provisions for fiscal 2011 were EUR 531 million.

Net loss from investments (write-downs of and valuation allowances on shares in affiliated companies, other long-term equity investments and securities classified as fixed assets as well as income from reversals of write-downs of other equity investments, shares in affiliated companies and securities classified as fixed assets) amounted to EUR 465 million in fiscal 2012 (2011: EUR 8,404 million), which was mainly related to the closing out of derivatives that were originally in a hedging relationship with Greek securities or loans. Adjusted for the one-off effects from the valuation of the Greece portfolio, net loss from investments in fiscal 2011 were EUR  807 million.

Overall Appraisal

FMS-WM posted a positive result of EUR 37 million from ordinary activities for fiscal 2012 (2011: negative result of EUR 9,961 million).

FMS-WM’s net assets, financial position and results of operations as of December 31, 2012 were primarily determined by SoFFin’s loss compensation obligation, which was based on the prior years’ losses. The loss compensation claim recognized under other assets amounted to EUR 7,316 million as of December 31, 2012 (December 31, 2011: EUR 9,939 million), reflecting payments made in fiscal 2012 to FMS-WM in an amount of EUR 2,623 million.

In fiscal 2012, both net interest income and net commission income exceeded general and administrative expenses by a substantial margin such that income from the portfolio more than offset expenses from operating activities.

FMS-WM has had sufficient liquidity at all times since the transfer of HRE Group’s risk portfolio.

Risk Report

The risk report has been prepared in accordance with the requirements of the German Commercial Code (Handelsgesetzbuch, “HGB”) applicable to large corporations and the supplementary provisions applicable to banks. FMS-WM also applies the German Accounting Standard 5-10, “Risk Reporting by Financial Institutions and Financial Service Institutions,” to its risk reporting as necessary.

The disclosures in the risk report take all risk positions into account, to the extent that FMS-WM has beneficial ownership thereof and bears the value at risk. This also encompasses synthetic transfers of risk positions and receivables of FMS-WM’s subsidiaries whereby FMS-WM has assumed all default risks, directly or indirectly, in connection with such subsidiaries’ funding activities. Apart from receivables, this also encompasses properties that were taken over in connection with the disposal of collateral. In addition, the risk report also shows exposures where the risks were not transferred directly for a variety of reasons but instead by means of guarantees for instance. These disclosures do not distinguish between on-balance sheet transactions (receivables, securities) and off-balance transactions (especially guarantees, loan commitments, derivatives).

Basics of Risk Management

FMS-WM’s risk management is based on the winding-up plan and the risk strategy, and it is documented in the risk manual. The key risk management functions and instruments were further refined in fiscal 2012. Aside from the sets of tools used to steer and monitor risk, this also includes reviewing and adjusting, as necessary, approaches to management, limit setting and reporting, given the special nature of FMS-WM.

FMS-WM’s risk strategy takes into account the requirements of Section 25a (1) KWG, Article 2 (4) of its charter and the relevant rules and regulations in respect of the German Minimum Requirements for Risk Management (“MaRisk”), which specify the requirements of Section 25a of the KWG. MaRisk provides a flexible and practical framework for risk management at financial institutions. Furthermore, it refines the requirements placed on a business organization for outsourced activities and processes requiring financial institutions to take adequate measures to ensure that outsourcing does not result in an undue increase in risk. MaRisk provides for the establishment of appropriate internal governance structures. Within the meaning of MaRisk, risk management includes the determination of appropriate strategies, as well as the establishment of appropriate internal surveillance procedures while taking into account a financial institution’s risk-bearing capacity. The internal surveillance procedures comprise the internal control system and internal audit.

In particular, the internal control system has to cover:

•	rules regarding the organizational and operational structure; and

•	processes for identifying, assessing, treating, monitoring and communicating risks.

In addition, MaRisk contains specific requirements for the organization and management of counterparty default risks, market risks, liquidity risks and operational risks.

Although FMS-WM is not a bank or a financial services institution as defined under the KWG, due to similarities of FMS-WM’s operations with such institutions, FMS-WM’s risk strategy complies with all relevant rules, regulations and standards applicable to banks and/or financial institutions to the extent advisable, required or stipulated in its charter. Prior to FMS-WM’s creation, extensive preliminary talks were conducted between FMS-WM and FMSA, its legal regulator, concerning the extent to which MaRisk rules and regulations would apply to FMS-WM.

The risk strategy defines long-term, general and consistent frameworks and principles for FMS-WM’s risk management to the extent that this is advisable and required in substantive terms. It provides the basis for managing and controlling different types of risk and fixes fundamental risk targets that govern all business decisions.

The current risk strategy is derived directly from FMS-WM’s objective as set out in its charter. FMS-WM follows a strategy that is aimed at unwinding the portfolio in a way that maximizes its value to the extent possible. The efficiency and operational feasibility of all risk-steering activities constitute additional requirements for reducing risk. The risk tolerance of FMS-WM is documented in the winding-up plan, which reflects the business strategy, and the risk strategy derived from it.

To refine its risk management, FMS-WM also adopted specific strategies for five relevant risk categories: credit risk, market risk, liquidity risk, operational risk and other risks.

Because the capital adequacy requirements of the KWG do not apply to FMS-WM, the absence of any obligation to prepare an internal capital adequacy assessment process to manage its business based on economic capital pursuant to MaRisk standards result in reduced requirements on FMS-WM’s reporting system, among others, compared to banks. In particular, FMS-WM’s approach to risk management is designed to avoid seeking recourse with SoFFin under the latter’s obligation to compensate losses and limit any such resource to that which is inevitable.

The winding-up plan and the risk strategy – including the underlying assumptions – are reviewed on a regular basis (at least annually) and updated as necessary. Deviations from the plan that are identified in the wind-up report may also require further updates.

Organizational Structure of Risk Management

Responsibility for risk management rests with the Management Board of FMS-WM, in particular the Chief Risk Officer. The chart below shows the organizational structure of risk management:

Risk Committee of the Supervisory Board

As far as loan and portfolio management are concerned, the Risk Committee of the Supervisory Board serves as the latter’s decision-making body tasked with making related decisions on a case-by-case basis that are particularly relevant to risk, have major effects on FMS-WM’s net income or have strategic significance. It reviews transactions, adopts measures, strategies and targets related to individual exposures in connection with unwinding the portfolio and monitors relevant loan decisions. All members delegated for this purpose by the Supervisory Board are entitled to vote.

Committees of the Management Board

The following committees, which generally meet weekly or monthly and can be convened at short notice, have been established at FMS-WM to support and advise the Management Board as well as to make certain decisions:

•

The Risk Committee of the Management Board is the corporate body for operational lending decisions at the management level of FMS-WM. This Committee makes loan decisions concerning individual loans for the Public Sector, Structured Products and Infrastructure segments that must be made at the management level because they are relevant to FMS-WM’s risk exposure.

•

The Real Estate Committee was established in April 2011 as a management and information body designed to relieve the Risk Committee and take individual decisions related to the management of the real estate portfolio subject to a predefined set of rules allocating authority. The responsibility for individual portfolio management decisions in the Commercial Real Estate and Workout segments was transferred completely to the this Committee in April 2012.

•

The Portfolio Steering Committee is a strategic management and information committee at the Management Board level whose duties include preparing decisions on adjustments to the winding-up plan and making decisions on methodological changes in risk controlling and concerning overall risk steering.

•

The Asset Liability Committee (“ALCO”) serves as the Management Board’s key body tasked with information gathering, monitoring and management activities in connection with strategic decisions on issues related to the structure of the balance sheet, liquidity and market risk positions, funding and hedging strategies, limits as well as its methodological requirements for market and liquidity risks.

All members of the Management Board have voting rights in its Committees.

Units

The units listed below are mainly responsible for risk management at FMS-WM.

The Risk Controlling, Finance & Portfolio Steering unit is responsible for carrying out all risk controlling activities in accordance with MaRisk for all risk types. This includes identification, analysis, assessment, monitoring and reporting of all risks. It is also responsible for carrying out the annual review of FMS-WM’s winding-up plan and for preparing the monthly wind-up report, which is the centralized reporting tool for all risk types.

The reviewing of the adequacy of the models used to determine credit risk and model-based market price valuation is assigned to the Quantitative Analytics department within the Structured Products & Quantitative Analytics unit.

Managing credit risk is one of FMS-WM’s central tasks. The main tasks of the portfolio management units entail making decisions on loans and securities at both the individual and the portfolio level. This is where the decisions of the committees on whether or not to hold risk positions to maturity or sell or restructure them are prepared and carried out. The Credit Portfolio Management units and departments comprise the following six units and departments, the responsibilities of which are defined on the basis of the relevant segments or product groups:

•	The Structured Products department within the Structured Products & Quantitative Analytics unit manages the structured products.

•	The Corporate, Asset & Public Finance unit is responsible for the Public Sector and Infrastructure portfolio segments.

•	The Sovereign Finance unit is responsible for the government bond portfolio.

•	The Commercial Real Estate I unit handles exposures that are mostly performing.

•	The Commercial Real Estate II unit generally handles exposures that must be restructured or extended or require intensive management.

•	The Commercial Real Estate III unit is responsible for managing the Workout portfolio segment.

The Treasury unit is responsible for the operational management of interest rate, foreign exchange and counterparty risks as well as for tactical liquidity management.

The Capital Markets Funding unit handles long-term funding via capital market issues and manages strategic liquidity risk.

In 2012, the Audit department in the Legal, Compliance & Audit unit performed risk-based and process-independent audits relating to the effectiveness and adequacy of risk management in general and the internal control system (“ICS”) in particular.

The Sourcing department in the IT & Sourcing unit is tasked with service provider management and thus managing outsourcing risks.

Moreover, each individual department at FMS-WM must also manage the operational risks falling within the scope of its respective responsibility. For example, ensuring adequate rules of representation and carrying out measures to prevent losses are decentralized responsibilities.

Process Organization of Risk Management

Risk management at FMS-WM encompasses the identification, analysis/assessment, steering and monitoring/reporting of risks.

The material types of risks associated with the business model of FMS-WM are:

•	Credit risks;

•	Market risks;

•	Liquidity risks;

•	Operational risks; and

•	Other risks.

A risk inventory is conducted annually to identify and review risks classified as material. Due to the size and complexity of the portfolio transferred, credit risk in the form of borrower and issuer risk is the most important type of risk to which FMS-WM is exposed. In addition, FMS-WM is subject to considerable operational risk as a result of the extensive outsourcing of processes and ongoing large-scale projects relating to the changeover to a new portfolio servicer. Risk management also entails actively limiting, steering and monitoring the following risks in particular: credit risk in the form of counterparty risk, market risk and liquidity risk. Borrower and issuer risks are monitored and managed as part of the wind-up strategies for specific wind-up clusters within the segments. Credit risk in the form of counterparty risk, market risk, liquidity risk, operational risk and other risks are managed for the portfolio of FMS-WM in its entirety irrespective of the wind-up clusters.

FMS-WM is fully liable for managing and monitoring each individual risk type. While FMS-WM has assigned essential tasks and activities to the HRE Group as its portfolio servicer based on service level agreements, the portfolio servicer has very limited decision-making authority. Further, FMS-WM currently uses HRE Group’s existing IT systems to support its management of risks. These systems have been adjusted to meet FMS-WM’s special needs as required, and future adjustments may further take place.

In light of the termination of the cooperation agreement with PBB taking effect as of September 30, 2013, a transition process is ongoing with respect to the roles of FMS-WM Service in providing portfolio services and operations services and of IBM Deutschland GmbH in providing information technology services.

Activities and internal auditing tasks related to the risk assets of FMS-WM managed by HRE Group as the portfolio servicer have been outsourced to the latter’s Group Internal Audit department. These areas are monitored by the director of the Audit department (Legal, Compliance & Audit unit) of FMS-WM in his capacity as its Audit Officer in accordance with MaRisk requirements.

Credit Risks

Definitions

The credit risk of FMS-WM mainly comprises borrower and issuer risk, counterparty risk as well as country risk.

•

Borrower and issuer risk comprises the risk that a contracting party, or a reference entity in the case of credit derivatives, does not fulfill the payment obligations resulting from loan agreements or securities issues in full and in a timely manner. The borrower and issuer risk is further classified into default and migration risks.

•

Default risk: Either the risk that a borrower cannot fulfill its loan obligations in full or the risk that a material obligation of such borrower is overdue for more than 90 days. The loss arising in the case of a default can often be mitigated by realizing collateral or other hedging instruments.

•

Migration risk: This is the risk that the probability of default of a borrower or issuer determined by credit rating analysis could increase over time. This leads to a, possibly temporary, credit rating-driven impairment of the risk position by intensifying the potential default risk – regardless of whether this is shown on the balance sheet or not. If, however, the borrower does not default by the end of the lending relationship – despite a deterioration in its credit quality – the temporary impairment of the risk position is reversed in full.

•

Counterparty risk is the risk that a contracting party’s default makes it impossible to fully collect unrealized profits from derivatives and executory contracts. It includes replacement and settlement risk.

•	Replacement risk: If a counterparty defaults, the contract must be replaced at conditions that are less favorable than the ones applicable when the contract was initially entered into.

•	Settlement risk: FMS-WM delivers an asset that it has sold to a counterparty or makes a payment but does not receive the stipulated monetary consideration or the asset, as the case may be.

•

Country risk comprises credit or counterparty risks arising from the dependence of the contracting party on the actions of the relevant foreign states. This includes the risk that a debtor cannot service its liabilities only because the government or central bank of the debtor’s country cannot or will not make available the foreign currency required for such repayment or prohibits such repayment (transfer risk), or because the currency of the debtor’s country can no longer be converted due to a serious deterioration of the country’s economic or political situation (conversion risk).

Risk Strategy

FMS-WM’s credit risk strategy includes reducing the risks by unwinding the loans, securities and derivatives in accordance with the winding-up plan based approaches that maximize their value. The winding-up plan generally does not provide for engaging in new business with the exception of forced extensions, rescue acquisitions and stabilization measures as part of decisions that are made on a case-by-case basis to improve the risk exposure of FMS-WM.

Risk Identification

A catalogue of early warning signs, which was prepared in coordination with the portfolio servicer, is used to continuously monitor loan exposures for purposes of early identification of problem assets. The latter are then classified into Facilities in Focus, Watchlist, Restructuring and Workout – in that order – if certain indications are present. Exposures are subject to increasingly intensified monitoring – in that order – to ensure that risks are detected earlier and steps aimed at reducing risk can be initiated.

The guidelines agreed with the portfolio servicer for credit processes determine the requisite steps for performing risk reviews and risk assessments as part of regular monitoring. Early warning indicators as well as the credit processes are reviewed on a regular basis but at least annually by the portfolio servicer and coordinated with the responsible units within FMS-WM.

Risk Analysis and Assessment

Credit risk is measured using the portfolio servicer’s internal models by calculating the expected amount of the receivable at the time of default (exposure at default, or “EaD”), the probability of default (“PD”) and the potential loss given default (“LGD”). The models for determining these parameters are reviewed annually by FMS-WM.

The aforementioned parameters are in turn used to calculate the expected loss (“EL”) for one year. The EL is determined for the transaction level and subsequently aggregated to both the segment and the total portfolio level as a material management parameter.

Aside from the short-term management parameter, the EL for the wind-up portfolio over a longer planning period is determined and serves as a reference parameter for risk. The estimated, cumulative ELs for the given period are provided in the winding-up plan for each segment.

In addition, FMS-WM’s Risk Controlling unit is conducting credit risk stress test analyses on a quarterly basis. These analyses quantify the effects on the portfolio loss distribution resulting from a variety of stressed assumptions regarding the key credit risk parameters PD and LGD. Some of these scenarios are designed to analyze credit risks only, others are part of a comprehensive stress testing framework considering other risk categories as well.

Risk Steering

The credit portfolio management units and departments listed in the section entitled “– Organizational Structure of Risk Management” are responsible for steering credit risks. Restructuring and selling receivables are the two most important tools that are available to FMS-WM for steering credit risks.

In managing the portfolio, FMS-WM generally bases its decisions on the long-term (i.e., intrinsic) value of an exposure as opposed to short-term fluctuations in value. This also corresponds to the classification of the securities as banking book assets in the balance sheet. Changes in the market value are also used for internal credit rating analyses. Additional analyses of the credit risk and potential write-downs are also performed in the event of material market value changes. Differences between the market values and the book values can often be used to infer changes in default risks or the risk of credit rating downgrades (migration risk).

Counterparty risks are managed by means of suitable limits based on the gross future exposure and/or the nominal exposure. This covers both replacement and settlement risks. As a rule, transactions entailing a counterparty risk may not be made without a sufficient borrower-specific limit. The extent to which the limit has been utilized – i.e., the pre-deal limit check – must be verified before any new transaction takes place. All transactions are applied to the given borrower-specific limits immediately.

Two dimensions are analyzed in connection with the limiting of counterparty risks and active management of the related exposures.

•

Counterparty risks involving customers in the wind-up portfolio: The transferred risk positions also encompass derivatives with customers in lending transactions. These positions are limited for the purpose of monitoring any potential increases in risk resulting from changed market conditions. Individual exposures may be expanded only in exceptional cases, for example with the aim of stabilizing the overall exposure. Under the set of rules allocating authority, exposures of this nature must be decided and approved in accordance with the governance framework set out in FMS-WM’s charter.

•

Counterparty risks involving capital market partners: The Treasury and Capital Markets Funding units enter into money market transactions, derivatives and repos to manage both the risk positions and the liquidity of FMS-WM. Managing these business activities requires limits that give both units enough flexibility while at the same time enabling the Risk Controlling unit to carry out its monitoring duties. The activities of these two units are limited to a defined pool of counterparties (white list) and are subject to the Risk Controlling unit’s independent limit monitoring and escalation process.

Risk Monitoring and Reporting

At the portfolio level, borrower and issuer risks are monitored pursuant to the current winding-up plan and described in the wind-up report that is to be prepared monthly for the Management Board and the Supervisory

Board. In fiscal 2012, several improvement measures were implemented. For instance, the presentation of risk concentrations by currencies, countries, segments and top borrowers was expanded significantly. The portfolio servicer uses coordinated processes to monitor credit risks at the level of individual exposures. The changes in the ratings of the largest exposures is reported to the Management Board in the wind-up report. In addition, the portfolio servicer reports monthly on the development of the watchlist and problem assets to the responsible portfolio managers at FMS-WM. Based on the data delivered and their own analyses, the portfolio managers monitor the individual exposures for their segments with regard to the decisions required in the interest of economic value maximization.

Counterparty limits and their utilization are also recorded in the daily counterparty risk report, monitored and reported to the Management Board as well as the Treasury unit. An escalation process ensures timely reaction and communication to the Management Board if limits are exceeded.

Risk Position

FMS-WM’s credit portfolio is managed through the Commercial Real Estate, Workout, Public Sector, Structured Products and Infrastructure segments. An EaD is determined for all portfolio segments based on uniform specifications. The EaD shows the potential amount of the claim against the borrower irrespective of the latter’s credit rating and any risk provisions already set up in that connection. Besides the current drawdown, the EaD also takes into account the pro rata interest payments in relation to which a borrower may default before an exposure is defined as having defaulted (maximum 90 days) as well as those loan commitments which a borrower will still be able to draw on in future despite a significant deterioration in creditworthiness. The EaD of derivatives is defined as the sum of the current market value and the prescribed regulatory add-on, which constitutes a cushion for possible market value increases in future.

The EL is an additional important short-term parameter for managing the credit portfolio is determined for the entire portfolio for a period of one year. The only risk positions excepted from the determination of the EL are those for which a risk provision was already recognized or for which a risk provision was transferred in the takeover of the portfolio.

The disclosures below correspond to the presentation of internal risk reporting in the wind-up report.

Breakdown of the EaD and the EL of the Credit Portfolio

The following is a breakdown of the EAD and the EL of the credit portfolio by segment:

	Commercial Real Estate		Workout		Public Sector		Structured Products		Infrastructure		Total (excluding derivatives)		Derivatives
	December 31,
	2011	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011	2012
	(unaudited)
	(€ in billions)
EaD	14.5	12.3	6.2	4.8	96.3	80.4	43.8	37.4	19.9	19.4	180.7	154.3	18.4	17.6
EL	0.14	0.19	0.06	0.01	0.07	0.07	0.07	0.14	0.08	0.06	0.42	0.47	0.25	0.26

As of December 31, 2012, the EaD of the risk positions reported in the wind-up report (excluding derivatives) was EUR 154.3 billion – a decline by EUR 26.4 billion (15%) compared to December 31, 2011. At EUR 80.4 billion, the Public Sector segment fell EUR 15.9 billion below the prior-year figure. The largest reduction in the exposures in terms of volume resulted from participation in an exchange program with a partial debt waiver and the subsequent disposal of the remaining Greek government bonds as well as the sale of Japanese government bonds. Additionally, repayments and successful disposals of loans and securities in the Structured Products (EUR -6.4 billion), Commercial Real Estate (EUR -2.2 billion), Workout (EUR -1.4 billion) and Infrastructure (EUR -0.5 billion) segments led to a reduction in the portfolio.

The wind-up portfolio does not include the receivables from the HRE Group companies. These are mainly derived from the method by which the sub-portfolios were transferred (e.g., liquidity facilities for Depfa serving to fund the risk positions transferred by way of guaranty) as well as from the corresponding cash collateral for derivatives for which novation has not yet been possible. The derivatives had a total EaD of EUR 17.6 billion based on the wind-up report as of December 31, 2012. Compared to December 31, 2011, the EaD from derivatives was thus reduced by EUR 0.8 billion.

Although the exposure of the wind-up portfolio was reduced by 14% year-on-year, including derivatives, the EL for fiscal 2012 rose by 9% over fiscal 2011. Based on the parameters applied by the portfolio servicer in accordance with Basel II, as of December 31, 2012 the EL (including derivatives) was EUR 0.73 billion. The increase of EUR 0.06 billion compared with December 31, 2011 is mainly attributable to rating downgrades in the Commercial Real Estate and Structured Products segments. The significant volumes of Greek and Japanese government bonds disposed failed to contribute to reducing the EL because these securities were either already in default as at the previous year’s reporting date of December 31, 2011 (Greece) or made a very minimal contribution to the EL due to their excellent credit quality (Japan).

Breakdown of Credit Portfolio by Rating Classes(1)

The following is a breakdown of the credit portfolio by internal rating classes (what are shown are the internal PD ratings that have been applied to an S&P rating scale):

	Commercial Real Estate		Workout		Public Sector		Structured Products		Infrastructure		Total
	December 31,
	2011	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011	2012
	(unaudited)
	(EAD in € billions)
Group A
Ratings AAA to A-	0.1	0.0	0.0	0.0	76.2	33.1	36.4	23.1	7.8	2.3	120.5	58.5
Group BBB
Ratings BBB+ to BBB-	0.6	0.4	0.0	0.0	5.3	37.9	3.9	9.3	3.9	7.8	13.7	55.4
Group BB
Ratings BB+ to BB-	3.1	4.1	0.1	0.1	4.0	7.3	1.3	2.6	3.0	2.9	11.5	17.0
Group B
Ratings B+ to B-	7.8	4.5	0.3	0.1	0.1	0.2	0.9	1.2	0.9	2.4	10.0	8.4
Group C
Ratings CCC+ to C-	0.2	0.1	0.0	0.0	0.1	0.0	0.6	0.2	0.4	0.1	1.3	0.4
Group D
Rating D	2.7	3.2	5.8	4.6	10.6	1.9	0.7	1.0	3.9	3.9	23.7	14.6

Total	14.5	12.3	6.2	4.8	96.3	80.4	43.8	37.4	19.9	19.4	180.7	154.3

(1)	Excluding derivatives with an EaD of EUR 17.6 billion.

The distribution of ratings in the portfolio, with the exception of the unwinding of the Greek bond holdings already rated D (default) in the previous year, deteriorated substantially in fiscal 2012, particularly in the Public Sector portfolio. The main reason for the changes in this segment were Italian bonds and loans, which were downgraded from rating group A to group BBB with an EaD of EUR 29.5 billion. In addition, the sale of Japanese government bonds, and the downgrade of Spanish receivables (EUR 5.3 billion from group A to group BBB and another EUR 1.1 billion from group BBB to group BB) and Portuguese receivables, bonds and loans (EUR 1.8 billion from group BBB to group BB), contributed to the deterioration in the rating structure of the segment. The EaD reduction in rating class D amounting to EUR 8.7 billion in the Public Sector segment was principally due to the debt waiver for Greece and sales of Greek bonds. EL effects arising from the downgrades of the largest receivables in respect of Italy, Portugal and Spain were balanced out by sales and upgrades from very poor rating classes.

In the Commercial Real Estate portfolio, the EaD for rating group B declined by a total of EUR 3.3 billion partly because of the unwinding of the portfolio and also in part because of reclassifications to groups BB and D. D-rated exposures accounted for 96% of the EaD in the Workout segment in fiscal 2012 (2011: 94%). In the Structured Products segment, exposures with an EaD totaling EUR 9.4 billion were downgraded from rating group A to lower groups, mostly BBB (EUR 7.5 billion) and BB (EUR 1.7 billion). In total, maturities and sales eliminated EUR 6.4 billion in this segment. There has been deterioration in the quality of the portfolio in the Infrastructure segment as well.

The contrary effects of downgrades on the one hand and the EaD reduction in rating group D due to Greece on the other hand netted out to a ratio of 74% of investment grade exposures (rating groups A to BBB) in fiscal 2012, which is unchanged from fiscal 2011.

Breakdown of Credit Portfolio by Countries and Regions(1)

	Commercial Real Estate		Workout		Public Sector		Structured Products		Infrastructure		Total
	December 31,
	2011	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011	2012
	(unaudited)
	(EaD in € billions)
Country(2)
Germany	5.9	5.3	2.0	1.6	5.6	5.3	0.9	1.8	0.2	0.2	14.6	14.2
USA	2.0	1.6	1.5	1.1	0.1	0.1	28.0	20.7	2.0	1.8	33.6	25.3
United Kingdom	1.0	1.0	0.9	0.8	10.5	10.2	2.0	4.6	10.0	10.7	24.4	27.3
PIIGS
Italy	0.2	0.1	0.2	0.2	30.8	29.6	2.2	1.7	0.6	0.5	34.0	32.1
Spain	0.6	0.6	0.3	0.4	6.8	6.5	2.8	2.3	0.3	0.3	10.8	10.1
Greece	0.0	0.0	0.0	0.0	10.3	1.7	0.0	0.0	0.1	0.1	10.4	1.8
Ireland	0.1	0.0	0.0	0.0	0.8	0.7	1.3	0.6	0.1	0.1	2.3	1.4
Portugal	0.1	0.1	0.0	0.0	2.1	2.0	0.0	0.1	0.1	0.1	2.3	2.3
Japan	0.4	0.3	0.2	0.1	9.5	6.2	0.0	0.0	0.1	0.1	10.2	6.7
Asia (excl. Japan)	0.2	0.1	0.1	0.0	2.2	1.5	0.0	0.0	0.2	0.3	2.7	1.9
Rest of Europe	3.6	3.2	0.8	0.6	16.9	15.2	2.9	2.8	1.6	1.2	25.8	23.0
Rest of World	0.4	0.0	0.2	0.0	0.7	1.4	3.7	2.8	4.6	4.0	9.6	8.2

Total	14.5	12.3	6.2	4.8	96.3	80.4	43.8	37.4	19.9	19.4	180.7	154.3

(1)	Excluding derivatives with an EaD of EUR 17.6 billion.
(2)	Allocation by country of the economic risk (e.g., location of the collateral), which may be different from the legal domicile of the debtor/issuer in individual cases.

The breakdown of the credit portfolio by countries and regions as of December 31, 2012 reflected a high percentage of European borrowers (EUR 112.2 billion; down EUR 12.4 billion from December 31, 2011).

As of December 31, 2012, German real estate loans account for EUR 5.3 billion and US real estate loans for EUR 1.6 billion and thus the greater part of the exposures in the Commercial Real Estate segment. The largest exposures in the “Rest of Europe” category comprised real estate loans in France (EUR 1.1 billion), Sweden (EUR 0.5 billion) and the Netherlands (EUR 0.5 billion).

As of December 31, 2012, the Public Sector segment encompassed a financing portfolio with municipal or state counterparties or other public sector issuers and banks with an EaD of over EUR 80.4 billion. The so-called PIIGS countries accounted for an EaD of EUR 40.5 billion in connection therewith. The EaD of the receivable in respect of Greece decreased by EUR 6.8 billion as a result of participation in the PSI exchange program and by another EUR 1.8 billion due to maturities and successful sales of a portion of the exchanged bonds. The remaining Greek EaD is based on the nominal value of the receivable amounting to EUR 1.7 billion. This nominal value stands in contrast to book values of EUR 0.4 billion arising from risk provisions recognized as of December 31, 2011. Moreover, maturities and portfolio sales successfully reduced the EaD in Japan (EUR -3.3 billion) and Italy (EUR -1.2 billion). The largest exposures in the “Rest of Europe” region comprised government bonds and loans in France (EUR 2.3 billion), Poland (EUR 2.3 billion), Hungary (EUR 1.9 billion), the Netherlands (EUR 1.8 billion) and Austria (EUR 1.4 billion).

With an EaD of EUR 37.4 billion as of December 31, 2012, the Structured Products segment contains all securitization transactions and other structured products of FMS-WM. EUR 20.7 billion of this amount is accounted for by the USA, which in turn consists of EUR 9.4 billion in securitizations of FFELP student loans and EUR 7.3 billion in receivables and securitizations with municipal borrowers. The Structured Products segment also includes exposures of EUR 4.7 billion in PIIGS countries, EUR 4.6 billion in the United Kingdom, EUR 2.4 billion in the Netherlands, EUR 2.3 billion in Canada and EUR 1.8 billion in Germany. In fiscal 2012, the country allocation system was revised. The deciding factor is now the country of economic risk, not the legal domicile as before. This change resulted in a shift in EaD in the Structured Products segment from the USA, the Cayman Islands (“Rest of World” row) and Ireland to the United Kingdom and Germany. Maturities and sales successfully reduced the segment’s EaD by a total of EUR 6.4 billion in fiscal 2012 with the bulk of this portfolio wind-up attributable to the United States.

In the Infrastructure segment, more than half of the EaD (EUR 10.7 billion) was accounted for by the United Kingdom as of December 31, 2012. The EaD increase of EUR 0.7 billion in the UK simultaneously reducing the EaD in the Cayman Islands is a result of the aforementioned change in the allocation method. Other significant infrastructure projects are located in Australia (EUR 1.9 billion), the USA (EUR 1.8 billion), Canada (EUR 1.8 billion) and the PIIGS countries (EUR 1.1 billion).

Breakdown of Credit Portfolio by Remaining Maturities(1)

	Commercial Real Estate		Workout		Public Sector		Structured Products		Infrastructure		Total
	December 31,
	2011	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011	2012
	(unaudited)
	(EAD in € billions)
2012 – 2015	11.4	10.1	4.7	3.7	13.8	10.3	4.6	1.4	3.1	2.2	37.6	27.7
2016 – 2020	1.1	1.7	0.3	0.3	22.3	17.9	6.6	5.5	1.3	1.5	31.6	26.9
2021 – 2030	1.0	0.4	0.3	0.1	18.5	13.4	9.7	9.1	3.0	2.9	32.5	25.9
2031 – 2040	0.3	0.0	0.2	0.0	30.4	27.3	9.8	9.2	3.6	3.5	44.3	40.0
> 2040	0.6	0.1	0.5	0.1	11.3	11.5	13.1	12.2	8.9	9.3	34.4	33.2
n.a.(2)	0.1	0.0	0.2	0.6	0.0	0.0	0.0	0.0	0.0	0.0	0.3	0.6

Total	14.5	12.3	6.2	4.8	96.3	80.4	43.8	37.4	19.9	19.4	180.7	154.3

(1)	Excluding derivatives with an EaD of EUR 17.6 billion.
(2)	Including loans called or loans where extensions are being processed.

As of December 31, 2012, 82% of the remaining maturities (calendar year of the next term adjustment) of the receivables in the Commercial Real Estate segment’s portfolio were in the short-term category (until 2015). Regionally, Germany accounts for EUR 4.5 billion of the loans the terms of which will be modified until 2015, France for EUR 1.0 billion and the United States as well as the United Kingdom for EUR 0.8 billion each. Term adjustments until 2015 are pending for three quarters of the portfolio in the Workout segment and for nearly 90%, if the “n.a.” category, which includes called loans and loans where extensions are currently processed, is included as well.

As of December 31, 2012, risk positions with an EaD of EUR 38.8 billion in the Public Sector segment’s portfolio had remaining maturities at least until 2031. Of these, Italy accounted for EUR 21.7 billion, the United Kingdom for EUR 9.0 billion, Spain for EUR 1.6 billion, Greece for EUR 1.4 billion and France for EUR 1.3 billion. At EUR 9.5 billion, the medium maturity ranges from 2016 to 2030 accounted for the largest portion of the EUR 15.9 billion portfolio wind-up in fiscal 2012.

At EUR 21.4 billion as of December 31, 2012, more than one half of all exposures in the Structured Products segment had remaining maturities until at least 2031. Debtors with the risk country United States accounted for EUR 12.5 billion of the exposures with long maturities. Of the structured products, the PIIGS countries accounted for EUR 2.9 billion, the United Kingdom for EUR 2.7 billion and the Netherlands for EUR 1.9 billion.

As of December 31, 2012, 48% of the EaD or exposures of EUR 9.3 billion in the Infrastructure segment had maturities beyond 2040. Of this amount, loans in the UK accounted for an EaD of EUR 8.4 billion.

Watchlist and Problem Assets

	Commercial Real Estate		Workout		Public Sector		Structured Products		Infrastructure		Total
	December 31,
	2011	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011	2012
	(unaudited)
	(EAD in € billions)
Watchlist Assets	2.8	2.2	0.0	0.1	0.3	0.2	0.2	0.6	0.1	0.1	3.4	3.2
Problem Assets	2.6	3.2	5.8	4.6	10.6	1.8	1.4	1.1	3.9	3.9	24.3	14.6
Workout Assets	0.0	0.0	0.7	0.9	0.0	0.0	0.0	0.0	0.0	0.0	0.7	0.9
Restructuring Assets	2.6	3.2	5.1	3.7	10.6	1.8	1.4	1.1	3.9	3.9	23.6	13.7

Total	5.4	5.4	5.8	4.7	10.9	2.0	1.6	1.7	4.0	4.0	27.7	17.8

Risk positions are classified as “Watchlist Assets” if the payment is delayed for more than 60 days or if another fixed criterion triggers intensified monitoring of the given risk position.

The “Restructuring Assets” category contains exposures for which specific loan loss provisions were recognized as well as exposures that have defaulted under Basel II categories (e.g., payment past due > 90 days).

“Workout Assets” comprise risk positions where a restructuring seems unfeasible, where legal action has been initiated and where a valuation allowance has been recognized.

“Restructuring” and “Workout Assets” are combined in the “Problem Assets” category.

The EaD of problem assets fell in fiscal 2012 year especially due to the EaD reduction in the course of the Greek bond exchange and further Greece sales in the Public Sector segment.

The early warning system is designed to identify and closely monitor borrowers of FMS-WM whose credit quality or collateral might deteriorate. Non-performing risk positions where the arrears exceed 90 days are assigned to the non-performing loan management (i.e., Watchlist, Restructuring, Workout). Non-performing loan management involves testing the non-performing loans for impairment at regular intervals and upon occurrence of certain predefined events (so-called “trigger events”) to determine the need for write-downs. If this is the case, a proposal for specific loan loss provisions is prepared for approval by the Risk Committee of FMS-WM.

The amount of the general loan loss provisions is determined by considering the PD and the LGD.

Major Challenges from Counterparty Default Risks

The transferred portfolio imposed major risks on FMS-WM, which can lead to further recourse to the Federal Republic of Germany’s loss compensation obligations and therefore to burdens on Germany’s budget. The most important of these risks are as follows:

•

Portfolio concentrations: The EL of a credit portfolio always constitutes only the expected value based on current estimates of the losses occurring within a specific forecast horizon as the result of default risks to which the portfolio exposures are subject. As in the case of Greek government bonds in fiscal 2011, the actual portfolio losses occurring later can also be considerably larger. The danger of significant deviations of the actual losses from the average losses expected at overall portfolio level becomes greater the higher the concentration of the portfolio (existence of concentration risks). The portfolio exhibits strong concentrations especially in the Public Sector segment, among others with respect to the so-called PIIGS countries. Additional adverse effects on income that substantially surpass the determined EL are conceivable if a widening of the European sovereign debt crisis leads to further defaults.

•	Long maturities: In 64% of the risk positions, the stipulated contractual maturities of the loans and securities assumed exceed the end of the planning horizon until 2020, some of them significantly.

•

Restructuring risks: In many cases, FMS-WM took over syndicated loans where it has varying junior positions that make it difficult to control the structure or influence it. This in turn may trigger restructuring risks that play a dominant role in the risk profile.

•

Financing structures: The financial and economic crisis has fundamentally changed the credit and capital markets. A significant number of FMS-WM’s risk positions comprise exposures that were liquid at one time but have turned out to be illiquid since the crisis. To make matters worse, in some market segments overall positive earnings contributions for FMS-WM are hardly realistic anymore, even in view of the extremely favorable current funding options, since the credit margins agreed at the time of entry into the agreement no longer correspond to today’s expectations of default for the risk positions.

•

Adequate risk provisions: In light of the four challenges set out above, it is of particular importance to FMS-WM to recognize adequate risk provisions for the transferred risk positions, taking the requirements of the HGB into account. The implementation of requirements under the HGB for recognition of “adequate risk provisions” is proving challenging in view of the aforementioned risks. As a rule, FMS-WM recognizes specific loan loss provisions only on exposures that are either non-performing or where full repayment at maturity is no longer to be expected from today’s vantage point. The adequate amount of the specific loan loss provisions for risk positions where FMS-WM expects to liquidate the provided collateral is determined by discounting the expected proceeds from collateral disposal using a risk-free interest rate. While general loan loss provisions are recognized for potential default risks based on the EL for a one-year forecast horizon, country risk provisions are recognized as generalized specific loan loss provisions for selected countries to address transfer and conversion risks.

Market Risks

Definitions

Any impairment of the value of the risk positions due to changed market conditions and market price factors gives rise to market risks. The following material types of market risk are particularly relevant to FMS-WM:

•	Interest rate risk: This risk concerns the change in the present value of risk positions due to changes in the respective market interest rates.

•	Foreign exchange (“FX”) risk: This risk results from a change in foreign exchange rates and indicates how the given change will affect the value in euros of an FX exposure.

•	Credit spread risk: This risk concerns the change in the present value in the event of changes in the underlying credit default swap or credit spread curve.

•	Other market risks primarily include:

•

Basis risk: Cross-currency basis risk may arise if transactions in foreign currencies are funded at non-matching maturities. Differences in the reference interest rates of transactions subject to variable interest rates may give rise to interest rate basis risks.

•	Inflation risk: Arises when interest or principal payments for some products in the portfolio are linked to changes in certain national or regional consumer price indices (inflation rates).

As in the past, FMS-WM is not exposed to equity and commodity risks. Market liquidity risk is not considered material since fire sales at unacceptable prices can be ruled out due to the funding opportunities.

Risk Strategy

FMS-WM’s market risk strategy serves to limit fluctuations in the value of the portfolio that arise from factors affecting market risks and their impact on parameters that are relevant to earnings. This concerns the risks arising in connection with the transferred portfolio as well as new market risks arising in connection with Treasury activities. The ratio of the expenditure required for hedging purposes to the realizable benefits must be commercially reasonable. The goal is to unwind existing risk positions and avoid new ones.

While the Treasury and Capital Markets Funding units operate on the principle that FMS-WM will not open positions solely for the purpose of making gains, the Treasury unit has discretion to act within predetermined limits. Responsibility for the operational management of open positions lies with the market departments of the two units; Risk Controlling is in charge of monitoring, and the ALCO is in charge of setting limits and establishing principles in connection with risk steering.

Risk Identification

Market risks exist because of the structure of the portfolio, particularly in the form of interest rate and foreign exchange risks. The risks arising from changes in credit spreads (i.e., changes in the current market prices of the securities held by FMS-WM) are monitored in current reporting, but due to the general intention to hold the positions until final maturity, they are not actively limited. Recognition of all securities using the moderate lower-of-cost-or-market principle prevents an increase in credit spreads from having a direct impact on profit or loss as long as an impairment is not permanent and FMS-WM holds the given securities to maturity.

The portfolio servicer’s daily data deliveries as well as both the information available in the IT systems along with current market data serve as the basis for identifying the market risks.

Risk Analysis and Assessment

Interest rate risks are measured using sensitivity analyses, i.e., the effects of a shift in interest rate curves by a basis point, at the net present value of the portfolio. Separate analyses by maturity ranges enable FMS-WM to perform more extensive analyses of interest rate risks besides their sensitivity to a parallel shift, e.g., when the curve turns. In addition to the detailed analysis by maturity range, separate assessments by currency are performed to take into account that every currency has a different interest rate curve.

Foreign exchange risks are analyzed based on sensitivities via a change in the net present value (“NPV”) in case of changes in exchange rates by 1% relative to the euro. The on-balance sheet foreign-currency position is determined and analyzed on a monthly basis because risk steering is focused on keeping fluctuations in parameters relevant to income as small as possible.

Credit spread risks are determined using a current spread view, i.e., cash flows are discounted based on the current credit spreads. The parameter used in this case is the change in the NPV relative to changes in the credit spread by one basis point.

Suitable monthly stress tests based on hypothetical but plausible and historic interest rate, foreign exchange and credit spread scenarios complement risk measurement and analysis based on sensitivities. These stress scenarios encompass the scenario specifications of Deutsche Bundesbank with respect to interest rate, FX and credit spread risks that were taken over from PBB and internally rated as relevant. Other relevant scenarios entail interest rate risk scenarios based on Basel II. Aside from these scenarios arising from univariate changes in one type of market risk, FMS-WM also examines the extent of the change in the net present value if extreme historical market shifts were repeated for all types of market risk.

Risk Steering

The Treasury unit opens risk positions only to a limited extent and subject to the existing limits for purposes of risk steering. This is particularly necessary for short-term liquidity management, which can expose FMS-WM to short-term interest rate risks. In addition, the management of interest rate and foreign exchange risks may give rise to a limited amount of open risk positions subject to the existing limits. For reasons of efficiency, risk positions are not effectively hedged unless they reach certain transaction volumes in order to avoid price surcharges in the case of smaller transaction volumes or short-term market distortions.

The credit portfolio management units and Treasury may only utilize approved financial instruments for hedging the risk positions.

Interest rate risks are managed using a limit system for interest rate sensitivities per primary currency and maturity range, including an escalation process for limit breaches.

The approach to managing the foreign-currency position is based on managing the on-balance sheet FX position calculated monthly such that the effects of fluctuations from changes in FX rates on income are as low as possible. To this end, limits are defined per primary currency along with an escalation process. The limits are monitored monthly based on the previous month’s on-balance sheet foreign-currency position as well as postings of FX transactions that are relevant to the balance sheet and have occurred in the interim. FX sensitivities are additionally calculated on a daily basis and monitored using a trigger system. Any breach of the triggers initiates a root cause analysis in order to ensure that any FX position relevant to the balance sheet can be hedged in a timely manner if necessary.

The risks from changes in credit spreads are not limited since there is a general intention to hold these positions until maturity. These risks are actively managed by portfolio management as part of portfolio wind-up.

Risk Monitoring and Reporting

Market risks may not exceed the sensitivity limits in the daily risk management process. Limits are monitored based on the daily market risk report that is prepared by the portfolio servicer and analyzed by FMS-WM’s Risk Controlling department. The report, which also includes the credit spread sensitivities, is made available to both the Management Board and the Treasury unit on a daily basis. The defined review and escalation process applies whenever limits are exceeded.

Additionally, the ALCO report to the members of the ALCO and the monthly wind-up report to both the Management Board and the Supervisory Board discuss market risks in varying levels of detail.

Risk Position

The main factors affecting interest rate sensitivities are exposures in assets and liabilities with fixed interest rates where the interest rate risks are hedged largely through interest rate derivatives. As determined based on the method applied, the interest rate sensitivity as of December 31, 2012 was EUR 0.17 million (December 31, 2011:

EUR -0.17 million). This means that the present value of the portfolio would increase by EUR 0.17 million in case the interest rate curves of all currencies rise by one basis point simultaneously. Substantial interest rate sensitivity exposures concern the pound sterling in the amount of EUR 0.08 million (2011: EUR -0.09 million), the US dollar in the amount of EUR 0.06 million (2011: EUR -0.15 million) and the euro in the amount of EUR 0.04 million (2011: EUR 0.03 million). Adjusted for trading days on which an increased interest rate exposure in connection with the PSI and the subsequent repurchase of Greek positions existed in conjunction with an approved exemption, the overall interest rate sensitivity on all other trading days in fiscal 2012 was within a bandwidth of EUR -0.28 million to EUR 0.85 million.

Of the defined stress scenarios for interest rate risks, a parallel decline of all yield curves by 200 basis points with interest rates simultaneously remaining positive would have the greatest negative effect on the present value in the amount of EUR 5 million as of the reporting date of December 31, 2012 (December 31, 2011: EUR -35 million in the event of an increase of 200 basis points).

FX risks are managed based on the balance sheet position and the derivative hedging positions subject to compliance with fixed limits. The FX position shown in the balance sheet is closed to an extent that enables compliance with the approved limits. Stress scenarios are calculated referring to the FX sensitivities that are determined on a daily basis. Given the defined FX stress scenarios, an increase by 15% in the value of the euro against all other currencies would have the greatest negative impact amounting to EUR 136 million on the net present value as of December 31, 2012 (December 31, 2011: EUR 285 million).

The decrease in some credit spreads – particularly those of the PIIGS countries – had a positive effect on the portfolio’s net present value in fiscal 2012. Inflation risks – as an aspect of market risks – are deemed to be negligible. Most of them are hedged. Inflation sensitivities are low and remain relatively constant.

Due to the largely closed interest rate exposure, even future changes in interest rate curves will have only a minimal influence on the present value of FMS-WM’s portfolio.

Liquidity Risks

Definitions

FMS-WM distinguishes between tactical and strategic liquidity risks:

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Tactical liquidity risk concerns the risk of not being able to generate sufficient cash on short notice such that present or future payment obligations may not be fulfilled at all or not in full when due under the contract.

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Strategic liquidity risk is the risk of only being able to implement the necessary measures described in the funding strategy in the market at greater expense. For instance, an unexpected rise in funding costs might result from general market distortions or idiosyncratic events.

Risk Strategy

The tactical liquidity risk strategy aims to ensure at all times – even in stress scenarios – that FMS-WM would be solvent without having to seek recourse from the SoFFin by drawing on the latter’s loss compensation and liquidity support obligations. To that end, FMS-WM maintains a sufficient liquidity reserve (securities eligible for ECB funding purposes to hedge against unexpected cash outflows) and diversifies its funding (in respect of lenders as well as the maturities and the instruments used). Both the funding strategy and the funding plan, which is revised annually as part of the winding-up plan, serve to ensure its strategic liquidity.

Risk Identification

To identify the tactical liquidity risk, the liquidity maturity profile is analyzed for each maturity range based on different scenarios and then compared to the liquidity cushion, and analyzed by product group and compared to the internal control limits imposed by Treasury.

Strategic liquidity risks are identified by means of an analysis of the expected funding costs based on the long-term funding structure and the expected cash outflows in accordance with the assumptions under both the winding-up plan and the funding plan.

Risk Analysis and Assessment

Analyzing the tactical liquidity risk requires determining the liquidity position by means of the maturity profile of all assets and liabilities (gap profile), which is based on the 24-month forecast for three components:

•	Contractual cash inflows and outflows including nostro accounts;

•	Assumptions with respect to:

•	Extensions of available assets;

•	Drawdowns from credit lines granted;

•	Availability of the funding instruments; and

•	Liquidity effect of market scenarios;

•	Liquidity reserve encompassing liquid, free securities eligible for ECB funding purposes.

In terms of assumptions, FMS-WM uses two scenarios with a methodology that reflects the special situation of FMS-WM. Both scenarios include the normal case as the basic assumption and a global financial market crisis as the stress scenario. The assumptions for the stress scenario in the full 2012 fiscal year were:

•	Extension of 75% of all commercial real estate loans where term adjustments are due;

•	Drawdown of all credit lines granted;

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Strong aversion to risk on investors’ part, resulting in flight to quality investments with demand for very well-secured instruments of issuers with good ratings. As a result, substantial deterioration in the options for extensions on the funding side, e.g., no tri-party repos, no deposits, only 25% of the ECP; and

•	Market scenarios that would worsen the current liquidity position for a period of 90 days with a confidence level of 95% based on a historical simulation of the market parameters since 2003.

Monthly back-testing of the projected liquidity position compared with the actual liquidity position enables regular reviews of the adequacy of the assumptions in the scenarios. This review resulted in the extension assumptions on the funding side being updated in January 2013.

Strategic liquidity risk is determined by analyzing the deviation of the actual funding volume from the funding plan, the deviation of the funding costs from the funding plan as well as funding concentrations. Building on this, a quarterly analysis of the effects of an increase in FMS-WM’s own funding cost rate on net interest income was introduced in the first quarter of fiscal 2012.

Risk Steering

Tactical liquidity is managed by the Treasury unit, which is responsible for ensuring availability of short-term liquidity at any time. Secured and unsecured money market instruments are available to this end based on an approved product catalogue.

Strategic liquidity is ensured by the Capital Markets Funding unit. To this end, the unit prepares the long-term funding strategy as well as the funding plan derived from it and uses direct access to capital markets to implement both via issues with maturities of more than one year.

For the purpose of limiting liquidity risk, the scenario that would significantly affect FMS-WM, given its funding structure, was selected out of the defined stress scenarios. The global financial market crisis scenario and a minimum survival period of 90 days were fixed as the limit based on the experience of recent years. Within this period, the liquidity position must be positive even under the premises of the defined scenario such that FMS-WM remains solvent at all times by realizing its liquidity reserve.

The liquidity contingency plan fixes the actions that must be taken in the event of a liquidity shortfall.

Risk Monitoring and Reporting

FMS-WM’s liquidity profile is monitored daily and reported to both the Management Board and the Treasury unit. The Risk Controlling department monitors compliance with the limit on a daily basis. The following escalation process is carried out in case of limit breaches:

•	First: Treasury verifies the limit breach and gives its view of the expected duration of the breach and the actions required to cure it.

•	Second: Risk Controlling comments on these measures and monitors their implementation.

•	Third: The Management Board is notified immediately of the limit breach.

As long as the limit breach has not been cured, the Management Board and the Treasury unit are kept abreast daily of the degree to which agreed-upon steps have been implemented. The ALCO is also informed of the limit breach as part of the regular reporting. In addition, the liquidity position is reported monthly to the Management Board and the Supervisory Board as part of the monthly wind-up report.

Risk Position

In fiscal 2012, FMS-WM’s funding strategy was lent credibility in the money and capital markets through the sharp growth of its investor base.

FMS-WM’s issuing activity under the existing money market programs contributed to a stable and sustainable funding structure for FMS-WM in fiscal 2012. The average maturities were extended considerably across all money market instruments. The range of money market instruments was further diversified with repos via the Eurex platform.

After FMS-WM established itself as a regular and reliable euro issuer on international capital markets in fiscal 2011, this activity was expanded to include other primary currencies. This constitutes the implementation of another key element of its funding strategy. It is on this basis that FMS-WM was able to float EUR 34.9 billion in capital market issues in fiscal 2012. These included five strategic euro benchmark issues with a total volume of EUR 14.5 billion. In addition, benchmark bonds were issued in GBP, CHF and AUD. In November 2012, the first USD benchmark bond in the amount of USD 2 billion was added. There is a plan to further step up original funding in foreign currencies, particularly US dollars, in coming years.

The indirect central bank funding totaling EUR 35.2 billion as of December 31, 2011 was repaid in full in the first quarter of fiscal 2012.

As at December 31, 2012, FMS-WM’s positive liquidity cushion is EUR 8.9 billion based on the assumptions of the stress scenario, global financial market crisis, and pursuant to the defined minimum survival period of 90 days (December 31, 2011: EUR 4.0 billion).

Operational Risks

Definitions

FMS-WM distinguishes three kinds of operational risks: (i) outsourcing risk, (ii) project risk and (iii) other operational risks.

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Outsourcing risk: Refers to potential losses from the outsourcing of services to third parties. Aside from the default of the service providers, this also includes the risk that services contracted for are not provided at all or not in the stipulated quality or within the stipulated time.

•	Project risk: Refers to the risk that FMS-WM cannot adequately fulfill key functions owing to unsuccessful or late implementation of the goals set out in its major strategic projects.

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Other operational risks: This includes all risks of loss arising from the inadequacy or failure of internal processes, people or systems, or due to external events (e.g., defective data quality, process errors, fraud). This definition includes legal risks according to Basel II (particularly risks relating to the laws of obligations or property).

Risk Strategy

The strategy for treating operational risks aims at avoiding and reducing them through early detection, recording, analysis and monitoring. A timely and meaningful system for reporting events and actions concerning operational risks to the management as part of the wind-up report is in place. The aim is to ensure that sufficient data and analyses are available for minimizing existing operational risks in a targeted fashion.

Risk Identification

FMS-WM established a separate unit for managing and monitoring outsourcing given the substantial significance of the outsourcing risk in fiscal 2011. The relevant departments and units participate in identifying risks concerning the outsourced activities and processes.

In 2011, FMS-WM set up a separate project risk office, in addition to program management, for handling program-inherent and external risks of the Target Operating Model (“TOM”), which is aimed at preparing for the termination of the servicing by PBB at the end of the third quarter of fiscal 2013. In view of the equally great importance of the risks arising from strategic large-scale projects like the TOM, the potential risks are identified with respect to the aims of a given project in a three-stage process that comprises risk reporting, risk categorization and risk recording in the project risk database.

In addition, the portfolio servicer tracks other operational risks by recording relevant loss events in a loss database, conducting the annual operational risk self-assessment and analyzing key risk indicators. Similarly, FMS-WM carries out loss data recording and operational risk self-assessment across all units.

Risk Analysis and Assessment

The Sourcing department analyses and assesses outsourcing risk as part of the risk analyses in workshops in conjunction with the affected departments/units and the Audit and Risk Controlling departments. In this context, the first step is to classify the outsourced activities according to materiality using a structured questionnaire with risk assessments. In the case of material outsourced activities, further risk analyses are conducted for the project phase (transition) and for subsequent regular operations analogously to the operational risk self-assessment. These risk analyses are updated as necessary but at least once a year. FMS-WM receives the internal and external audit findings from the portfolio servicer, PBB, and their processing is monitored by the internal Audit department. Furthermore, the operational risks identified and assessed by the service provider itself are regularly reported to FMS-WM.

Qualitative estimates are made of the probability of occurrence and the potential impact of each individually identified project risk based on defined five-stage scales. Combining the two parameters yields an overall assessment that entails classifying each individual project risk into a risk matrix. This matrix defines which combinations are classified as low, high or critical. The risk assessment is the responsibility of the project risk office in conjunction with the program and project managers.

Other operational risks are analyzed and assessed by the portfolio servicer as follows:

•	ex post, via the recording of relevant losses in a loss database; and

•	ex ante, via the operational risk self-assessment conducted annually and the documentation of agreed key risk indicators.

Similarly, the losses are recorded at FMS-WM and potential risks are analyzed and assessed annually using the operational risk self-assessment by estimating the probability of occurrence and potential losses.

Risk Steering

Outsourcing risk is steered by monitoring the specific services stipulated: the recipient of the deliverables regularly assesses the end products. The quality of the services rendered is evaluated on the basis of assessment criteria such as timeliness, formal accuracy, substantive completeness, substantive quality, degree to which the tasks and agreements have been implemented as well as internal or external audit comments. Service management software is used to document the assessments. The quality of performance is ensured through regular communication with the service providers and measures that are coordinated with them and followed up by FMS-WM. Inadequate services among other problems are discussed in this regard, and both parties work to bring about improvements. Escalation processes that start with the responsible staff member and end with the Executive Board have been defined for performance of the measures.

Suitable measures and “Plan B” scenarios for managing material project risks associated with the TOM program are approved by program management and the project risk office as well as the program’s steering committee, if the criticality of the risks is high enough to warrant it. The timely completion of the measures is tracked and reported jointly by TOM program management and the project risk office.

For potential other operational risks that were classified as critical in the operational risk self-assessment, action plans and measures are required to be stipulated and implemented with a view to reducing the amount of the loss or the probability of a risk’s occurence to such an extent that the classification is lowered by at least one stage. Depending on the given responsibilities, these risks are managed by the portfolio servicer or by the responsible department of FMS-WM. Potential steps serving to improve the at-risk situation include introducing the dual-control principle, personnel measures, IT precautions, operational rules and regulations, process documentation or the purchase of insurance policies. A contingency plan has been defined for all processes critical to operations with the aim of hedging operational risks within FMS-WM. The new product process serves to lower risks arising in connection with operating new products or restructurings.

FMS-WM uses clearly defined governance structures and processes to manage legal risks. Material audits and disclosures were discussed and documented in connection with the creation of FMS-WM. FMS-WM’s close cooperation with both the portfolio servicer and supervisory bodies / regulators makes it possible to identify potential future risks early on and avoid them before they arise. External specialists are used as necessary in connection with legal matters. Prior to the portfolio transfer, PBB disclosed legal risks which are rooted in the portfolio transferred to FMS-WM without prior due diligence. In its capacity as the portfolio servicer, the HRE Group is responsible for identifying and managing the legal risks in connection with portfolio management. The portfolio servicer is required to minimize and preclude all impending legal risks to the greatest extent possible. This applies in particular to litigation risks arising from the litigation taken over. The Legal department in the Legal Compliance & Audit unit manages and reviews the work of the portfolio servicer and monitors legal risks, which could arise for FMS-WM in its dealings with third parties. In particular, FMS-WM counteracts the risk of internal and external fraud based on an ICS and an internal audit unit, and by increasing employees’ risk consciousness and the need for vigilance.

Risk Monitoring and Reporting

Monitoring outsourcing risk is the responsibility of the Sourcing department, together with the Risk Controlling department. The performance of outsourcing partners is reported in the monthly wind-up report and in a detailed service provider management report to the Management Board.

The project risk office consolidates the recorded project risks from the TOM program along with the agreed measures in a database and uses this to prepare a project risk report. This report contains a detailed overview of all project risks classified as material, their possible causes and potential effects, the assessment of the risks pursuant to the risk matrix as well as recommended steps to manage them and the status thereof. The report has been made available to the Management Board, program management, FMSA and the Supervisory Board regularly since the first quarter of 2012.

Other operational risks that concern the services rendered are monitored directly at the portfolio servicer. Loss events that have occurred are reported to both the Management Board and the Supervisory Board on a monthly basis in the wind-up report. The results of the annual operational risk self-assessment conducted at PBB and internally are also reported annually to the Management Board and the Supervisory Board by FMS-WM’s Risk Controlling department.

The portfolio servicer makes available a quarterly report on relevant key risk indicators that have been determined in cooperation with the Risk Controlling department of FMS-WM; it addresses potential operational risks at the portfolio servicer and is reported annually to the Management Board.

The reports described above provide the Management Board with comprehensive information on operational risks both at the portfolio servicer and at FMS-WM.

In fiscal 2012, several improvement measures were implemented. For instance, risk reporting was expanded, employee training was conducted and an IT system for recording and managing operational risks was introduced.

Risk Position

Outsourcing tasks to the portfolio servicer creates a dependency which FMS-WM can only influence to a limited extent. Apart from making data and other portfolio-related information available, the portfolio servicer is required to ensure that the employees tasked with the given work possess the requisite know-how and expertise. FMS-WM does not have the ability to influence these matters, neither directly nor indirectly.

Some of the processes and organizational structures of FMS-WM are also still being established, with the result that FMS-WM will be exposed to increased other operational risks until everything is in place.

Financial losses of EUR 1 thousand from operational risks were incurred in fiscal 2012 (2011: EUR 107 thousand).

FMS-WM is exposed to almost the same operational risks as the HRE Group because the latter provides material services pertaining to the management of the portfolio and has access to the systems used for settlement and monitoring purposes. In particular, this includes the following risks which are discussed in the Group management report of PBB in its half-yearly report as of June 30, 2012:

•	High number of manual processes;

•	High number of different processing and monitoring systems;

•	Increased level of susceptibility to errors with regard to the manual processes and controls which are carried out for ensuring data consistency;

•	Significant reliance on know-how of key personnel for dealing with the continuing enhancements on the one hand and for operating daily business on the other.

FMS-WM is also exposed to substantial additional risks that arise from its special situation in that it must rely on the portfolio servicer and must replace it by the end of the third quarter of fiscal 2013 pursuant to the requirements of the EU:

•	Reliance on the quality of external services.

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Reliance on the timeframe for realization and qualitative success of achieving the objectives of the TOM program for preparing to terminate servicing by the HRE Group by the end of the third quarter of 2013. This results in particular in substantial operational risks in connection with the newly established service entity in respect of the sufficient size and expertise of the staff and the transfer of all documentation as well as introductory training of the service entity’s employees by PBB. Substantial operational risks also result from the ambitious timeframe for separating the IT systems as the basis for functional servicing. FMS-WM has set up an external risk office to monitor these risks, which is closely following the spin-off process and assesses and reports on project delays and deviations from plan at an early stage.

•	Risks from the legal complexity of the transferred portfolio.

Other Risks

In addition to the credit risk, market risk, liquidity risk and operational risk described above, the following risk types are also material to FMS-WM.

Strategic Risk

Given the business model of FMS-WM, risks arising from management’s disadvantageous corporate decisions or lack of reaction from management to changes in FMS-WM’s business environment are particularly relevant to decisions on wind-up strategies and/ or other strategic decisions. Detailed and diligent analyses of all advantages and disadvantages of the available options serve to minimize the risk of making wrong decisions.

Reputational Risk

Given the public’s interest in FMS-WM, the reputational risk has a material and direct impact on the market presence of FMS-WM as well as on assessments by potential funding and hedging partners of FMS-WM. Reputational risks are managed via coordinated and proactive external communication and the public relations work of the Communications unit.

Tax Risk

Tax risk arises from potential changes in tax legislation, potential changes in tax jurisdiction, possible errors in the application of tax laws or inadequate deliveries of data. FMS-WM uses clearly defined processes to analyze and manage risks arising from tax laws. It turns to external advisers as necessary in connection with tax matters.

Shareholder Risk

Risks arising from the equity investments of FMS-WM are recorded, managed and monitored via the risk types contained in the given equity investments. The largest equity investments of FMS-WM include receivables or real estate and thus are recorded as part of the exposures related to the individual risk types described. The real estate properties are exposed to risks from changes in their value that are measured as described below.

Real Estate Risk

The Commercial Real Estate III unit currently manages the real estate portfolio that encompasses nothing but rescue acquisitions (takeover of real estate collateral in property companies to limit losses in connection with the realization of collateral). This unit determines the properties’ market prices with the help of external experts and commissions repairs and maintenance measures to maximize the properties’ value. The associated risks are basically managed by renting such properties and selling them with the aim of unwinding the real estate portfolio in ways that maximize its value.

Assessment of the Overall Risk Exposure and Outlook

Operational risks – especially outsourcing and project risks – and credit risks constitute the primary risks to which FMS-WM is exposed.

The credit risks arise from the portfolio of the HRE Group that was transferred to FMS-WM. With the exception of a few cases related to forced extensions, restructurings and rescue acquisitions subject to strict limits, FMS-WM may not engage in any new business that entails additional credit risks, in accordance with its charter. In keeping with its wind-up strategy which seeks to maximize the value of the assets, FMS-WM intends to incrementally reduce the credit risks pursuant to the guidance in the winding-up plan. In addition to regular detailed reports by the portfolio managers, the comprehensive wind-up report informs the Management Board of FMS-WM on a monthly basis of the current status of the credit risks such that it can define and implement suitable measures as necessary.

FMS-WM recognizes risk provisions for at-risk and impaired risk positions by recognizing specific loan loss provisions for loans or writing down securities. In addition, general loan loss provisions are recognized for potential default risks in the portfolio. If necessary, country risk provisions are recognized for country risks.

Market and counterparty risks are subject to stringent limits and extensive monitoring. Changes in the interest rate, foreign exchange and counterparty risks to be monitored arise in particular from permitted and necessary funding and hedging activities.

In fiscal 2012 and beyond, FMS-WM was and will continue to be exposed not just to outsourcing risks but especially to project risks from the implementation of the TOM program. In addition to harmonizing the IT environment, termination of servicing by the HRE Group requires duplicating all of the relevant IT systems. These are the foundation for the servicing activities to be provided by FMS-WM Service GmbH, which was established in April 2012. Initially, all HRE Group’s systems and processes will be transferred unchanged, if possible, to limit project risk. In 2013, this means that FMS-WM will be faced with considerable risk regarding the timely spin-off of servicing by the HRE Group to fulfill the European Commission’s requirements and independently maintaining operational stability in the planned business model. The setting-up of a separate risk office and the established processes for managing risks enable program management, the steering committees and the Management Board to implement measures to reduce risk before in a timely manner and to systematically monitor these.

Internal Control / Risk Management System Relevant to the Financial Reporting Process (ICS/RMS)

The internal control and risk management system relevant to the financial reporting process (ICS / RMS) of FMS-WM serves to ensure compliance with financial reporting standards and requirements and the reliability of the accounting.

Accounting (Finance department) is assigned to the CRO / CFO division and managed by the Head of Risk Controlling, Finance & Portfolio Steering.

FMS-WM has outsourced material aspects of its accounting to PBB, the portfolio servicer. The portfolio servicer and FMS-WM entered into a cooperation agreement on September 30, 2010. Service level agreements concerning the accounting services to be rendered were prepared to that end.

FMS-WM and the portfolio servicer jointly established an ICS and an RMS in respect of the financial reporting process that is appropriate for FMS-WM’s business activities. The ICS / RMS of FMS-WM relevant to the financial reporting process basically comprises guidelines and processes that reasonably ensure complete, timely, accurate recognition and booking of transactions on an accrual basis in accordance with statutory and other requirements.

The following services have been outsourced to the portfolio servicer based on service level agreements related to accounting:

•	Keeping the general and subsidiary ledgers, maintaining the ledger master data, current bookkeeping as well as payment transactions;

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Preparations for the periodic closing of the books and delivery of all data relevant to bookkeeping and accounting required for preparing the financial statements (annual, monthly and quarterly reporting);

•	Refinement of the existing accounting manual of FMS-WM as well as continuous support in decision-making processes relevant to accounting and financial reporting; and

•	Preparing reports under regulatory and supervisory requirements.

As portfolio servicer, PBB uses further servicers for fulfilling key aspects of these tasks.

FMS-WM has authority as to the following methods and decisions related to the accounting process:

•	Decisions regarding recognition, measurement and disclosure options;

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Above and beyond authority in respect of methods, both the responsibility and the decision-making authority for valuations in individual cases – in particular recognition and reversal of risk provisions for loans and securities, as well as recognition and reversal of provisions;

•	Booking instructions, e.g., for valuations, provisions and deferred taxes; and

•	Processing of incoming invoices.

The accounting policies of FMS-WM are set out in FMS-WM’s accounting manual and in additional guidelines.

Strategic and risk-related developments can be also considered in accounting and reporting in timely fashion because Risk Controlling, Finance & Portfolio Steering also participate in the relevant risk and steering committees.

The necessary IT system infrastructure is made available by the portfolio servicer. The accounting department of FMS-WM was given certain read-only rights on systems relevant to bookkeeping and accounting. Timely exchange of data between FMS-WM and the portfolio servicer in respect of the services stipulated in the service level agreements is assured via a Sharepoint server.

The annual financial statements and management report of FMS-WM were prepared in accordance with Section 8a (1) Sentence 10 in conjunction with Section 3a (4) FMStFG and the supplementary provisions of its charter pursuant to the accounting standards of the HGB for large corporations and the supplementary provisions for credit institutions of the German Accounting Directive for Banks and Financial Services Providers (Verordnung über die Rechnungslegung der Kreditinstitute and Finanzdienstleistungsinstitute , “RechKredV”).

Certain quantitative and qualitative components of the annual financial statements and the management report are delivered by the portfolio servicer and by other units of FMS-WM as part of external reporting. The relevant controlling and monitoring activities are described below.

The ICS relevant to the financial reporting process constitutes the totality of all measures and activities that ensure compliance with both legal requirements and the codes of conduct specified by the Executive Board of FMS-WM and thus the reliability of the accounting of FMS-WM, indirectly or directly.

In its totality, the documentation of the internal control system of FMS-WM – including the service-specific documentation of the ICS of the portfolio servicer or the (subsidiary) servicer responsible for the periodic closing of the books – reflects material elements of control related to FMS-WM’s ICS relevant to the financial reporting process. This also includes the dual control principle, a set of rules allocating authority, a process for releasing invoices and booking vouchers as well as plausibility checks.

The integration of the portfolio servicer into the ICS of FMS-WM relevant to the financial reporting process is achieved, among others, by the following measures:

•	Controls that are integral to the service-specific ICS of the portfolio servicer were made available to us in the form of various documentations;

•	Weekly meetings to coordinate matters with key technical experts; and

•	Regular jours fixes of the Executive Boards of FMS-WM and the portfolio servicer.

FMS-WM has implemented various controlling and monitoring mechanisms to ensure the propriety of its bookkeeping. These mechanisms check the statements and disclosures in the annual financial statements as to completeness, approach, accuracy, valuation, rights and obligations, recognition and compliance with the accrual basis of accounting.

The existing manual and automated control mechanisms within FMS-WM’s accounting are integrated into the auditing cycles of the internal audit department. The portfolio servicer makes any findings from internal and external audits and reviews related to aspects of the outsourced accounting available to FMS-WM. FMS-WM processes these data on its own and allocates them to the service relationships and / or specific service level agreements. Steps designed to ensure the quality of the service relationships are taken based on audit findings if deemed necessary by FMS-WM.

The cooperation agreement between FMS-WM and PBB was terminated by PBB effective September 30, 2013 due to existing EU requirements. Against this backdrop, FMS-WM launched a project in fiscal 2012 to ensure the effectiveness of the internal control system relevant to the financial reporting process, including for the period beyond October 1, 2013. Among other things, the project includes the following steps:

•

Preparing a comprehensive ICS framework to serve as a basic document for the structures and processes of FMS-WM’s ICS and its service providers and to ensure that all issues relevant to the ICS are governed uniformly for outsourced processes as well. This puts in place all preconditions for processing and documenting transactions in accordance with statutory requirements, FMS-WM’s charter and its internal guidelines. It would also allow the portfolio servicer to make bookings in timely fashion.

•

Developing the existing control matrix on an ongoing basis for the purpose of process-related documentation of the individual control activities in terms of their control objective, control responsibility and documentation requirement, including outsourced processes.

•

Implementing a central ICS office that is responsible for compliance with and implementation of the ICS standards defined in the framework and control matrix, independently of the operating units and for supporting the Executive Board and process owners in possible refinements of the control framework.

Moreover, additional support measures were introduced to reinforce the ICS relevant to the financial reporting process. Examples include the establishment of a Middle Office tasked with improving the consistency of underlying data in addition to data collection rules and controls as well as organization-wide documentation of interfaces and end products as part of the Target Operating Model project. Thanks to the latter, performance transparency was improved further on account of the focus on the analysis of service-relevant interfaces at the HRE Group.

Management and Employees

Supervisory Board

FMSA appointed the first Supervisory Board (Verwaltungsrat) concurrently with the creation of FMS-WM in July 2010. No particular professional qualifications are required apart from experience and expertise in economics and finance. Persons who have been convicted or are being prosecuted for a felony or property offense are precluded from serving, as are those who have been involved in insolvency proceedings or have otherwise declared bankruptcy. Since July 9, 2013, the Supervisory Board has been comprised of four members. Members of the Supervisory Board are generally appointed for three-year terms. Reappointments are permitted. On July 8, 2013, Dr. Karl Kauermann’s term of office as member and chairman of the Supervisory Board expired, and Dr. Christopher Pleister took over the role of chairman. On the same date, the term of office of Dr. Eckart John von Freyend also expired and was not renewed. Following this change, Prof. Dr. Harald Wiedmann replaced Dr. Christopher Pleister as the new deputy chairman of the Supervisory Board. The following table sets forth the names and functions of the current members of FMS-WM’s Supervisory Board, the date of their appointment and their principal occupations outside of FMS-WM as of August 30, 2013.

Name	Date of appointment	Principal occupation
Dr. Christopher Pleister (Chairman)	July 8, 2010	Member of the FMSA Steering Committee
Prof. Dr. Harald Wiedmann (Deputy Chairman)	March 22, 2011	Lawyer
Rita Geyermann	August 20, 2010	Director Loan Securitization, KfW Bankengruppe
Dr. Andreas Ricker	August 20, 2010	Head of Strategy at the Federal Republic’s Finance Agency

Employees of FMSA regularly take part in Supervisory Board meetings in their role as non-voting representatives of the legal regulatory body (FMSA) and as statutory agents of the owner (SoFFin).

As a whole, the Supervisory Board is charged with the oversight and management of the Executive Board (Vorstand) in particular and FMS-WM as a whole, including functions outsourced to the portfolio servicer. It is also responsible for deciding on the winding-up plan, resolutions concerning deviations from the winding-up plan, the annual wind-up report, appointing and removing members of the Executive Board, enacting rules of procedure for the Executive Board, appointing the auditor and adopting the final accounts. The Supervisory Board provides ongoing advice to the Executive Board on matters of particular strategic significance, and it may reserve decision-making for itself on a case-by-case basis.

In addition to its collective decision-making process, the Supervisory Board has also constituted specialized committees from its members, notably the Risk Committee and the Audit Committee. The Risk Committee of the Supervisory Board is tasked with making particularly important lending decisions on a case-by-case basis for loan applications received and voted upon by the Executive Board. In general, the Risk Committee considers all cases that are particularly relevant to risk (as determined by the risk management process described in “Risk Report – Organizational structure of risk management”), have major effects on profit or loss, or possess major strategic significance.

The Audit Committee is tasked with providing the necessary information for and conducting the review of the annual financial statement and audit.

Subordinate to the Supervisory Board is the Executive Board and the rest of the operational management of FMS-WM.

Executive Board

The Executive Board manages the business of FMS-WM and represents it in and out of court.

The members of FMS-WM’s Executive Board (Vorstand) are appointed by the Supervisory Board. FMS-WM’s Executive Board currently has three members who are appointed for renewable terms, with each term being limited to a maximum of four years. Members of the Executive Board may be removed by either the Supervisory Board or the FMSA for good cause, such as a violation of the felony and bankruptcy provisions in FMS-WM’s charter or for gross violation of their duties.

FMS-WM’s charter requires the Executive Board members to exercise prudent, diligent, and sound business judgment and makes them jointly and severally liable for any losses resulting from a breach of that duty. The Executive Board is charged with the business management and legal representation of FMS-WM. It may make legally binding decisions jointly, or it may give power of attorney to one or more persons who may act in concert with each other or, in the case of one person, with another Executive Board Member.

Members of the Executive Board

FMS-WM’s Executive Board currently has three members: Dr. Christian Bluhm, Ernst-Albrecht Brockhaus and Norbert Kickum. Short biographies of the current Executive Board members are set forth below:

Dr. Christian Bluhm

Dr. Christian Bluhm (former head of credit portfolio management at Credit Suisse in Zurich) was appointed effective July 8, 2010. Dr. Bluhm serves as Chief Risk Officer and Chief Financial Officer of FMS-WM and is responsible for credit risk management, risk controlling & portfolio steering, structured products, quantitative analytics, corporate assets and public finance, sovereign finance and communications. In April 2012, Dr. Bluhm was appointed as Spokesman of the Executive Board and the Management Board.

After graduating with a doctorate in mathematics and spending time on research projects in the United States and Germany, Dr. Christian Bluhm worked in risk management for Deutsche Bank before moving to the risk management practice group at McKinsey. In 2001, he joined HypoVereinsbank, where he was responsible for the analysis and assessment of structured credit products as the team leader in credit portfolio management. In 2004, he became head of credit portfolio management at Credit Suisse in Zurich, where he last worked as managing director.

Ernst-Albrecht Brockhaus

Ernst-Albrecht Brockhaus (former director of group treasury and investor relations at Bayerische Landesbank in Munich) was appointed effective September 1, 2010. Mr. Brockhaus is responsible for treasury, capital markets funding, credit markets and derivatives and market advisory.

After graduating in business administration from the University of Cologne, Ernst-Albrecht Brockhaus began his professional career in 1988 as a senior trader for interest derivatives at Trinkaus & Burkhardt. This was followed by positions at Sal. Oppenheim, Commerzbank and Deutsche Bank in asset/liability and product/risk management. In 2000, he joined Deutsche Verkehrsbank as director of the group treasury. From 2002 on, Mr. Brockhaus worked for Bayerische Landesbank, most recently as director of group treasury and investor relations. In this position, he was responsible for both planning and securing liquidity for Bayerische Landesbank’s group-wide treasury governance.

Norbert Kickum

Norbert Kickum (former senior advisor to KPMG AG Wirtschaftsprüfungsgesellschaft) was appointed effective March 1, 2012. He serves as Commercial Real Estate Officer of FMS-WM and is responsible for commercial real estate and global workout.

After graduating from the University of Münster with a degree in business administration, Norbert Kickum began his career in 1982 at Bayerische Hypotheken- und Wechselbank AG, first as a credit analyst and corporate customer relationship manager and later as a branch and area manager in and outside Germany. He moved to Siemens AG in 1997 and became co-responsible for the newly founded Siemens Financial Services GmbH as one of its managing directors. In 2002, he was appointed as CFO of Thomas Cook AG and, in 2005, as a member of the management board of Aareal Bank AG with responsibility for the bank’s international commercial real estate business. Norbert Kickum was instrumental in establishing and expanding the bank’s business in the three continents of Europe, North America and Asia. Before joining FMS-WM, Norbert Kickum was a senior advisor for KPMG AG Wirtschaftsprüfungsgesellschaft.

Management Board

The Management Board (Geschäftsleitung) is responsible for the operational management of FMS-WM.

Members of the Management Board

FMS-WM’s Management Board is composed of the members of the Executive Board, the General Manager of FMS-WM, Frank Hellwig, who serves as the Chief Operating Officer (“COO”) and Dr. Holger Horn.

Short biographies of the current Executive Board members can be found under “Management and Employees – Executive Board – Members of the Executive Board.” Short biographies of Frank Hellwig and Dr. Horn are set forth below:

Frank Hellwig

After graduating in business administration, Frank Hellwig initially worked at Hypo-Bank AG before moving to HypoVereinsbank AG in 1998 as deputy director of group-wide accounting, management and controlling. From 2003 to 2009, Mr. Hellwig was a member of the management board at Hypo Real Estate Bank AG, where he was responsible for operations, personnel and finance, among others. Most recently, he was head of sourcing and corporate services at Deutsche Pfandbriefbank AG, a position with global responsibilities. He also played a leading role in the formation of FMS-WM.

Dr. Holger Horn

Dr. Holger Horn has worked at FMS-WM since 2010. Before being appointed to the Management Board, where he leads the newly created Corporate & Asset Finance, Sales Advisory division, Dr. Horn was responsible for the Infrastructure & Asset Finance and Public Sector & Financial Institutions units.

After graduating with a doctorate in economics and various research stays abroad, Dr. Holger Horn first worked in WestLB’s corporate department in Tokyo and subsequently as project manager at WestLB in Düsseldorf in various capacities. In 2004, he joined FitchRatings in Frankfurt and later London, where he worked in various areas and most recently served as Group Credit Officer responsible for the Financial Institutions, Covered Bonds, Sovereign and Public Sector units.

Management Board Committees

The Management Board has formed several specialized committees to carry out various operational and strategic roles. These include the Management Board’s Risk Committee, the Portfolio Steering Committee, and the ALCO.

The Risk Committee is the corporate body that makes lending decisions in operational terms at the management level of FMS-WM. All members of the Management Board (if absent, their deputies) have the right to vote subject to applicable substitution rules. The Management Board’s Risk Committee makes loan decisions that must be made at the management level because they are relevant to FMS-WM’s exposure to risk.

The Portfolio Steering Committee is primarily responsible for adjustments of the winding-up plan subject to approval by the Supervisory Board and FMSA; recognition of specific and general provisions; adjustments of methods (for all risk types); and strategic decisions in respect of segments (e.g., geographic regions, asset classes, etc.); and general risk management. All members of the Management Board (if absent, their deputies) have the right to vote.

The ALCO serves as the Management Board’s key body tasked with information gathering, monitoring and management activities in connection with strategic decisions related to the structure of FMS-WM’s balance sheet and related liquidity and market risks. All members of the Management Board (if absent, their deputies) have the right to vote subject to applicable substitution rules. ALCO’s main tasks include monitoring the performance of FMS-WM and the structure of its balance sheet in respect of the winding-up plan, discussing its liquidity and market risk exposures (which includes adopting the requisite funding and hedging strategies) as well as fixing the relevant standards and guidelines for management of liquidity and market risks.

Employees

Recruiting highly qualified employees was an immediate priority for the Human Resources department of at FMS-WM following the launch of operations in October 2010. By the end of 2010, all second-tier management had been filled. As of December 31, 2012, 133 out of a target 170 positions had been filled. The target number is dynamically adjusted to the requirements of portfolio management and refinancing efforts. Since the fourth quarter of 2012, open positions have, with few exceptions, been filled only temporarily in accordance with the plan to reduce the workforce in subsequent years following the successful establishment of FMS-WM’s target structure and to wind up the portfolio.

Independent Auditors

The financial statements for the year ended December 31, 2012, including the balance sheet, the income statement, the notes to the financial statements, the cash flow statement and the statement of changes in equity have been audited by PricewaterhouseCoopers Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, independent auditor, as stated in their report appearing elsewhere herein, and are included in reliance upon their report.

The auditor’s report (Bestätigungsvermerk) has been issued in accordance with Section 322 of the HGB on the annual financial statements and the management report (Lagebericht) of FMS-WM as of and for the fiscal year ended December 31, 2012. The management report is neither included nor incorporated by reference in this Annual Report on Form 18-K.

Financial Statements and Report of the Independent Auditors

Annual financial statements

Balance sheet

of FMS Wertmanagement as at 31 December 2012

Assets				in € thousand	in € thousand	31.12.2012 in € thousand	31.12.2011 in € thousand
1.	Loans and advances to banks
	a)	Payable on demand			24,644,812		28,430,893
	b)	Other receivables			15,022,004		21,177,938

						39,666,816	49,608,831
2.	Loans and advances to customers					24,427,329	29,258,509
	of which: secured by mortgages € 1,710,569 thousand (previous year: € 2,230,299 thousand) Public-sector loans € 7,810,799 thousand (previous year: € 9,830,968 thousand)
3.	Debt instruments
	a)	Bonds and notes
		aa)	Public-sector issuers	52,079,587			57,385,793
			of which: eligible as collateral for Deutsche Bundesbank advances € 32,471,454 thousand (previous year: € 33,248,007 thousand)	52,288,112			58,384,970

		ab)	Other issuers
			of which: eligible as collateral for Deutsche Bundesbank advances € 12,281,458 thousand (previous year: € 9,749,913 thousand)		104,367,699		115,770,763
	b)	Own debt instruments			65,249,913		129,219,608

		Principal amount € 65,232,874 thousand (previous year: € 128,985,000 thousand)				169,617,612	244,990,371
4.	Other long-term equity investments					6,719	6,719
	of which:
	in banks € 0 thousand (previous year: € 0 thousand)
	of which:
	in financial services institutions € 0 thousand (previous year: € 0 thousand)
5.	Shares in affiliated companies					380,956	386,929
	of which:
	in banks € 0 thousand (previous year: € 0 thousand)
	of which:
	in financial services institutions € 318,339 thousand (previous year: € 324,337 thousand)
6.	Fiduciary assets					276	495
	of which: fiduciary loans € 276 thousand (previous year: € 495 thousand)
7.	Intangible fixed assets
	Purchased concessions, industrial and similar rights and assets, and licences in such rights and assets					1,476	1,624
8.	Tangible fixed assets					947	786
9.	Other assets					7,412,712	9,985,237
10.	Prepaid expenses					4,908,652	7,526,334
Total assets						246,423,495	341,765,835

Equity and liabilities		in € thousand	in € thousand	31.12.2012 in € thousand	31.12.2011 in € thousand
1.	Liabilities to banks
	a) Payable on demand		1,275,888		142,322
	b) With agreed maturity or notice period		40,832,784		112,437,836

				42,108,672	112,580,158
2.	Liabilities to customers
	Other liabilities
	a) Payable on demand		36,850		39,995
	b) With agreed maturity or notice period		37,390,345		21,521,404

				37,427,195	21,561,399
3.	Securitised liabilities
	Debt instruments issued			147,234,333	181,557,894
4.	Fiduciary liabilities			276	495
	of which: fiduciary loans € 276 thousand (previous year: € 495 thousand)
5.	Other liabilities			750,705	1,726,808
6.	Deferred income			17,505,817	22,242,888
7.	Provisions
	Other provisions			1,361,401	2,096,193
8.	Equity
	a) Subscribed capital		200		200
	b) Capital reserves		1,800		1,800
	c) Retained earnings		0		0
	d) Net retained profits (previous year: net accumulated losses)		33,096		–2,000

				35,096	0
Total equity and liabilities				246,423,495	341,765,835

1.	Contingent liabilities
	Contingent liabilities from guarantees and indemnity agreements			10,669,169	11,671,874
2.	Other obligations
	Irrevocable loan commitments			5,386,641	4,301,698

Income statement

of FMS Wertmanagement for the period from 1 January until 31 December 2012

Income statement				in € thousand	in € thousand	01.01. – 31.12.2012 in € thousand	01.01. – 31.12.2011 in € thousand
1.	Interest income from
	a)	Lending and money market transactions		9,064,861			14,051,206
	b)	Fixed-income securities and registered government debt		3,524,266			3,300,044

					12,589,127		17,351,250
2.	Interest expenses				–11,860,384		–16,798,631

						728,743	552,619
3.	Commission income				142,506		173,754
4.	Commission expenses				–53,505		–114,805

						89,001	58,949
5.	Other operating income					7,071	30,406

6.	General and administrative expenses
	a)	Personnel expenses
		aa)	Wages and salaries	–19,123			–12,217
		ab)	Social security, post-employment and other employee benefit costs	–2,272			–1,802

			of which: in respect of post-employment benefits € 826 thousand (previous year: € 705 thousand)		–21,395		–14,019
	b)	Other administrative expenses			–316,327		–332,998

						–337,722	–347,017
7.	Depreciation, amortisation and write-downs of intangible and tangible fixed assets					–708	–533
8.	Other operating expenses					–15,446	–701
9.	Write-downs of and valuation allowances on receivables and certain securities, and additions to loan loss provisions				0		–1,850,495
10.	Income from reversals of write-downs of receivables and certain securities and from the reversal of loan loss provisions				32,335		0

						32,335	–1,850,495
11.	Write-downs of and valuation allowances on other equity investments, shares in affiliated companies and securities classified as fixed assets					–464,779	–8,403,979
12.	Expenses from loss absorption					–1,667	0
13.	Result from ordinary activities					36,828	–9,960,751
14.	Taxes on income					–5,025	–8,294
15.	Other taxes not included in item 8					3,293	0
16.	Income from loss absorption					0	9,969,045
17.	Net income / loss for the fiscal year					35,096	0
18.	Loss brought forward					–2,000	–2,000
19.	Net retained profits (previous year: net accumulated losses)					33,096	–2,000

Cash flow statement

of FMS Wertmanagement for the period from 1 January until 31 December 2012

Cash flow statement				01.01. – 31.12.2012 in € thousand	01.01. – 31.12.2011 in € thousand
1.			Net income / loss for the period	35,096	0
			Non-cash items included in net income / loss for the period and reconciliation to cash flow from operating activities
2.		+ / –	Depreciation, amortisation, write-downs and reversals of write-downs on receivables, tangible fixed assets and financial assets as well as intangible assets	89,289	10,042,550
3.		+ / –	Increase / decrease in provisions	–734,791	1,725,377
4.		+ / –	Other non-cash expenses / income	15,240	–9,994,613
5.		– / +	Profit / loss from the sale of financial assets and tangible fixed assets	0	0
6.		– / +	Other adjustments (net)	–660,628	–552,620
7.		=	Subtotal	–1,255,794	1,220,694
			Change in assets and liabilities from operating activities
8.			Loans and advances
	a.	+ / –	to banks	11,265,412	–6,773,770
	b.	+ / –	to customers	4,965,197	3,887,536
9.		+ / –	Securities	11,174,838	3,997,059
10.		+ / –	Other assets from operating activities	2,389,095	476,048
11.			Liabilities
	a.	+ / –	to banks	–70,457,412	–53,027,382
	b.	+ / –	to customers	15,865,796	19,111,453
12.		+ / –	Securitised liabilities	29,649,209	28,427,598
13.		+ / –	Other liabilities from operating activities	–5,613,294	–1,200,041
14.		+	Interest and dividends received	12,589,127	17,351,250
15.		–	Interest paid	–11,860,384	–16,798,631
16.		+	Extraordinary receipts	0	0
17.		–	Extraordinary payments	0	0
18.		+ / –	Income tax payments	0	–8,294
19.		=	Cash flows from operating activities	–1,288,210	–3,336,480
20.			Proceeds from disposal of		0
	a.	+	long-term financial assets	–25	0
	b.	+	tangible fixed assets	0	0
21.			Payments for investments in
	a.	–	long-term financial assets	0	0
	b.	–	tangible fixed assets and intangible assets	–721	–752
22.		+	Receipts from the disposal of affiliated companies	0	0
23.		–	Payments for the acquisition of affiliated companies	0	0
24.		+ / –	Change in cash from other investing activities (net)	0	0
25.		=	Cash flows from investing activities	–746	–752
26.		+	Cash receipts from issue of capital	0	0
27.			Cash payments to shareholders
	a.	–	– Dividend payments	0	0
	b.	–	– Other payments	0	0
28.		+ / –	Change in cash from other capital sources (net)	2,623,000	3,068,800
29.		=	Cash flows from financing activities	2,623,000	3,068,800
30.			Net change in cash funds (sum total of items 19, 25, 29)	1,334,044	–268,431
31.		+ / –	Effect on cash funds of exchange rate movements and remeasurement	5,997	0
32.		+	Cash funds at beginning of period	2,741,546	3,009,977
33.		=	Cash funds at end of period	4,081,587	2,741,546

The cash flow statement was prepared using the indirect method. The cash funds reported comprise demand deposits with banks that are payable on demand.

Statement of changes in equity

for the period from 1 January until 31 December 2012

	Balance at 01.01.2012 in € thousand	Other change in equity in € thousand	Appropriation of net income/loss in € thousand	Balance at 31.12.2012 in € thousand
Subscribed capital	200	0	0	200
Capital reserves	1,800	0	0	1,800
Retained earnings	0	0	0	0
Net retained profits /net accumulated losses	–2,000	0	35,096	33,096
Equity as defined by German commercial law	0	0	35,096	35,096

Statement of changes in equity

for the period from 1 January until 31 December 2011

	Balance at 01.01.2011 in € thousand	Other change in equity in € thousand	Appropriation of net income/loss in € thousand	Balance at 31.12.2011 in € thousand
Subscribed capital	200	0	0	200
Capital reserves	1,800	0	0	1,800
Retained earnings	0	0	0	0
Net accumulated losses	–2,000	0	0	–2,000
Equity as defined by German commercial law	0	0	0	0

Notes

General information

Legal framework

FMS Wertmanagement AöR (hereafter: FMS Wertmanagement) was founded on 8 July 2010 and recorded in the Commercial Register of the Munich Local Court on 13 September 2010.

Under agreements dated 29 and 30 September 2010, a portfolio with a nominal value of around EUR 175.7 billion (excluding derivatives) was transferred to FMS Wertmanagement effective 1 October 2010. For this, the Federal Agency for Financial Market Stabilisation (Bundesanstalt für Finanzmarktstabilisierung – FMSA) – acting as necessary on behalf of the German Financial Market Stabilisation Fund (Finanzmarktstabilisierungsfonds – SoFFin), Hypo Real Estate Holding AG (HRE), Deutsche Pfandbriefbank AG (pbb), Depfa Bank plc and other companies of the HRE Group as well as FMS Wertmanagement entered into a number of agreements pursuant to which certain risk positions and non-strategic operations of the HRE Group were to be transferred to FMS Wertmanagement in accordance with Section 8a of the German Law Establishing a Financial Market Stabilisation Fund (Gesetz zur Errichtung eines Finanzmarktstabilisierungsfonds – FMStFG).

The transferors, pbb and HRE, transferred risk positions and non-strategic operations to FMS Wertmanagement, partly by way of a spin-off for absorption, in accordance with Section 8a (1) and (8) FMStFG in conjunction with Section 123 (2) No. 1 and Section 131 of the German Reorganisation and Transformation Act (Umwandlungsgesetz – UmwG). The risk positions and non-strategic operations that were not transferred by way of the spin-off were transferred to FMS Wertmanagement by way of a subparticipation, assignment, novation or guarantee. Which approach was chosen depended on the different legal, regulatory and tax requirements of the respective countries governing the respective transaction. What is common to all means of transfer however, is that FMS Wertmanagement assumed the economic risk of the risk positions and non-strategic operations. The spin-offs from HRE and pbb were recorded in the respective German Commercial Register on 2 December 2010 for HRE and pbb as well as for FMS Wertmanagement.

The contracts signed on 29 and 30 September 2010 also included the intragroup “concentration agreements” between HRE on the one hand and pbb, Depfa Bank plc and other companies of the HRE Group on the other hand. These concentration agreements established that HRE had a claim to the transfer by the HRE Group companies of the risk positions and non-strategic operations. HRE spun off its contractual position and its claims and obligations under the concentration agreements to FMS Wertmanagement as part of the aforementioned spin-off. The concentration agreements were performed directly between the respective HRE Group company and FMS Wertmanagement by way of the aforementioned subparticipations, assignments, novations or guarantees.

FMS Wertmanagement is an organisationally and financially independent winding-up institution under public law with partial legal capacity that may engage in legal transactions in its own name, sue and be sued in court. It is regulated and supervised by FMSA and the Federal Financial Supervisory Authority (BaFin).

In accordance with the law and the Charter of FMS Wertmanagement, SoFFin is under an obligation to compensate all losses. Until FMS Wertmanagement is liquidated, SoFFin has the obligation under Article 7 (1) of the Charter of FMS Wertmanagement (i) to pay, on first demand by the Executive Board of FMS Wertmanagement, all amounts required in the Executive Board’s due assessment for ensuring that the winding-up institution can pay all its liabilities at any time when due and in full and (ii) to cover all losses of FMS Wertmanagement. Losses in this sense comprise all amounts that are payable to FMS Wertmanagement so that it can discharge its liabilities – as set out above – and that need not be repaid to SoFFin under the conditions set out in Article 7 (2) of the Charter.

In accordance with its Charter, FMS Wertmanagement has also currently outsourced the administration of the risk assets transferred to it by the HRE Group to pbb (portfolio servicer) through a notarised cooperation agreement having an indefinite term. The work outsourced to pbb entails many of the administrative activities connected with the portfolio taken over. The scope of this outsourcing is described in service level agreements concluded between FMS Wertmanagement and pbb. FMS Wertmanagement alone has the ultimate decision-making powers and responsibility for the risk assets under management. The cooperation agreement additionally contains extensive rights to obtain information and the right to inspection, designed to enable FMS Wertmanagement to monitor and control pbb’s management of the risk assets. The agreement between FMS Wertmanagement and pbb was terminated by pbb effective 30 September 2013 due to existing EU requirements.

Accounting principles

These annual financial statements of FMS Wertmanagement were prepared in accordance with Section 8a (1) sentence 10 in conjunction with Section 3a (4) of the German Law Establishing a Financial Market Stabilisation Fund (Gesetz zur Errichtung eines Finanzmarktstabilisierungsfonds – FMStFG) and the supplementary provisions of its Charter pursuant to the provisions of the German Commercial Code for large corporations, the supplementary provisions of the German Commercial Code (Handelsgesetzbuch – HGB) for credit institutions and financial services institutions as well as the requirements of the German Accounting Directive for Banks and Financial Services Providers (Verordnung über die Rechnungslegung der Kreditinstitute und Finanzdienstleistungsinstitute – RechKredV).

Since FMS Wertmanagement is a capital market oriented organisation as defined by Section 264d HGB, it has expanded its annual financial statements to include a statement of changes in equity and a cash flow statement in accordance with Section 264 (1) Sentence 2 HGB. A management report has also been prepared.

Accounting policies

Assets, liabilities as well as prepaid expenses and deferred income are recognised in accordance with Section 246 ff. HGB. Assets, liabilities and executory contracts are measured based on the principles of Section 252 ff. HGB in conjunction with Section 340 ff. HGB. Pursuant to Section 2 (1) RechKredV, FMS Wertmanagement used Form 1 to structure the balance sheet and Form 3 (vertical presentation format) for the income statement.

FMS Wertmanagement took over assets, provisions, liabilities, prepaid expenses and deferred income as well as derivatives effective as at 1 October 2010 for accounting purposes. The transfer of assets is recognised in line with general principles; with respect of the assets taken over as part of the spin-off for absorption (Section 123 (2) No. 1 UmwG) recognition is based on Section 24 UmwG. FMS Wertmanagement made use of the option in Section 24 UmwG, which provides for a continuation of the transferring entity’s book values.

Those book values were used if the assets were transferred to FMS Wertmanagement under the concentration agreements described in the chapter entitled “Legal framework”. If the transferor prepares its accounting pursuant to the International Financial Reporting Standards (IFRS), the IFRS book value corresponds to FMS Wertmanagement’s acquisition cost. The IFRS book value contains hedge adjustments for loans, advances and securities that were reported in micro hedges; the hedge adjustments related to securities are reported under the item “debt instruments” and those for loans under prepaid expenses and deferred income. The hedge adjustments for loans or securities are generally contrasted by the fair values of the hedging derivatives transferred. The payments that FMS Wertmanagement has received or made for the hedging derivatives are shown under prepaid expenses and deferred income. The former IFRS hedge adjustments form an additional book value component for securities. Both these book value components as well as the recognised items for accrued payments related to receivables and derivatives are amortised regularly over the remaining terms to maturity of the corresponding transactions. Expenses and income from such amortisation are reported under interest expense or interest income. Both amortisation and current premium payments related to credit default swap (CDS) exposures are reported under the item headings “Commission income” or “Commission expenses”. For the purpose of impairment testing, the portion of the former IFRS hedge adjustments that has not yet been amortised is included in the book value to be tested or taken into account when determining the net sales proceeds in the case of disposals.

The fact that the transferring entity’s book value represents the transfer price was to be taken into account as part of the acquisition process. Consequently, the write-downs recognised by the transferring entity were to be taken into account in the determination of the transfer price. The transfer price in turn represented FMS Wertmanagement’s cost.

Loans and advances to banks and loans and advances to customers are generally carried at their nominal value reduced by special and general loan loss provisions (risk provisions). Differences between the nominal value and the cost, which are similar in nature to interest, are accounted for in prepaid expenses and deferred income and recognised in profit or loss under net interest income over the term of the receivable using the straight-line method. The proportionate interest calculated at the reporting date is recognised together with the underlying receivable.

On the basis of proposals by the portfolio servicer, analyses by other expert third parties and analyses by FMS Wertmanagement itself, specific loan loss provisions and other provisions are recognised for individual risks that have arisen in the lending business. Expected future proceeds from the realisation of collateral were discounted as necessary.

Latent risks in the lending business are covered by general loan loss provisions set up in line with the requirements of the IDW statement BFA 1/1990 on the recognition of general loan loss provisions. They are calculated based on the expected loss determined by the portfolio servicer, which is modelled for the case in question using several parameters: probability of default, amount of exposure in the event of a default and expected recovery rate in the event of a default. To take account of the macroeconomic situation at the reporting date, a market distortion adjustment (MDA) factor was also considered with the help of which the probabilities of default calculated are adjusted to reflect the economic situation at the reporting date. Estimating the calculation parameters of the anticipated loss is based on data of the portfolio servicer.

Collective country valuation allowances are also recognised for loans to borrowers in countries with country risks. They are recognised in accordance with the methods required under German tax law. The countries to be included and the amount of the valuation allowances are determined on the basis of external country ratings that reflect current and expected economic data as well as the overall political situation in the countries in question.

Debt instruments are allocated to fixed assets (financial assets) because they are continuously used for operations. They are measured according to the moderate lower of cost or market principle in accordance with Section 340e (1) Sentence 1 HGB. Securities classified as fixed assets are written down if FMS Wertmanagement believes that permanent impairment exists. The existence of permanent impairment is determined in the case in question on the basis of information supplied by the portfolio servicer and commissioned expert third parties and obtained through FMS Wertmanagement’s own investigations. The test of whether there is permanent impairment is generally conducted similar to the test for impairment of loan receivables, except that market values representing an additional trigger in the test for impairment of wind-up clusters with a high percentage of securities traded on liquid markets are to be taken into account. Investment securities that are not permanently impaired are included in the measurement base for calculating the general loan loss provision.

Own bonds bought back are allocated to current assets (liquidity reserve). They are recognised in accordance with the strict lower of cost or market principle at the lower of their cost or fair value. The fair values of securities and derivatives are determined either based on external rate sources (e.g. via stock exchanges or other providers such as Reuters) or based on fair values derived from internal measurement models (mark to model). Fair values of securities are largely determined on the basis of securities prices obtained from external sources. The fair value of own issues takes FMS Wertmanagement’s own credit risk into account. Derivatives are largely measured using specific measurement models, whereby the counterparty risk in the case of unsecured OTC derivatives is taken into account when determining any provisions for expected losses for hedge inefficiencies or for stand-alone derivatives.

Securities holdings are measured based on the following measurement hierarchy, which is oriented above all on the availability of plausible external market data:

•	If an (indicative) market price (rate) is available for a liquid market, it is used.

•	If a market price is not available or the market is not sufficiently liquid, the measurement is converted to a proxy measurement based on the available market prices for similar securities.

•	If an appropriate proxy security cannot be identified, the measurement is carried out using the benchmark spreads or estimated spreads determined by the portfolio servicer’s experts.

•	Securities not measured based on market prices, proxies, or spreads (e.g. structured inflation-linked bonds) are measured based on actuarial valuation models.

The parameters for our internal measurement models (e.g. interest rate curves, volatilities, spreads) are derived from external sources and reviewed by Risk Controlling as to their plausibility and accuracy. The models used for measuring structured derivatives are initially calibrated on the basis of market data, with the subsequent measurement being based on the resulting model parameters. The portfolio servicer is responsible for collecting market data and calculating the fair values.

Differences that stem from the reporting of securities classified as fixed assets above their fair value based on application of the moderate lower-of-cost-or-market principle are shown separately in the notes.

FMS Wertmanagement holds positions in asset-backed securities. These structured financial instruments are not required to be separated; they are carried as a uniform asset and in compliance with IDW AcP HFA 22.

Securities repurchase agreements (repos) are reported in accordance with the provisions of Section 340b HGB. The securities sold under genuine repurchase agreements are still reported in the balance sheet of FMS Wertmanagement. Depending on the transferee, the obligation to repurchase securities sold under repo agreements is presented under the balance sheet item Liabilities to banks or the balance sheet item Liabilities to customers. If reverse repo transactions were entered into to place excess liquidity on the money market, the resulting receivables are recognised under the balance sheet item Loans and advances to banks or the balance sheet item Loans and advances to customers, depending on the transferor. The specific securities are not presented in FMS Wertmanagement’s balance sheet due to the lack of beneficial ownership.

Shares in affiliated companies and other long-term equity investments are recognised at cost. If impairment is expected to be permanent, write-downs to the lower fair value are recognised.

Tangible fixed assets are recognised at cost less depreciation. The useful life is determined based on the expected wear and tear of the tangible fixed assets.

Intangible assets are recognised at cost less amortisation. The useful life is determined based on factors expected to limit the longevity of the intangible assets.

For the sake of simplicity and in compliance with the tax regulations, assets costing EUR 150.00 or less before VAT are written down in full in the year of acquisition. Assets costing between EUR 150.00 and EUR 1,000.00 before VAT are presented in an omnibus account that is written down over five fiscal years using the straight-line method.

As in the previous year, FMS Wertmanagement does not make use of the option to carry the excess of deferred tax assets in the balance sheet in accordance with Section 274 (1) Sentence 2 HGB. The surplus of deferred tax assets at 31 December 2012 stems from temporary differences between the financial statements and the tax base, especially with respect to loans and advances to banks, loans and advances to customers, debt instruments, shares in affiliated companies as well as provisions for expected losses and litigation costs. Tax loss carryforwards also exist. In the general overview, FMS Wertmanagement’s deferred tax assets exceed its deferred tax liabilities. Deferred tax assets and deferred tax liabilities are calculated on temporary differences between the book values of the assets or liabilities and their tax base. The temporary differences identified are measured at a tax rate of 32.975%. The combined income tax rate comprises corporate income tax, trade tax and the solidarity surcharge.

Expenditures prior to the reporting date are presented under prepaid expenses where these concern expenses in a certain period of time after the reporting date. This item primarily includes deferrals in connection with derivative products. Payments made for the derivatives taken over from HRE Group companies (positive fair values) are recognised here. The prepaid expenses item also includes deferrals in connection with the underwriting and lending business. Positive differences between the nominal value and the cost, which are similar in nature to interest, are included in the prepaid expenses. This basically concerns payments that FMS Wertmanagement has made for the hedge adjustments of the hedged items taken over from the HRE Group companies, provided the hedged items are loans. These hedged items were accounted for by the transferor in accordance with IFRSs, with the IFRS book value (including the IFRS hedge adjustment) constituting the transfer price. As a rule, prepaid expenses are amortised on a pro rata basis.

Liabilities are carried at their settlement amount. Differences between the issue amount and the settlement amount of the liabilities are posted to deferred income or prepaid expenses and reversed through profit and loss on a pro rata basis.

Provisions for uncertain liabilities and provisions for expected losses from executory contracts are recognised at the settlement amount dictated by prudent business judgement. Provisions with a remaining maturity of more than one year are generally discounted in accordance with Section 253(2) HGB using the average market interest rate of the past seven fiscal years corresponding to their remaining maturity. The applicable interest rates are published by the Bundesbank. Provisions for expected losses from executory contracts (derivatives) were recognised in the amount of the existing excess of expected obligations over expected benefits.

Proceeds received prior to the reporting date are presented under deferred income where these concern income in a certain period of time after the reporting date. This item primarily includes deferrals in connection with derivative products. Payments that FMS Wertmanagement received for the derivatives taken over from HRE Group companies (negative fair values) are recognised here. The deferred income item also includes deferrals in connection with the underwriting and lending business. Negative differences between the nominal value and the cost, which are similar in nature to interest, are included in the deferred income. This basically concerns payments that FMS Wertmanagement has received for the hedge adjustments of the hedged items taken over from the HRE Group companies. These hedged items were accounted for by the transferor in accordance with IFRSs, with the IFRS book value (including the IFRS hedge adjustment) constituting the transfer price. Deferred income is amortised on a pro rata basis.

Derivative financial instruments are entered into to hedge interest rate risk in individual hedged items, to manage general interest rate risk and to hedge inflation, counterparty and currency risks.

•

Derivative financial instruments serving to hedge the market risks (basically interest rate risks) of individual hedged items are aggregated into micro hedges along with the hedged items in accordance with Section 254 HGB.

•

Derivative financial instruments that are used to manage the general interest rate risk are aggregated into an offsetting item with the other transactions in the banking book (securities and loans) that are interest-based and valued as non interest-induced as well as the issues floated for funding purposes. Prevailing opinion holds that this is not a hedge under Section 254 HGB but an accounting practice.

•

Derivatives such as credit default swaps are used to hedge counterparty risks. As a rule, these derivatives are not aggregated with other hedged items in hedges and are measured in accordance with the general principles of commercial law.

•

Derivative financial instruments such as currency and cross currency interest rate swaps serve to fund or manage FMS Wertmanagement’s liquidity in the individual foreign currencies. They are used in connection with the management of foreign currency positions to close open risk positions.

Consistent with the specifications of risk management, documented hedging relationships are entered into at the transaction level (micro hedges) to hedge market risks. FMS Wertmanagement recognises these hedging relationships using the net hedge presentation method (“Einfrierungsmethode”) in accordance with Section 254 HGB. Where the offsetting changes in value resulting from the hedged risk (especially interest rate risk) are compensated, the changes in value in the hedged item or in the hedging instrument were not recognised. Where the offsetting changes in value resulting from the hedged risk of the hedged item and the hedging instrument are not compensated, the general accounting policies are used for this ineffective portion. In an existing excess obligation, the ineffective portion of the hedge’s hedged risk is recognised in accordance with the imparity principle through the recognition of a provision for expected losses. The ineffective portion is computed by comparing the change in value from the hedged risk of the hedged item with the change in value from the hedged risk of the hedging instrument. Excess obligations for unhedged risks are recognised in accordance with the imparity principle through the recognition of a provision for expected losses. Expenses from additions to provisions for expected losses are shown in the net revaluation gain/loss for the lending and securities business.

FMS Wertmanagement took over a portfolio consisting of synthetic US CMBS financial instruments. The totality of the instruments defined for this portfolio constitutes a hedge pursuant to Section 254 HGB which serves in particular to hedge the risks from US CMBS. Given their complex structures, the financial instruments contained in this portfolio are measured based on models. As at the end of the previous reporting period, FMS Wertmanagement performed a fundamental, model-based valuation of the financial instruments based on market data (especially ratings) because market liquidity remained insufficient during the reporting year.

The portfolio servicer carried out an effectiveness test of all hedges. The effectiveness of the hedges was examined primarily on the basis of linear regression.

In addition, FMS Wertmanagement holds credit derivatives (e.g. credit default swaps – CDS) where it is the guarantor. These credit derivatives are accounted for in accordance with IDW AcP BFA 1. In addition to the necessary and recognised provisions for expected losses for hedges, the entire interest rate portfolio and / or banking book is evaluated for the existence of interest margin risk. All interest-based financial instruments (referred to in the German literature as a “Refinanzierungsverbund”) are included in this evaluation, including those that are designated as hedges under Section 254 HGB. Additional provisions for expected losses for interest margin risk are only recognised in accordance with the provisions under IDW AcP BFA 3 if an excess obligation existed in this offsetting item. SoFFin’s loss compensation obligation under Section 7 of FMS Wertmanagement’s Charter is taken into account when measuring this excess obligation.

Contingent liabilities are disclosed below the line at their nominal amount after deduction of any provisions recognised.

Foreign currency items in the balance sheet are translated into the reporting currency (euros) in accordance with the provisions of Section 256a HGB in conjunction with Section 340a (1) and Section 340h HGB and pursuant to the provisions of IDW AcP BFA 4. FMS Wertmanagement performs its currency translation at the reporting date within the scope of specific coverage in accordance with Section 340h HGB. The assets, liabilities and executory contracts (foreign currency derivatives) allocated to hedge accounting were translated at the average spot rate as at 31 December 2012 using the respective reference exchange rate of the European Central Bank. If forward exchange transactions serve to hedge interest-bearing balance sheet items, the forward rate is split into its two elements (spot rate and swap rate) in order to account for them separately for the purpose of determining the result.

Expenses and income were translated into euros at the exchange rate on the transaction date. Expenses and income arising from the currency translation are presented net under other operating expenses or other operating income.

Interest income and interest expense for swaps entered into are presented gross, i.e. not netted, in the income statement.

FMS Wertmanagement avails itself of the options under Section 340f (3) HGB. Accordingly, income and expenses from the measurement of loans, advances and securities allocated to the liquidity reserve may be shown in a single item after offsetting against income and expenses from the disposal of such transactions. This also includes additions to or reversals of loan loss provisions. FMS Wertmanagement avails itself of the options under Section 340c (2) HGB. Accordingly, expenses from write-downs on long-term equity investments, shares in affiliated companies and securities classified as fixed assets may be offset against the income from additions to such assets and shown in a single expense and income item. Under Section 340c HGB, the expenses and income from transactions involving such assets may also be included. FMS Wertmanagement also reports the profit / loss from the sale of securities as well as the profit / loss from the termination of related derivatives transactions in this item.

As at 31 December 2012, items to be recognised in connection with the addition of interest rate swaps are recognised under prepaid expenses or deferred income. In the previous year, EUR 292 million related to micro hedges was recognised under both prepaid expenses and deferred income. Accrued interest is recognised under loans and advances to banks and / or liabilities to banks.

Notes to the balance sheet

Assets

Loans and advances to banks

	31.12.2012 in € million	31.12.2011 in € million
a) Payable on demand	24,645	28,431
b) Other receivables	15,022	21,178

Total	39,667	49,609

The decrease in receivables payable on demand can be attributed mainly to a reduced need for collateral provided in the form of cash for derivative positions. The change in the balance sheet item, Other loans and advances to banks, can be attributed mainly to principal repayments as well as the repayment of funds made available under liquidity facilities. This development of the liquidity facilities that remain in place leads to an increase in other obligations (irrevocable loan commitments).

The remaining maturities of the other loans and advances to banks as at 31 December 2012 are as follows:

	31.12.2012 in € million	31.12.2011 in € million
Up to three months	2,373	3,677
More than three months and up to one year	3,409	4,657
More than one year and up to five years	3,271	4,609
More than five years	5,969	8,235

Total	15,022	21,178

Loans and advances to customers

	31.12.2012 in € million	31.12.2011 in € million
Total	24,427	29,259
Of which: to affiliated companies	1,302	1,593
Of which: to other long-term investees and investors	8	8

The decline in loans and advances to customers results from the unwinding of the portfolio, especially in the area of real estate loans and public-sector loans.

The remaining maturities of the loans and advances to customers as at 31 December 2012 are as follows:

	31.12.2012 in € million	31.12.2011 in € million
Payable on demand	861	1,550
Up to three months	1,404	896
More than three months and up to one year	2,140	3,467
More than one year and up to five years	7,717	9,224
More than five years	12,305	14,122

Total	24,427	29,259

As previously, there are no loans and advances with indefinite maturity.

Debt instruments

The debt instruments item in the balance sheet is broken down as follows:

	31.12.2012 in € million	31.12.2011 in € million
Book value	169,618	244,990
Of which: public-sector issuers	52,080	57,385
Of which: other issuers	52,288	58,385
Of which: own debt instruments	65,250	129,220

Marketable securities	169,618	244,990
Of which: listed	146,671	213,640
Of which: not listed	22,947	31,350

Securities sold under repurchase agreements	76,436	127,728
Securities due in the following year	23,161	57,940

Of the marketable securities, a total of EUR 104,368 million (previous year: EUR 115,770 million) are treated as fixed assets in accordance with the moderate lower-of-cost-or-market principle.

The marketable securities constitute a portfolio of EUR 65,250 million (previous year: EUR 129,220 million) that is treated as a current asset in accordance with the strict lower-of-cost-or-market principle. These holdings solely concern the own bonds that are treated as shelf offerings. The issues of FMS Wertmanagement serve to hedge its borrowings from central banks as well as to provide additional collateral and manage liquidity. The decrease in own bonds can be attributed mainly to the complete repayment of the indirect central bank funding initiated by FMS Wertmanagement via the HRE Group.

The deferred write-downs on debt instruments total EUR 12,518 million based on their fair values as at 31 December 2012 (previous year: EUR 21,282 million). With respect to the securities that carry hidden losses as at 31 December 2012, FMS Wertmanagement assumes, given its, in part, long-term wind-up strategy and the securities’ expected performance, that their fair value will be less than the book value only temporarily. Corresponding write-downs were taken if there were any doubts as to collectability.

Especially in the case of PIIGS countries, write-downs were not recognised on the corresponding portfolio due to the measures taken by the EU in respect of the European rescue fund. The discount on the cost of debt instruments bearing lower-than-market interest added under the exchange programme for Greek government bonds was not unwound.

The balance sheet items for debt instruments also include the accrued but not yet amortised payments made by FMS Wertmanagement in 2010 for hedge adjustments on securities taken over from the HRE Group companies. As a result, the book values frequently exceed the nominal values. This has a corresponding effect on the hidden liabilities disclosed.

The book values and the fair values of the securities contained in the banking book, broken down by issuer group, follow from the overview below. Both the book values and the fair values contain deferred interest.

	Of which: public-sector issuers	Other issuers
in € million		Of which: banks	Of which: other issuers	Total 31.12.2012	Total 31.12.2011
Book value	52,080	9,364	42,924	104,368	115,770
Fair value	44,741	9,168	40,455	94,364	96,244
Hidden assets	1,057	243	1,214	2,514	1,756
Hidden losses
(deferred write-downs)	–8,396	–439	–3,683	–12,518	–21,282

Of which:
Hidden losses, ABS				2,207	3,518
Of which:
Hidden losses, PIIGS countries*				8,662	14,192
Of which:
Portugal				394	764
Ireland				156	351
Italy				6,950	11,261
Greece				0	279
Spain				1,162	1,537

*	Issuer’s country of domicile

The hidden losses from ABS as at 31 December 2012 in the amount of EUR 718 million include those losses attributable to risks related to the PIIGS countries (previous year: EUR 992 million).

Shares in affiliated companies and other long-term equity investments

None of the other long-term equity investments and shares in affiliated companies held by FMS Wertmanagement are marketable.

Other long-term equity investments	31.12.2012 in € million	31.12.2011 in € million
Book value	7	7
Of which: other long-term equity investments in banks	0	0
Of which: other long-term equity investments in financial services institutions	0	0

Shares in affiliated companies	31.12.2012 in € million	31.12.2011 in € million
Book value	381	387
Of which: shares in affiliated companies (banks)	0	0
Of which: shares in affiliated companies (financial services institutions)	318	324

The shares in affiliated companies essentially concern Hypo Real Estate Capital Corp., New York, and WH-Erste Grundstücks GmbH & Co. KG, Schönefeld. The change of this balance sheet item is mainly due to currency effects.

Fiduciary assets

	31.12.2012 in € million	31.12.2011 in € million
Loans and advances to customers	0.3	0.5

Total	0.3	0.5

Changes in fixed assets

				Depreciation / amortisation
in € million	Cost 01.01.2012	Additions 2012	Disposals 2012	Current year 2012	Cumulative 31.12.2012	Book value 31.12.2012	Book value 31.12.2011
Intangible fixed assets	2.1	0.4	0	0.5	1.0	1.5	1.6
Tangible fixed assets	0.9	0.4	0	0.2	0.4	0.9	0.8

Other long-term equity investments	7	0*				7	7
Shares in affiliated companies	387	–6*				381	387
Securities classified as fixed assets	115,770	–11,402*				104,368	115,770

*	The option to combine items in accordance with Section 34 (3) RechKredV was used.

The intangible assets as at 31 December 2012 solely concern software licenses purchased for consideration.

The tangible fixed assets as at 31 December 2012 solely comprise operating and office equipment.

Other assets

The other assets recognised as at 31 December 2012 mainly include the existing loss compensation claim against SoFFin.

The loss compensation claim against SoFFin in the amount of EUR 7,316 million recognised as at 31 December 2012 results from the loss compensation claim recognised as at 31 December 2011 in the amount of EUR 9,939 million less related payments totalling EUR 2,623 million received in 2012.

Prepaid expenses

Prepaid expenses are comprised of the following items:

	31.12.2012 in € million	31.12.2011 in € million
Unamortised cost of derivatives	3,505	5,996
Lending business (premium from receivables)	1,264	1,423
Issuing business / loans taken out	136	104
Other	3	3

Total	4,908	7,526

Payments that FMS Wertmanagement has made for the fair values of derivatives accounted for by the transferors as at the transfer date are amortised on a pro rata basis. The portion not yet amortised mainly represents the amount recognised under “Unamortised cost of derivatives”.

The prepaid expenses from the lending business also include the deferred, unamortised payments that FMS Wertmanagement made for the hedge adjustments of the hedged items (loan receivables) that were transferred from HRE Group companies. These hedged items (receivables) were accounted for by the transferor in accordance with IFRSs, with the IFRS book value (including the IFRS hedge adjustment) constituting the transfer price.

The prepaid expenses are reversed proportionately over the remaining term of the respective underlying transactions.

Subordinated assets

The following items on the assets side of the balance sheet contain subordinated assets:

	31.12.2012 in € million	31.12.2011 in € million
Loans and advances to banks	510	510
Debt instruments	46	206

Total	556	716

Liabilities

Liabilities to banks

	31.12.2012 in € million	31.12.2011 in € million
a) Payable on demand	1,276	142
b) With agreed maturity or notice period	40,833	112,438

Total	42,109	112,580

The decrease in liabilities to banks resulted in particular from the altered financing structure; the majority of the decrease in the amount of EUR 36.7 billion relates to the almost complete repayment of liabilities to companies of the HRE Group. This development can be attributed mainly to the complete repayment of indirect central bank funding that FMS Wertmanagement had obtained through the HRE Group. Furthermore, a decrease in repo transactions was recorded.

The remaining maturities of the liabilities with agreed maturity or notice period as at 31 December 2012 are as follows:

	31.12.2012 in € million	31.12.2011 in € million
Up to three months	24,679	91,587
More than three months and up to one year	14,084	18,801
More than one year and up to five years	20	0
More than five years	2,050	2,050

Total	40,833	112,438

Liabilities to customers

	31.12.2012 in € million	31.12.2011 in € million
a) Payable on demand	37	40
b) With agreed maturity or notice period	37,390	21,522

Total	37,427	21,562

To affiliated companies	386	394
To other long-term investees and investors	0	0

The remaining maturities of the liabilities with agreed maturity or notice period as at 31 December 2012 are as follows:

	31.12.2012	31.12.2011
	in € million	in € million
Up to three months	20,193	20,021
More than three months and up to one year	15,795	1,216
More than one year and up to five years	6	23
More than five years	1,396	262

Total	37,390	21,522

The increase in liabilities to customers essentially stems from an increase in obligations under repo transactions in the amount of EUR 33,243 million (previous year: EUR 14,450 million) (including accrued interest). The increase is primarily reflected in the maturity range of three months to one year.

Securitised liabilities

	31.12.2012	31.12.2011
	in € million	in € million
Book value	147,234	181,558
Of which: to affiliated companies	0	0
Of which: to other long-term investees and investors	0	0

Amounts due in the following year	55,581	86,098

The securitised liabilities comprise EUR 117,326 million (previous year: EUR 152,740 million) in debt instruments issued, EUR 29,529 million (previous year: EUR 28,413 million) in issuing activities (European Commercial Paper and Certificates of Deposit) and EUR 379 million (previous year: EUR 405 million) in accrued interest.

Of the marketable securities issued, debt instruments with a total nominal value of EUR 65,233 million (previous year: EUR 128,985 million) were bought back.

Fiduciary liabilities

	31.12.2012 in € million	31.12.2011 in € million
Liabilities to banks	0.3	0.3
Liabilities to customers	0.0	0.2

Total	0.3	0.5

Other liabilities

At EUR 709 million (previous year: EUR 1,642 million), this item basically includes the balancing item for foreign currency translation of off-balance sheet transactions related to special coverage under Section 340h HGB.

Deferred income

Deferred income is comprised of the following items:

	31.12.2012 in € million	31.12.2011 in € million
Unamortised cost of derivatives	17,278	22,163
Lending business (discount on receivables)	82	63
Other	146	17

Total	17,506	22,243

Payments that FMS Wertmanagement has received for the fair values of derivatives accounted for by the transferors as at the transfer date are amortised on a pro rata basis. The portion not yet amortised mainly represents the amount recognised under “Unamortised cost of derivatives”. The balance sheet item decreased mainly due to an unplanned unwinding of derivatives related to the restructuring of the Greece portfolio.

Deferred income from the lending business also includes deferred payments received by FMS Wertmanagement for the hedge adjustments of the hedged items (receivables) taken over from HRE Group companies. These hedged items (receivables) were accounted for by the transferor in accordance with IFRSs, with the IFRS book value (including the IFRS hedge adjustment) constituting the transfer price.

The deferred income was reversed proportionately over the remaining term of the respective underlying transactions.

Provisions

in € million	Balance 31.12.2011	Addition	Disposal	FX effect / other	Utilisation	Balance 31.12.2012
Other
Expected losses	2,070	392	160	17	1,036	1,283
Non-personnel and personnel expenses	7	60	1	0	6	60
Other	19	8	1	0	8	18

Total	2,096	460	162	17	1,050	1,361

The addition to provisions for expected losses in the reporting year in the amount of EUR 392 million includes additions for ineffective portions of hedging relationships, for stand-alone derivatives and a portfolio of US CMBS financial instruments. Existing provisions in the amount of EUR 1,011 million were utilised in the 2012 reporting period for derivatives unwound in connection with the restructuring of the Greece portfolio.

Deferred taxes

FMS Wertmanagement does not make use of the option to recognise surplus deferred tax assets resulting from tax benefits arising in accordance with Section 274 (1) Sentence 2 HGB. The surplus of deferred tax assets at 31 December 2012 stems from temporary differences between the financial statements and the tax base, especially with respect to loans and advances to banks, loans and advances to customers, debt instruments, shares in affiliated companies as well as provisions for expected losses and litigation costs.

Deferred taxes are calculated on the basis of the combined income tax rate of FMS Wertmanagement of currently 32.975%. The combined income tax rate comprises corporate income tax, trade tax and the solidarity surcharge. Deferred tax assets arose in the fiscal year that were not recognised.

Contingent liabilities

FMS Wertmanagement reports its potential liability under guarantees in the amount of EUR 10,669 million (previous year: EUR 11,672 million) and under irrevocable loan commitments in the amount of EUR 5,387 million (previous year: EUR 4,302 million).

The transfer to FMS Wertmanagement of risk positions entailed assuming their economic risk in the form of guarantees as defined in Section 8a (1) FMStFG. These guarantees have a volume of EUR 5,128 million as at 31 December 2012 (previous year: EUR 5,565 million). These mainly concern so-called transfer guarantees. The assets guaranteed this way are still accounted for by the holders, Depfa Bank plc and pbb. The guarantees are designed as abstract, directly enforceable, irrevocable, unconditional guarantees.

This item also includes EUR 4,290 million in credit default swaps (with third parties as contracting partners) (previous year: EUR 4,522 million) with FMS Wertmanagement as the guarantor.

FMS Wertmanagement also fully refinanced the existing business of its subsidiaries Hypo Real Estate Capital Corp., New York, and Flint Nominees Ltd., London, guaranteeing and hence assuming the default risks arising from this business through credit derivatives (credit default swaps). The nominal volume of the credit default swaps as at 31 December 2012 less risk provisions was EUR 1,251 million (previous year: EUR 1,585 million). The loans and advances to these affiliated companies are capitalised in the balance sheet. The credit default swaps do not present an additional credit risk. Any potential default of the loans and advances underlying these credit default swaps materialises only once.

Any imminent risk of being held liable under the guarantees (including the credit default swap positions) is assessed analogous to the risk provision policy for the primary credit transaction.

Irrevocable loan commitments include liquidity facilities in the amount of EUR 4,552 million (previous year: EUR 3,008 million). EUR 4,298 million (previous year: EUR 3,007 million) can be attributed to liquidity facilities granted to Depfa Bank plc and pbb in connection with the assumption of the economic risk related to risk exposures.

In addition to the aforementioned undrawn liquidity facilities, another variable liquidity facility was granted to Depfa Bank plc for the refinancing of certain risk exposures transferred via guarantees from Depfa Bank plc to FMS Wertmanagement as at 1 October 2010 and to finance cash collateral that Depfa Bank plc had to provide in the amount of the negative fair value of derivatives serving to hedge the cited risk exposures. As at 31 December 2012 (as well as at 31 December 2011), the corresponding facility was utilised in full by Depfa Bank plc. As at 31 December 2012, this facility comprised an amount of EUR 1.8 billion serving to finance risk positions transferred via guarantees and the negative fair value of the associated hedging derivatives in the net amount of EUR 1.2 billion. This negative fair value of the hedging derivatives can change over time. The amount of the liquidity facility increases or decreases accordingly.

Assets pledged as collateral

Apart from the securities sold under repurchase agreements as at 31 December 2012 (see the description under debt instruments) in the amount of EUR 76,436 million (previous year: EUR 127,728 million), there are no other assets pledged as collateral for liabilities or contingent liabilities of FMS Wertmanagement.

Derivative financial instruments

FMS Wertmanagement holds only OTC derivatives; none of them are held for trading. The fair values of the derivatives are determined by means of standard measurement models based on the measurement parameters available in the market.

The table below shows the breakdown of FMS Wertmanagement’s interest-based and currency-based derivatives and the total return swaps:

in € million	Nominal values
	Remaining maturities, 31.12.2012			Total 31.12.2012	Total 31.12.2011
	< 1	1 – 5	> 5
Interest-based transactions	43,190	118,136	106,518	267,844	272,039
Total return swaps	0	52	6,154	6,206	6,611

Currency-based transactions	21,783	6,572	7,292	35,647	33,458
Of which: forward exchange transactions	16,874	61	0	16,935	16,362
Of which: cross currency swaps	4,909	6,511	7,292	18,712	17,096

Total	64,973	124,760	119,964	309,697	312,108

in € million	Market values
	31.12.2012		31.12.2011
	Positive	Negative	Positive	Negative
Interest-based transactions	10,292	–36,216	9,376	–36,820
Total return swaps	1,336	–1,296	1,690	–1,314

Currency-based transactions	963	–1,190	781	–1,855
Of which: forward exchange transactions	216	–241	54	–497
Of which: cross currency swaps	747	–949	727	–1,358

Total	12,591	–38,702	11,847	–39,989

The book value of these derivatives (net amount of the book values recognised in assets and liabilities) as at 31 December 2012 is EUR –14,128 million (previous year: EUR –16,561 million).

The table below shows the breakdown of FMS Wertmanagement’s credit derivatives:

in € million	31.12.2012		31.12.2011
	Nominal values	Market values	Nominal values	Market values
Secured party credit default swaps	3,173	172	3,782	284
Guarantor credit default swaps	4,575	–191	4,857	–397

Total	7,748	–19	8,639	–113

The table shows the credit derivatives vis-à-vis third parties. The book value of these derivatives (net amount of the book values recognised in assets and liabilities) as at 31 December 2012 is EUR 355 million (previous year: EUR 394 million).

Credit default swap exposures vis-à-vis the subsidiaries of FMS Wertmanagement – Hypo Real Estate Capital Corp., New York, and Flint Nominees Ltd., London – have a nominal value of EUR 1,252 million after deducting existing provisions (EUR 44 million).

Hedges

In accordance with Section 254 HGB, FMS Wertmanagement aggregates hedged items and hedging instruments into hedges. FMS Wertmanagement utilises the net hedge presentation method to account for the hedges. In particular, the hedged risk concerns the interest rate-induced risk of changes in value (interest rate risk). Hedged items with a nominal value of EUR 102,323 million (previous year: EUR 81,299 million) were aggregated into hedges. Overall, this nominal value of these hedged items is comprised as follows:

Nominal values of the hedged items in € million	31.12.2012	31.12.2011
Assets	61,716	64,677
Liabilities	40,607	16,622

Total	102,323	81,299

Furthermore, hedged items with a nominal value of EUR 6,415 million (previous year: EUR 6,828 million) were combined with total return swaps pursuant to BFA 1.

The amount of the risk hedged, i.e. the amount in which the changes in value (expenses and income) of the hedged items and hedging instruments aggregated in the micro hedges at the reporting date are fully compensated and therefore not presented in the income statement, is EUR 9,357 million (previous year: EUR 7,698 million).

The changes in value of the hedged items and hedging instruments arising from hedges with negative ineffectiveness, where the risk hedged is the interest rate risk, can be seen in the following overview:

31.12.2012 in € million	Negative change in value	Positive change in value
Hedged items	44	2,587
Hedging instruments	2,852	14

Total	2,896	2,601

Of which: not recognised	2,601	2,601
Of which: recognised as a provision for expected losses	295	0

FMS Wertmanagement took over a portfolio consisting of US CMBS financial instruments. The totality of the instruments defined for this portfolio constitutes a hedge pursuant to Section 254 HGB. This portfolio hedges default risks associated with US CMBSs (commercial real estate loans). Given their complex structures, some of the financial instruments contained in this portfolio are measured based on models. As a result of the continued poor market liquidity in the reporting period, near-market measurement remains inappropriate. Therefore, as in the previous year, FMS Wertmanagement continues to assess the value of the portfolio on a fundamental basis. Based on the fundamental valuation that was performed, the hidden assets related to this portfolio are EUR 94 million and the hidden losses EUR 294 million. A total of EUR 200 million in provisions for expected losses were recognised for this reason. The portfolio contains EUR 2,919 million in guarantor positions (“long- risk”), which are contrasted by EUR 1,969 million in “short-risk” positions (leveraged secured party positions).

Foreign-currency items

Total assets in foreign currencies are EUR 80,850 million (previous year: EUR 85,493 million). Liabilities in foreign currencies at year end are EUR 76,996 million (previous year: EUR 69,391 million).

Notes to the income statement

Net interest income

	01.01. – 31.12.2012 in € million	01.01. – 31.12.2011 in € million
Interest income	12,589	17,351
Lending and money market transactions	9,065	14,051
Fixed income securities and debt claims	3,524	3,300

Interest expenses	11,860	16,799
Lending and money market transactions	9,216	14,715
Securitised liabilities	1,278	678
Loans taken out	76	57
Other	1,290	1,349

Total	729	552

The interest income of EUR 7,506 million (previous year: EUR 12,029 million) includes interest from derivative financial instruments. Derivative financial instruments account for EUR 8,425 million (previous year: EUR 13,234 million) in interest expenses.

As previously, Western Europe, the United States and Japan account for most of the interest income.

Net commission income

	01.01. – 31.12.2012 in € million	01.01. – 31.12.2011 in € million
Commission income	143	174
Lending business	76	106
Derivatives business	56	66
Other	11	2

Commission expenses	54	115
SoFFin guarantees	0	17
Derivatives business	43	86
Securities and issuing business	8	9
Other	3	3

Total	89	59

The commission expenses for SoFFin guarantees recognised in the previous year relate primarily to payments to SoFFin in connection with guarantees for the issues transferred from the HRE Group. The decrease in commission income and expenses in the derivatives business is related to decreasing income and expenses from accrued payments for derivatives that were transferred. The decrease in commission income in the reporting period was partially compensated by one-off effects in the amount of EUR 14 million.

Other operating income and expenses

The other operating result includes expenses from currency translation in the amount of EUR 13 million. Net income from currency translation in the previous year amounted to EUR 26 million.

General and administrative expenses

	01.01. – 31.12.2012 in € million	01.01. – 31.12.2011 in € million
Personnel expenses	22	14
Other administrative expenses	316	333

Total	338	347

The increase in personnel expenses can be explained by the increase in the number of employees. There was an average of 114 employees in 2012 (previous year: 64 employees).

Other administrative expenses include expenses in the amount of EUR 214 million (previous year: EUR 267 million) for servicing tasks related to FMS Wertmanagement’s operating activities transferred to the HRE Group based on the cooperation agreement.

Income from reversals of write-downs of receivables and certain securities and from the reversal of loan loss provisions

FMS Wertmanagement avails itself of the measurement options under Section 340f (3) HGB.

The following income and expenses are reported in this income statement item:

	01.01. – 31.12.2012 in € million	01.01. – 31.12.2011 in € million
Net revaluation gain / loss in the lending business	31	–1,897
Expenses related to securities classified as current assets	0	0
Net revaluation gain / loss from securities classified as current assets	1	47

Total	32	–1,850

The positive net revaluation gain in the lending business resulted mainly from reversals of general loan loss provisions in the amount of EUR 112 million, most of which can be attributed to changes in ratings. This amount is offset by an expense of EUR 81 million from additions to and reversals of specific loan loss provisions, from additions to and reversals of loan loss provisions and from amounts received for receivables that had been written down. In the previous year, the net revaluation gain included specific loan loss provisions for the Greece portfolio in the amount of EUR 1,201 million as well as the addition to provisions for expected losses on derivatives in the amount of EUR 118 million that was part of a hedging relationship with loans in the Greece portfolio that had been written down.

The previous year’s comparative figures presented in the table are presented in the income statement under the balance sheet item, Write-downs of and valuation allowances on receivables and certain securities, and additions to loan loss provisions.

Write-downs of and valuation allowances on shares in affiliated companies, other long-term equity investments and securities classified as fixed assets

FMS Wertmanagement avails itself of the options under Section 340c (2) HGB.

The following income and expenses recognised in connection with the debt instruments classified as fixed assets were recorded in this income statement item:

	01.01. – 31.12.2012 in € million	01.01. – 31.12.2011 in € million
Net revaluation gain / loss from securities	–1	–6,845
Net revaluation gain / loss from derivatives	–197	–1,464
Net gain / loss on sale of securities including net gain / loss from derivatives	–267	–94
Other expenses	0	–1

Total expenses	465	8,404

Whereas the reversals and write-downs of securities, including additions to and reversals of general loan loss provisions and country risk provisions, largely offset each other in the reporting period, the previous year was negatively impacted in particular by write-downs of securities in the Greece portfolio (in the amount of EUR 6,704 million).

EUR 33 million of the net revaluation gain on derivatives can be attributed to hedge inefficiencies. In addition, provisions for expected losses and / or write-downs of individual structured derivatives to be measured in accordance with the imparity principle were necessary. In the previous year, additions to provisions for expected losses included derivatives in the amount of EUR 893 million that were originally part of a hedging relationship with Greek loans and securities.

The result from the sale relates mainly to the result from the early termination of derivatives that were originally in a hedging relationship with Greek loans and securities.

Expenses from loss absorption

As the sole shareholder, FMS Wertmanagement entered into a control and profit-and-loss transfer agreement dated 18 April 2012 with its subsidiary FMS Wertmanagement Service GmbH, established on 16 October 2012. The conclusion of the control and profit-and-loss transfer agreement was entered in the commercial register of FMS Wertmanagement Service GmbH on 22 October 2012. The loss on the part of FMS Wertmanagement Service GmbH transferred under this agreement for the short 2012 fiscal year amounts to EUR 1,667 thousand.

Taxes on income

The income taxes result from foreign withholding taxes.

Other taxes

The other taxes include value added tax refunds of FMS Wertmanagement from 2011.

Other disclosures

Auditor’s fee

The auditor’s fee for auditing services during the reporting period was EUR 2.7 million (previous year: EUR 1.7 million). In addition, a total of EUR 0.0 million (previous year: EUR 0.2 million) were expended for tax consultancy services, EUR 1.0 million (previous year: EUR 0.3 million) for other confirmation and valuation services as well as EUR 0.6 million (previous year: EUR 0.9 million) for other services.

Of the total expenses recognised in the reporting year, EUR 0.3 million (previous year: EUR 0.5 million) are related to the previous year. Of this amount, EUR 0.3 million (previous year: EUR 0.4 million) concern auditing services and EUR 0.0 million (previous year: EUR 0.1 million) tax consultancy services.

Shareholdings

The following overview shows the shareholdings of FMS Wertmanagement, each of which is based on the company’s most recent annual financial statements.

Shares in affiliated companies at 31 December 2012:

Name and registered office	Share in capital	Of which indirectly	Equity in thousand		Result in thousand		Currency
Flint Nominees Ltd., London	100.00%		51,447	[1]	294	[2]	GBP
Hypo Property Investment (1992) Ltd., London	100.00%	100.00%	1	[1]	0	[2]	GBP
Hypo Property Investment Ltd., London	100.00%	100.00%	286	[1]	0	[2]	GBP
Hypo Property Services Ltd., London	100.00%	100.00%	114	[1]	1	[2]	GBP
FMS Wertmanagement Service GmbH, Munich	100.00%		25	[1]	0	[2,5]	EUR
WH-Erste Grundstücks Verwaltungs GmbH, Schönefeld	100.00%		180	[3]	244	[4]	EUR
WH-Zweite Grundstücks Verwaltungs GmbH, Schönefeld	100.00%	100.00%	5	[3]	–9	[4]	EUR
WH-Erste Grundstücks GmbH & Co. KG, Schönefeld	93.98%		71,546	[3]	1,431	[4]	EUR
WH-Zweite Grundstücks GmbH & Co. KG, Schönefeld	100.00%	100.00%	40,603	[3]	373	[4]	EUR
Hypo Real Estate Capital Corp., New York	100.00%		548,369	[3]	–583	[4]	USD
Liffey NSYC, LLC, Wilmington / Delaware	100.00%	100.00%	2,600	[3]	0	[4]	USD
Upgrade 1 LLC, Wilmington / Delaware	100.00%	100.00%	24,571	[3]	4,871	[4]	USD
Snowmass BV Member LLC, Dover / Delaware	100.00%	100.00%	44,810	[3]	10	[4]	USD
Hypo Real Estate Transactions S.A.S., Paris	100.00%		90	[1]	0	[2]	EUR

1	31 December 2012
2	2012
3	31 December 2011
4	2011
5	After profit transfer

Other long-term equity investments at 31 December 2012

Name and registered office	Share in capital	Of which indirectly	Equity in thousand		Result in thousand		Currency
Aerodrom Bureau Verwaltungs GmbH, Berlin	32.00%		–685	[1]	9	[2]	EUR
Airport Bureau Verwaltungs GmbH, Berlin	32.00%		–266	[1]	137	[2]	EUR
Vierte Airport Bureau Center KG Airport Bureau Verwaltungs GmbH & Co., Berlin	32.00%		–2,354	[1]	–427	[2]	EUR
Burleigh Court (Barnsley) Management Limited, London	20.00%	20.00%	0	[1]	0	[2]	GBP
Inula Grundstücks-Verwaltungsgesellschaft mbH & Co. KG, Grünwald	10.00%		–37,221	[1]	2,555	[2]	EUR
Projektentwicklung Schönefeld Verwaltungsgesellschaft mbH, Schönefeld	50.00%		28	[1]	0	[2]	EUR
SP Projektentwicklung Schönefeld GmbH & Co. KG, Schönefeld	50.00%		15,280	[1]	–225	[2]	EUR
Sealion (Isle of Man) Limited, Fort Anne, Douglas / Isle of Man	13.45%		n.a.		n.a.		GBP
South Bay Expressway LLC, Delaware	8.186%	8.186%	13,771	[1]	50,086	[3]	USD
Snowmass BV Holdco LLC, Dover / Delaware	50.00%	50.00%	96,126	[1]	110	[2]	USD

1	31 December 2011
2	2011
3	Amount concerning the reporting periods from 29 April 2011 to 30 June 2011 and from 1 July 2011 to 31 December 2011

Exchange rates

Exchange rates for EUR 1.00 at 31.12.2012
Australia	1.2712
Canada	1.3137
China	8.2207
Czech Republic	25.151
Denmark	7.461
India	72.56
Japan	113.61
Mexico	17.1845
Norway	7.3483
Poland	4.074
Russia	40.3295
Singapore	1.6111
South Africa	11.1727
Sweden	8.582
Switzerland	1.2072
Turkey	2.3551
United Kingdom	0.8161
USA	1.3194

Corporate bodies of FMS Wertmanagement

Members of the Executive Board

Dr. Christian Bluhm, CRO / CFO

Ernst-Albrecht Brockhaus, Treasury / Markets

Norbert Kickum, Commercial Real Estate (since 1 March 2012)

Members of the Supervisory Board

Dr. Karl Kauermann

Chairman of the Supervisory Board

Businessman

Dr. Christopher Pleister

Deputy Chairman of the Supervisory Board

Member of the Steering Committee of the Federal Agency for Financial Market Stabilisation

Dr. Eckart John von Freyend

Businessman

Rita Geyermann

Director Loan Securitisation at KfW Bankengruppe

Dr. Andreas Ricker

Head of Strategy at Bundesrepublik Deutschland Finanzagentur GmbH

Prof. Dr. Harald Wiedmann

Lawyer

Loans to members of the corporate bodies

At the reporting date, there were no claims in respect of incumbent members of the corporate bodies arising from loans or advances.

Remuneration of the corporate bodies

The members of FMS Wertmanagement’s Executive Board were paid remuneration of EUR 1,275 thousand for the 2012 fiscal year (previous year: EUR 900 thousand). They were also paid benefits in kind of EUR 43 thousand (previous year: EUR 27 thousand). In addition, a total of EUR 675 thousand (previous year: EUR 498 thousand) were expended in the reporting period for the pension plans applicable to the members of the Executive Board.

Total remuneration of EUR 120 thousand was paid to the members of FMS Wertmanagement’s Supervisory Board for 2012 (previous year: EUR 114 thousand).

Annual average number of employees

At 31 December 2012, FMS Wertmanagement had 133 employees (previous year: 92). The average number of employees in the 2012 fiscal year was:

	Women	Men	Total
Full-time employees	26	88	114

Seats held by Executive Board members and employees

In the fiscal year, neither members of the Executive Board nor employees of FMS Wertmanagement held seats on a supervisory board or other supervisory bodies of large corporations in accordance with Section 340a (4) No. 1 in conjunction with Section 267 (3) HGB.

Responsibility statement in accordance with Section 264 (2)

Sentence 3 HGB and Section 289 (1) Sentence 5 HGB

To the best of our knowledge, and in accordance with the applicable reporting principles, the annual financial statements give a true and fair view of the assets, liabilities, financial position and profit or loss of FMS Wertmanagement, and the management report includes a fair review of the development and performance of the business and the position of FMS Wertmanagement, together with a description of the material opportunities and risks associated with the expected development of FMS Wertmanagement.

Munich, 28 March 2013

FMS Wertmanagement

The Executive Board

Dr. Christian Bluhm	Ernst-Albrecht Brockhaus	Norbert Kickum

Auditors’ report

We have audited the annual financial statements – comprising the balance sheet, the income statement, the notes to the financial statements, the cash flow statement and the statement of changes in equity – together with the bookkeeping system and the management report of FMS Wertmanagement for the fiscal year from 1 January to 31 December 2012. The maintenance of the books and records and the preparation of the annual financial statements and the management report in accordance with German commercial law and supplementary provisions of FMS Wertmanagement’s Charter are the responsibility of the Executive Board of FMS Wertmanagement. Our responsibility is to express an opinion on the annual financial statements, together with the bookkeeping system, and the management report based on our audit.

We conducted our audit of the annual financial statements in accordance with Section 317 of the German Commercial Code (Handelsgesetzbuch – HGB) and the German generally accepted standards for the audit of financial statements promulgated by the Institut der Wirtschaftsprüfer (Institute of Public Auditors in Germany – IDW). Those standards require that we plan and perform the audit such that misstatements materially affecting the presentation of the net assets, financial position and results of operations in the annual financial statements in accordance with (German) principles of proper accounting and in the management report are detected with reasonable assurance. Knowledge of the business activities and the economic and legal environment of FMS Wertmanagement and expectations as to possible misstatements are taken into account in the determination of audit procedures. The effectiveness of the accounting-related internal control system and the evidence supporting the disclosures in the books and records, the annual financial statements and the management report are examined primarily on a test basis within the framework of the audit. The audit includes assessing the accounting principles used and significant estimates made by the Executive Board as well as evaluating the overall presentation of the annual financial statements and the management report. We believe that our audit provides a reasonable basis for our opinion.

Our audit has not led to any reservations.

In our opinion based on the findings of our audit, the annual financial statements comply with the legal requirements and supplementary provisions of FMS Wertmanagement’s Charter and give a true and fair view of the net assets, financial position and results of operations of FMS Wertmanagement in accordance with the (German) principles of proper accounting. The management report is consistent with the annual financial statements and on the whole provides a suitable understanding of FMS Wertmanagement’s position and suitably presents the opportunities and risks of future development.

Munich, 4 April 2013

PricewaterhouseCoopers

Aktiengesellschaft

Wirtschaftsprüfungsgesellschaft

Heiko Röhrig	ppa. Axel Menge
Wirtschaftsprüfer	Wirtschaftsprüfer
[German Public Auditor]	[German Public Auditor]

ANNEX A

Schedule of Funded Debt Outstanding as of December 31, 2012

FMS-WM bearer bonds as of 31 Dec 2012 (excluding registered bonds)

Currency / ISIN	Number of issues / coupon type	Maturity	Initial amount in currency of borrowing	Initial amount equivalent €	Amount outstanding equivalent in €
				(unaudited)
			(in thousands)	(in thousands)	(in thousands)
EUR	62		99,558,000	99,558,000	103,653,000

DE000A1E8SS6	floating	January 11, 2013	1,100,000	1,100,000	1,100,000
XS0735997503	floating	January 23, 2013	500,000	500,000	500,000
DE000A1E8ST4	floating	March 13, 2013	1,100,000	1,100,000	1,100,000
XS0676448169	floating	March 13, 2013	70,000	70,000	70,000
DE000A1KQ2R2	floating	March 15, 2013	2,000,000	2,000,000	2,000,000
DE000A1H3DP2	fixed	March 25, 2013	7,000	7,000	7,000
DE000A1KQ7W1	floating	April 25, 2013	5,000,000	5,000,000	5,000,000
DE000A1KQ2X0	floating	August 15, 2013	6,000,000	6,000,000	6,000,000
DE000A1KQ7X9	floating	November 8, 2013	5,000,000	5,000,000	5,000,000
DE000A1H3DR8	floating	December 16, 2013	1,500,000	1,500,000	1,500,000
XS0725285141	fixed	December 30, 2013	15,000	15,000	15,000
DE000A1KQ7Y7	floating	January 15, 2014	6,000,000	6,000,000	6,000,000
DE000A1KQ763	floating	January 19, 2014	5,000,000	5,000,000	5,000,000
DE000A1H3DC0	floating	January 20, 2014	500,000	500,000	570,000
XS0734340093	floating	January 20, 2014	1,500,000	1,500,000	1,500,000
DE000A1KQ771	floating	January 25, 2014	2,000,000	2,000,000	2,000,000
DE000A1KQ2S0	floating	March 15, 2014	2,000,000	2,000,000	2,000,000
DE000A1MLVC0	floating	April 28, 2014	6,000,000	6,000,000	6,000,000
DE000A1K0KM5	fixed	July 14, 2014	3,000,000	3,000,000	3,000,000
DE000A1E8SJ5	floating	August 15, 2014	4,000,000	4,000,000	4,000,000
DE000A1K0TR5	floating	August 29, 2014	50,000	50,000	100,000
DE000A1H3DM9	floating	October 15, 2014	1,500,000	1,500,000	1,500,000
DE000A1KQ7V3	floating	October 24, 2014	500,000	500,000	500,000
DE000A1KQ7Z4	floating	November 21, 2014	5,000,000	5,000,000	5,000,000
DE000A1KQ0U0	fixed	December 15, 2014	1,000,000	1,000,000	1,500,000
DE000A1MA9A9	fixed	January 16, 2015	3,000,000	3,000,000	3,000,000
DE000A1KQ8A5	floating	January 27, 2015	50,000	50,000	50,000
DE000A1KQ8B3	floating	February 2, 2015	1,000,000	1,000,000	1,500,000
DE000A1H3DG1	floating	February 18, 2015	250,000	250,000	250,000
DE000A1KQ2T8	floating	March 15, 2015	2,000,000	2,000,000	2,000,000
DE000A1MLVH9	floating	June 1, 2015	5,000,000	5,000,000	5,000,000
DE000A1K0M44	fixed	August 24, 2015	1,500,000	1,500,000	1,500,000
DE000A1PGPX1	fixed	October 1, 2015	1,000,000	1,000,000	1,000,000
DE000A1E8SA4	floating	October 15, 2015	5,000,000	5,000,000	5,000,000
DE000A1H3DF3	floating	February 15, 2016	100,000	100,000	100,000
DE000A1MLU67	fixed	March 15, 2016	1,500,000	1,500,000	1,500,000
DE000A1KQZ44	fixed	May 24, 2016	6,000	6,000	6,000
DE000A1KRHP2	fixed	June 3, 2016	3,000,000	3,000,000	3,000,000
DE000A1PGQC3	floating	August 16, 2016	100,000	100,000	100,000
DE000A1MBBK6	fixed	January 18, 2017	100,000	100,000	100,000
DE000A1KQ789	fixed	January 25, 2017	200,000	200,000	200,000
DE000A1MLU18	fixed	February 22, 2017	3,000,000	3,000,000	3,000,000
DE000A1PGP19	fixed	July 18, 2017	2,500,000	2,500,000	3,000,000
XS0843518738	floating	October 18, 2017	150,000	150,000	175,000
DE000A1H3DH9	floating	March 15, 2018	25,000	25,000	25,000
DE000A1MLU59	fixed	May 23, 2018	250,000	250,000	250,000
DE000A1K0GG5	fixed	August 3, 2018	600,000	600,000	1,500,000
XS0856697536	floating	November 20, 2018	50,000	50,000	50,000
XS0725294218	fixed	December 28, 2018	25,000	25,000	25,000
DE000A1MLVD8	fixed	May 9, 2019	3,000,000	3,000,000	3,000,000
DE000A1PGP76	floating	October 24, 2019	60,000	60,000	100,000

A-1

Currency / ISIN	Number of issues / coupon type	Maturity	Initial amount in currency of borrowing	Initial amount equivalent €	Amount outstanding equivalent in €
				(unaudited)
			(in thousands)	(in thousands)	(in thousands)
DE000A1REUB8	fixed	January 15, 2020	2,500,000	2,500,000	2,500,000
DE000A1H3DB2	floating	January 20, 2021	100,000	100,000	100,000
DE000A1H3DE6	floating	February 16, 2021	50,000	50,000	50,000
DE000A1H3DQ0	floating	April 6, 2021	500,000	500,000	500,000
DE000A1KRG61	fixed	May 17, 2021	10,000	10,000	10,000
DE000A1KQ961	fixed	June 17, 2021	1,000,000	1,000,000	1,000,000
DE000A1K0ET3	floating	August 1, 2021	50,000	50,000	60,000
DE000A1K0SM8	fixed	September 8, 2021	1,500,000	1,500,000	3,000,000
DE000A1PGP84	fixed	September 15, 2021	10,000	10,000	10,000
DE000A1PGP92	fixed	August 15, 2022	10,000	10,000	10,000
DE000A1REUK9	floating	November 15, 2022	20,000	20,000	20,000

GBP	9		4,372,000	5,357,187	6,276,192

XS0757362073	floating	March 14, 2013	350,000	428,869	428,869
DE000A1MLU75	floating	March 23, 2013	1,500,000	1,838,010	1,838,010
DE000A1REUM5	floating	May 15, 2014	500,000	612,670	612,670
DE000A1K0DZ2	floating	June 16, 2014	250,000	306,335	673,937
DE000A1REUN3	floating	November 17, 2014	600,000	735,204	735,204
XS0775390189	fixed	December 8, 2014	300,000	367,602	612,670
XS0811901866	floating	August 3, 2015	350,000	428,869	428,869
XS0807698815	fixed	December 1, 2015	500,000	612,670	919,005
DE000A1H3DJ5	fixed	March 1, 2016	22,000	26,957	26,957

USD	10		4,567,000	3,461,422	4,711,990

XS0620757327	floating	April 25, 2013	500,000	378,960	378,960
XS0640923677	floating	June 21, 2013	500,000	378,960	530,544
XS0776279100	floating	October 25, 2013	140,000	106,109	106,109
DE000A1MLU91	floating	April 1, 2014	300,000	227,376	568,440
XS0636310277	floating	June 10, 2014	100,000	75,792	75,792
XS0808559404	floating	July 23, 2014	20,000	15,158	15,158
XS0803737088	floating	June 30, 2015	750,000	568,440	1,136,880
XS0819133231	floating	September 1, 2015	250,000	189,480	378,960
XS0807718357	floating	July 24, 2017	7,000	5,305	5,305
US30254WAA71	fixed	November 21, 2017	2,000,000	1,515,841	1,515,841

SEK	12		13,830,000	1,611,512	1,800,280

XS0683194558	floating	October 4, 2013	300,000	34,957	58,261
XS0722479226	floating	December 20, 2013	350,000	40,783	40,783
XS0742686685	fixed	February 13, 2014	3,500,000	407,830	407,830
XS0728930776	floating	July 13, 2014	500,000	58,261	58,261
XS0804345964	floating	July 18, 2014	2,000,000	233,046	233,046
XS0669208448	fixed	August 26, 2014	500,000	58,261	58,261
XS0676308405	floating	September 15, 2014	550,000	64,088	64,088
XS0683079023	floating	March 27, 2015	330,000	38,453	58,261
XS0743467408	floating	February 8, 2016	300,000	34,957	75,740
XS0633543508	fixed	August 12, 2017	1,000,000	116,523	174,784
XS0803736510	fixed	March 12, 2019	3,500,000	407,830	407,830
XS0782368681	fixed	June 1, 2022	1,000,000	116,523	163,132

AUD	2		750,000	589,994	589,994

AU3CB0197168	fixed	July 27, 2015	250,000	196,665	196,665
AU3CB0191476	fixed	March 20, 2017	500,000	393,329	393,329

CHF	1		200,000	165,673	165,673

CH0147638743	floating	January 30, 2014	200,000	165,673	165,673

NOK	2		750,000	102,064	129,282

XS0690541296	fixed	October 14, 2016	250,000	34,021	34,021
XS0644078486	fixed	July 5, 2021	500,000	68,043	95,260

Total	98			110,845,852	117,326,410

A-2

THE FEDERAL REPUBLIC OF GERMANY

GENERAL

Area, Location and Population

The Federal Republic is situated in central Europe and comprises an area of approximately 357,000 square kilometers (about 138,000 square miles). Its total population was approximately 81.8 million in 2011. Approximately 16% of the total population is concentrated in metropolitan areas with more than 500,000 inhabitants; the largest of these areas are (in descending order) Berlin, Hamburg, Munich, Cologne and Frankfurt am Main.

Sources: Statistisches Bundesamt, Statistisches Jahrbuch 2012, Tables 1.1.2, 2.1.9; Statistisches Bundesamt, Population, Population by age groups, Germany, Value (https://www.destatis.de/EN/FactsFigures/Indicators/LongTermSeries/Population/lrbev01.html?cms_gtp=150344_list%253D1&https=1).

The following table shows selected key demographic figures for the Federal Republic for 2007 to 2011.

POPULATION

	2011	2010	2009	2008	2007
	(number of persons)
Total population	81,843,743	81,751,602	81,802,257	82,002,356	82,217,837

Age distribution	(percent of total population)
Under 20	18.2	18.4	18.8	19.0	19.4
20-40	24.0	24.2	24.3	24.6	25.0
40-60	31.1	31.1	31.0	30.8	30.3
60-80	21.2	21.0	20.8	20.6	20.5
80 and more	5.4	5.3	5.1	5.0	4.8

Growth rate	(percent change on the previous year)
Total population	0.1	-0.1	-0.2	-0.3	-0.1
Under 20	-1.1	-1.7	-1.8	-1.9	-1.7
20-40	-0.4	-0.7	-1.5	-1.8	-1.8
40-60	0.2	0.2	0.6	1.1	1.6
60-80	1.1	0.9	0.8	0.3	0.3
80 and more	2.2	3.0	2.9	3.4	3.2

Sources: Statistisches Bundesamt, Population, Population by age groups, Germany, Value (https://www.destatis.de/EN/FactsFigures/Indicators/LongTermSeries/Population/lrbev01.html?cms_gtp=150344_list%253D1&https=1); Statistisches Bundesamt, Population, Population by age groups, Germany, Change on the previous year (https://www.destatis.de/EN/FactsFigures/Indicators/LongTermSeries/Population/lrbev01.html?cms_gtp=150344_list%253D2&https=1).

Notwithstanding a small population increase in 2011 due to net immigration, the German population is experiencing a slightly declining trend, due to the gradual aging of its population. These developments are expected to continue and intensify over the next several decades and may result in a downward pressure on Germany’s growth potential in the long term.

Source: Statistisches Bundesamt, Germany’s Population by 2060 – Results of the 12th coordinated population projection (https://www.destatis.de/EN/Publications/Specialized/Population/GermanyPopulation2060.pdf?__blob=publicationFile).

Government

The Federal Republic is a federated republic whose constitution is codified in the Grundgesetz of 1949. The capital of the Federal Republic is Berlin. The Federal Republic consists of 16 federal states (Länder). The Länder have legislative sovereignty over matters not expressly reserved to the legislative, executive and judicial bodies of the Federal Republic.

The Grundgesetz provides for a Federal President (Bundespräsident), two Houses of Parliament (the Bundestag and the Bundesrat, which consists of representatives of the 16 Länder governments), a Chancellor (Bundeskanzler) and a Federal Constitutional Court (Bundesverfassungsgericht). The Chancellor heads the Federal Government (Bundesregierung), consisting of the Chancellor and the Federal Ministers. The Bundespräsident acts as head of state.

General elections for the Bundestag are generally held every four years on the basis of an electoral system of proportional representation. The last general election was held on September 27, 2009. It is expected that the next general election will be held on September 22, 2013.

A political party is not entitled to party representation in the Bundestag unless it receives at least 5% of the votes cast or three direct mandates in a general election. The Chancellor is elected by and is responsible to the Bundestag.

Political Parties

The political parties currently represented in the Bundestag are the Christian Democratic Union (CDU) and its Bavarian sister party, the Christian Social Union (CSU), the Social Democratic Party (SPD), the Free Democratic Party (FDP), the Left-Wing Party (Die Linke., founded in 2007 by the merger of the Left-Wing Party of Democratic Socialism (Linkspartei.PDS) and the party Labor and Social Justice – The Election Alternative (WASG)), and the Greens (Bündnis 90/Die Grünen).

Since 1949, the Federal Republic has been governed by eight Chancellors over 17 electoral periods. The most recent general election, held in September 2009, resulted in a coalition between the Christian Democrats (CDU/CSU) and the Free Democratic Party (FDP), led by Chancellor Ms. Dr Angela Merkel (CDU). Ms. Dr Merkel has been serving as Chancellor since 2005.

Sources: The Federal Returning Officer, Official final result of the 2009 Bundestag election, press release of October 14, 2009

(http://www.bundeswahlleiter.de/en/bundestagswahlen/BTW_BUND_09/presse/75_EndgueltigesErgebnis.html); Growth. Education. Unity. Coalition Agreement between CDU, CSU and FDP (http://www.cdu.de/sites/default/files/media/dokumente/091215-koalitionsvertrag-2009-2013-englisch_0.pdf).

The following table shows the results of the five most recent general elections for the Bundestag.

ELECTION RESULTS TO THE GERMAN BUNDESTAG

	2009 Elections		2005 Elections		2002 Elections		1998 Elections		1994 Elections
	% of Votes	Seats	% of Votes	Seats	% of Votes	Seats	% of Votes	Seats	% of Votes	Seats
CDU/CSU	33.8	239	35.2	226	38.5	248	35.1	245	41.4	294
SPD	23.0	146	34.2	222	38.5	251	40.9	298	36.4	252
FDP	14.6	93	9.8	61	7.4	47	6.2	43	6.9	47
Die Linke.(1)	11.9	76	8.7	54	4.0	2	5.1	36	4.4	30
Bündnis 90/Die Grünen	10.7	68	8.1	51	8.6	55	6.7	47	7.3	49
Others	6.0	—	3.9	—	3.0	—	5.9	—	3.6	—

Total		622		614		603		669		672

(1)	Results for the Party of Democratic Socialism (PDS) for all elections prior to 2005.

Sources: Statistisches Bundesamt, Statistisches Jahrbuch 2011, Tables 4.3 and 4.6; Statistisches Bundesamt, Statistisches Jahrbuch 2009, Tables 4.3 and 4.6.

International Organizations

In addition to the European Union (“EU”), the Federal Republic is a member of various major multilateral institutions, including the United Nations, the International Monetary Fund (“IMF”), the International Bank for Reconstruction and Development and the International Development Association (“World Bank”), the Council of Europe, the Organization for Economic Cooperation and Development (“OECD”), the West European Union (“WEU”), and the North Atlantic Treaty Organization (“NATO”). In addition, the Federal Republic is a signatory to the General Agreement on Tariffs and Trade (“GATT”) and a member of the World Trade Organization (“WTO”). It is also a shareholder of, among others, the European Investment Bank, the European Bank for Reconstruction and Development, and the European Atomic Energy Community.

The European Union and European Integration

The Federal Republic was a founding member of the European Coal and Steel Community (“ECSC”) in 1951, which later developed into the European Union. Today, the Federal Republic is one of 27 member states of the EU (the “Member States”). On January 1, 2007, Bulgaria and Romania became part of the EU, joining the EU’s previous members Austria, Belgium, Cyprus, the Czech Republic, Denmark, Estonia, Finland, France, Germany, Greece, Hungary, Ireland, Italy, Latvia, Lithuania, Luxembourg, Malta, the Netherlands, Poland, Portugal, the Slovak Republic, Slovenia, Spain, Sweden, and the United Kingdom. According to provisional data, the aggregate population of the Member States was approximately 504 million as of January 1, 2012. The EU is still in the process of enlargement. Croatia has been granted accession country status after a successful Croatian referendum in January 2012 and, pending ratification by the Member States’ parliaments will become the twenty-eighth Member State on July 1, 2013. Formal membership negotiations have been opened with Turkey, Iceland and Montenegro. Former Yugoslav Republic of Macedonia and Serbia have been granted candidate status. Albania, Bosnia and Herzegovina, and Kosovo are potential candidates.

Sources: Europa.eu, The history of the European Union (http://europa.eu/about-eu/eu-history/index_en.htm); Europa.eu, 2000-2009: The history of the European Union, Further expansion (http://europa.eu/about-eu/eu-history/2000-2009/index_en.htm); Statistical Office of the European Communities, Total population (http://epp.eurostat.ec.europa.eu/tgm/table.do?tab=table&language=en&pcode=tps00001&tableSelection=1&footnotes=yes&labeling=labels&plugin=1); Europa.eu, Enlargement, Countries preparing to join, Check current status (http://ec.europa.eu/enlargement/countries/check-current-status/index_en.htm); Europa.eu, Countries preparing to join, Croatia (http://ec.europa.eu/enlargement/countries/detailed-country-information/croatia/index_en.htm).

Economic Integration

From its inception, the EU has had the fundamental objective, in line with its predecessors, of economic integration of its Member States. Culminating a long process, a single market that provides for the free movement of goods and services, persons and capital among the Member States was established as of January 1, 1993. The integration of the Member States’ economies and the completion of a single market are also promoted by a European competition policy, which aims at creating a level playing field for Member States’ companies, and promoting economic efficiency, and a European consumer policy. In addition, various liberalization and harmonization measures are being implemented, for example in the telecommunication and energy sectors. In the financial sector, the single market has been fostered by providing for the free movement of capital and the freedom to perform banking services throughout the EU under the “single passport,” which enables financial institutions to provide financial services throughout the EU based on a single license obtained in one Member State. Another important policy area for the EU has been agriculture. Subsidies to this sector make up more than 40% of the EU’s budget. The EU also promotes economic integration with regional aid, which is designed to focus development efforts on certain disadvantaged regions and sections of population of the EU.

The financial framework for the enlarged EU for the period from 2007 until 2013 was formally adopted in May 2006, with an Interinstitutional Agreement (“IIA”) signed by the European Parliament (the “Parliament”), the Council of the European Union (the “Council”) and the European Commission. Among other things, the IIA defines maximum amounts for commitment appropriations, which cover commitments made to spend funds over one or more years in certain expenditure categories. Additionally, the IIA defines an annual maximum amount for payment appropriations, which cover payments made to honor the legal commitments entered into during the current financial year and/or earlier financial years. For the period 2014-2020 a new financial framework is being negotiated. While an agreement was reached among the Member States in February 2013, negotiations with the European Parliament are still ongoing. The 2013 EU budget, which was adopted by the Parliament in December 2012, amounts to EUR 150.9 billion in commitment appropriations and EUR 132.8 billion in payment appropriations. The amount of commitment appropriations corresponds to 1.13% of the EU gross national income, while the amount of payment appropriations corresponds to 0.99% of the EU gross national income.

Sources: Europa.eu, What does the EU do? (http://europa.eu/abc/12lessons/lesson_5/index_en.htm); Europe.eu, The single market

(http://europa.eu/abc/12lessons/lesson_6/index_en.htm); European Commission, Banking (http://ec.europa.eu/internal_market/bank/index_en.htm); European Commission, Financial Programming and Budget, Budget in figures, Financial framework 2007-2013 (http://ec.europa.eu/budget/figures/fin_fwk0713/fwk0713_en.cfm#cf07_13); Official Journal of the European Union, Interinstitutional Agreement between the European Parliament, the Council and the Commission on budgetary discipline and sound financial management (2006/C 139/01) (http://eur-lex.europa.eu/LexUriServ/LexUriServ.do?uri=OJ:C:2006:139:0001:0017:EN:PDF); European Commission, Financial Programming and Budget, Budget in figures, 2013 (http://ec.europa.eu/budget/figures/2013/2013_en.cfm).

Monetary Integration

The Federal Republic is a signatory to and has ratified the Treaty on European Union of February 1992 (also known as the “Maastricht Treaty”). The Maastricht Treaty was the basis for the establishment of the European Economic and Monetary Union (“EMU”). The EMU led, in turn, to the adoption of irrevocable conversion rates between the euro and the national currencies of the initial participating Member States on December 31, 1998 and the introduction of the euro as the single European currency in the “euro area” on January 1, 1999. On January 1, 2002, banknotes and coins denominated in euro were introduced as legal tender to replace the national currencies in the 12 Member States forming the euro area at that time (Austria, Belgium, Finland, France, Germany, Greece, Ireland, Italy, Luxembourg, the Netherlands, Portugal and Spain). Slovenia, Malta, Cyprus, Slovakia and Estonia subsequently joined the euro area.

The European Central Bank (“ECB”) was established on June 1, 1998, as part of the European System of Central Banks (“ESCB”). According to the Maastricht Treaty, the primary objective of the ESCB is to maintain price stability. Without prejudice to the objective of price stability, the ESCB supports the general economic policies of the EU. See “Monetary and Financial System” for more information on the ECB and ESCB. The Eurosystem, consisting of the ECB and the national central banks of those Member States whose currency is the euro (the “Euro Area Member States”), assumed sole responsibility for the monetary policy in the euro area on January 1, 1999.

Sources: European Union, Treaty on European Union (http://eur-lex.europa.eu/en/treaties/dat/11992M/htm/11992M.html); European Central Bank, Economic and Monetary Union (EMU) (http://www.ecb.int/ecb/history/emu/html/index.en.html); European Central Bank, The first ten years (http://www.ecb.int/ecb/10ann/html/index.en.html).

EU Economic Governance

In light of the challenges posed by the ongoing economic and financial crisis in certain Euro Area Member States, the Member States have taken a series of measures to strengthen economic and budgetary coordination for the EU as a whole and for the euro area in particular. The process is still ongoing. The enhanced and strengthened EU economic governance framework consists of the following main components.

Stability and Growth Pact. To ensure continuous budgetary discipline in the EMU, the Member States established the Stability and Growth Pact (the “SGP”) in 1996. The SGP was enhanced by a package of six legislative acts (the so-called “six-pack”), which entered into force in December 2011. Parts of the six-pack reinforce both the preventive and the corrective arm of the SGP. The preventive arm of the SGP guides Member States towards a country-specific, medium-term budgetary objective, which seeks to ensure the sustainability of public finances. To assess progress towards the medium-term budgetary objective, in addition to the structural budget balance (defined as the cyclically adjusted balance net of one-off and temporary measures), the rules provide for a “expenditure benchmark.” This expenditure benchmark places a cap on the annual growth of public expenditure according to a medium-term rate of gross domestic product (“GDP”) growth. For Member States that have not yet reached their medium-term budgetary objective, the rate of growth of expenditure should be below this reference rate in order to ensure adequate progress. Under the amended SGP, a significant deviation from the medium-term budgetary objective, or from an appropriate adjustment path towards it, can lead to a financial sanction for Euro Area Member States (an interest-bearing deposit of 0.2% of GDP). A sanction is proposed by the European Commission and adopted by reverse qualified majority voting in the Economic and Finance Affairs Council (the “Ecofin Council”), a mechanism which implies that a recommendation or a proposal of the Commission is considered adopted in the Ecofin Council unless a qualified majority of Member States votes against it, thus ensuring more automatic enforcement.

The corrective arm of the SGP consists of the excessive deficit procedure (“EDP”). The EDP is a mechanism established in the EU treaties requiring Member States to keep their general government deficits equal or below 3% of GDP and general government gross debt equal or below (or on a sufficiently downward trend towards) 60% of GDP. Previously, the implementation of the EDP by EU regulations only provided for an EDP to be triggered on the basis of a deficit in excess of 3% of GDP. The six-pack gives effect to the debt criterion, so that an EDP may also be launched on the basis of a debt ratio in excess of 60% of GDP. A Member State may become subject to an EDP even if its deficit is equal or below 3% of GDP if the gap between its debt level and the 60% reference is not reduced on average by 1/20th annually. The EDP provides that the Ecofin Council decides with a qualified majority whether an excessive deficit has been incurred after taking into account all relevant factors that have been agreed upon by Member States as well as the impact of the economic cycle. If it concludes that there is an excessive deficit, the Ecofin Council, based on recommendations by the European Commission, suggests corrective measures aimed at a deficit reduction and then reviews the corrective measures taken by the Member State. Under the amended SGP, financial sanctions for Euro Area Member States are imposed at an earlier stage of the EDP. A non-interest bearing deposit of 0.2% of GDP may be requested from a Euro Area Member State which is placed in an EDP on the basis of its deficit or its debt. Failure of a Euro Area Member State to comply with recommendations for corrective action will result in a fine of 0.2% of GDP. As in the preventive arm of the SGP, these new sanctions will be proposed by the European Commission and adopted by reverse qualified majority voting in the Ecofin Council. Finally, if the Euro Area Member State further fails to take effective action, the sanctions already provided for in the EU treaties can be imposed (as a rule, a fine of up to 0.5% of GDP).

In March 2013, the European Parliament and the EU Council agreed on two further regulations, known as the “two-pack.” These regulations will apply to Euro Area Member States only. The new procedures are designed to complement the SGP and to further improve the budgetary coordination in the euro area. The two-pack introduces a common budgetary timeline and rules for Euro Area Member States, starting with the budget planning process for 2014. Euro Area Member States must publish their draft budgets by October 15 for the following year. The Commission will examine and give an opinion on each draft budget, by November 30 at the latest. If the Commission detects severe non-compliance with the SGP, it will ask the Euro Area Member State to submit a revised plan. The two-pack also strengthens monitoring and surveillance for Euro Area Member States in EDP and for Euro Area Member States threatened with or experiencing serious difficulties regarding their financial stability.

Sources: European Council, Dublin European Council 13 and 14 December 1996 Presidency Conclusion

(http://www.consilium.europa.eu/ueDocs/cms_Data/docs/pressData/en/ec/032a0003.htm); Consolidated versions of the Treaty on European Union and the Treaty on the Functioning of the European Union (http://eur-lex.europa.eu/JOHtml.do?uri=OJ:C:2010:083:SOM:EN:HTML); European Commission, Economic and Financial Affairs, Economic Governance (http://ec.europa.eu/economy_finance/economic_governance/index_en.htm); European Commission, Economic and Financial Affairs, Economic Governance, Stability and Growth Pact (http://ec.europa.eu/economy_finance/economic_governance/sgp/index_en.htm); Six-pack? Two-pack? Fiscal compact? A short guide to the new EU fiscal governance (http://ec.europa.eu/economy_finance/articles/governance/2012-03-14_six_pack_en.htm); EU Economic governance “Six-Pack” enters into force, press release of December 12, 2011 (http://europa.eu/rapid/pressReleasesAction.do?reference=MEMO/11/898); ‘Two-Pack’ completes budgetary surveillance cycle for euro area and further improves economic governance, press release of March 12, 2013 (http://europa.eu/rapid/press-release_MEMO-13-196_en.htm).

Macroeconomic Imbalance Procedure. The economic and financial crisis in the euro area demonstrated a need for strengthened surveillance of the economic policies of the Member States beyond the fiscal field. Accordingly, in 2011 the macroeconomic imbalance procedure (“MIP”) was established as part of the six-pack legislation described above. The aim of the MIP is to identify potential risks early on, prevent the emergence of harmful imbalances and correct the existing excessive imbalances. The preventive arm of the process relies on an early warning system that uses a scoreboard of indicators and in-depth country studies. It allows the European Commission and the Council to adopt recommendations to the Member State affected at an early stage. In cases when excessive macroeconomic imbalances have already arisen, there is a corrective arm according to which an excessive imbalance procedure (“EIP”) may be initiated against a Member State by a Council decision with qualified majority. In this case, the Member State concerned will have to submit a corrective action plan which will be monitored by the European Commission on the basis of regular progress reports submitted by such Member State. In addition, a new enforcement regime has been introduced for Euro Area Member States, which, as a measure of last resort, imposes financial sanctions if the Euro Area Member State repeatedly does not comply with its obligations. The Council is to rely on reverse qualified majority voting to take the decisions leading up to sanctions. The financial sanctions may eventually result in a fine up to 0.1% of GDP.

Sources: European Commission, Economic and Financial Affairs, Economic Governance, Macroeconomic Imbalance Procedure (http://ec.europa.eu/economy_finance/economic_governance/macroeconomic_imbalance_procedure/index_en.htm); EU Economic governance “Six-Pack” enters into force, press release of December 12, 2011 (http://europa.eu/rapid/pressReleasesAction.do?reference=MEMO/11/898).

Treaty on Stability, Coordination and Governance in the EMU. In March 2012, the Heads of State or Government of all Member States, with the exception of the United Kingdom and the Czech Republic, signed the Treaty on Stability, Coordination and Governance in the EMU. On January 1, 2013, this treaty was ratified by twelve Euro Area Member States and entered into force. Its provisions are binding for Euro Area Member States, while the other Member States will only be bound if they adopt the euro, unless they declare their intention to be bound by certain provisions of the treaty at an earlier date. The core set of rules aims at further strengthening fiscal discipline within the euro area and is also known as the “fiscal compact.” The Treaty on Stability, Coordination and Governance in the EMU is not EU law but an entirely new intergovernmental agreement. Therefore, the fiscal compact does not replace the SGP, but is applicable in parallel to the SGP. The fiscal compact requires contracting parties to ensure convergence towards the country-specific medium-term budgetary objectives, as defined in the SGP, with an upper limit of a structural deficit of 0.5% of GDP. In the event of a deviation from this rule, an automatic correction mechanism will be triggered, with escape clauses for exceptional circumstances. These budget rules are to be transposed into national law through provisions of “binding force and permanent character, preferably constitutional” one year after the entry into force of the treaty, i.e., by January 1, 2014 at the latest. If a contracting party does not comply with this obligation, the matter will automatically be brought before the EU Court of Justice. The court’s judgment would be binding, and, in the case of non-compliance with the judgment, could be followed up with a penalty of up to 0.1% of GDP, payable to the European Stability Mechanism (“ESM”) in the case of Euro Area Member States. Moreover, the contracting parties agreed that financial assistance will only be granted under the ESM, if the relevant Member State has ratified the Treaty on Stability, Coordination and Governance in the EMU by March 1, 2013 and transposed the provisions relating to the balanced budget rule into national law within the time frame set in the fiscal compact. For more information, see “– Response to the European Sovereign Debt Crisis – Treaty on the European Stability Mechanism.” Finally, the fiscal compact includes a commitment by Euro Area Member States to adopt the European Commission’s recommendations in the framework of an EDP unless opposed by a qualified majority. In fact, this commitment extends the use of reverse qualified majority voting to all stages of an EDP, even if this is not provided for in the EU treaties and regulations.

Sources: Six-pack? Two-pack? Fiscal compact? A short guide to the new EU fiscal governance (http://ec.europa.eu/economy_finance/articles/governance/2012-03-14_six_pack_en.htm); Fiscal compact signed: Strengthened fiscal discipline and convergence in the euro area, press release of March 2, 2012 (http://www.consilium.europa.eu/uedocs/cms_data/docs/pressdata/en/ec/128454.pdf); European Council, “Fiscal compact” entered into force on 1 January 2013, statement of January 1, 2013 (http://www.european-council.europa.eu/home-page/highlights/fiscal-compact-enters-into-force-on-1-january-2013?lang=en); Bundesregierung, Ein Vertrag für mehr Stabilität in der Wirtschafts- und Währungsunion, press release of March 7, 2012 (http://www.bundesregierung.de/Content/DE/Artikel/2012/03/2012-03-07-kabinett-fiskalvertrag.html).

Response to the European Sovereign Debt Crisis

Temporary Financial Backstop Mechanism. In May 2010, the Council of the European Union and the Member States decided to set up a temporary stability mechanism to preserve the stability of the euro area by providing temporary financial assistance to Euro Area Member States if needed. One part of the mechanism consists of a new community instrument (the European Financial Stabilisation Mechanism, or “EFSM”) of up to EUR 60 billion. In addition, the Euro Area Member States established the European Financial Stability Facility (“EFSF”). This special purpose vehicle has a lending capacity of EUR 440 billion backed by guarantees extended by the Euro Area Member States for the purpose of on-lending to Euro Area Member States in financial difficulties, subject to conditions which are to be negotiated with the European Commission together with the ECB and the IMF and to be approved by the euro area finance ministers. The IMF participates in financing arrangements with up to EUR 250 billion. The EFSF has been operational since August 2010 and commenced refinancing activities at the beginning of 2011 through EFSF SA, a Luxembourg-registered company owned by the Euro Area Member States.

In mid-2011, the Heads of State or Government agreed to increase the EFSF’s guarantee commitments from EUR 440 billion to EUR 780 billion in order to safeguard the intended effective lending capacity of EUR 440 billion and to increase its scope of activity, by announcing additional measures designed to alleviate the Greek debt crisis and the stability of the euro area as a whole. In order to fulfill its mission, the EFSF has since then not only been authorized to provide loans to Euro Area Member States in financial difficulties, but also to intervene in the primary and secondary debt markets, to provide credit lines to non-program countries within the framework of an EFSF precautionary program and to finance recapitalizations of financial institutions through loans to governments including in non-program countries. These amendments to the EFSF framework entered into force in October 2011.

In November 2011, the economics and finance ministers of the euro area agreed on two models to optimize available resources of the EFSF and adopted corresponding guidelines. Under the first option, the EFSF would provide partial risk protection to newly issued bonds of a Euro Area Member State. The second option aims at the creation of one or more co-investment funds which would allow a combination of public and private funding. A co-investment fund would provide funding for interventions in the primary and secondary debt markets. As of May 8, 2013, no co-investment fund has been established.

The Federal Republic has committed guarantees of approximately EUR 211 billion to the EFSF in accordance with its share in the paid-up capital of ECB. Accordingly, the Federal Republic contributes approximately 29% of the guarantees provided by Euro Area Member States, excluding the Euro Area Member States which are receiving financial support (Ireland, Portugal, Greece and, since April 2013, Cyprus). As of the end of March 2013, the EFSF had outstanding bonds and bills of approximately EUR 157 billion. The EFSF has been created as a temporary institution (i.e., after June 2013, the EFSF would not enter into any new programs but will continue the management and repayment of any outstanding debt and will cease operations once all outstanding debt has been repaid).

Sources: EFSF FAQ Update as of January 21, 2013 (http://www.efsf.europa.eu/attachments/faq_en.pdf); European Commission, Economic and Financial Affairs, European Financial Stability Support (http://ec.europa.eu/economy_finance/european_stabilisation_actions/index_en.htm); European Commission, Economic and Financial Affairs, European Financial Stabilisation Mechanism (EFSM) (http://ec.europa.eu/economy_finance/eu_borrower/efsm/index_en.htm); European Commission, Economic and Financial Affairs, European Financial Stability Facility (EFSF) (http://ec.europa.eu/economy_finance/european_stabilisation_actions/efsf/index_en.htm); EFSF, Investor Relations, Transactions (http://www.efsf.europa.eu/investor_relations/issues/index.htm).

Treaty on the European Stability Mechanism. In February 2012, the Euro Area Member States signed the revised treaty on the European Stability Mechanism (“ESM”). The ESM treaty entered into force on September 27, 2012 and the ESM was inaugurated on October 8, 2012 following ratification by all 17 Euro Area Member States.

The ESM has been designed as a permanent stability mechanism that assumes the tasks fulfilled by the EFSF and the EFSM and is established as an intergovernmental organization under public international law. The ESM has an effective lending capacity of EUR 500 billion backed by total subscribed capital of EUR 700 billion. Of this amount, EUR 80 billion are in the form of paid-in capital provided by the Euro Area Member States and EUR 620 billion in the form of callable capital committed by Euro Area Member States. The payment of paid-in shares is made in five installments of EUR 16 billion each. Two installments were already paid, one in October 2012 and one in April 2013. One more tranche will be paid in October 2013 and the final tranche in April 2014. The contribution of each Euro Area Member State is based on the paid-in capital for the ECB. On this basis, the Federal Republic’s contribution amounts to approximately 27% of the aggregate contributions to the ESM. The Federal Republic contributes a total of paid-in capital in an amount of approximately EUR 22 billion to the ESM.

The ESM’s purpose is to provide financial assistance to Euro Area Member States experiencing or threatened by severe financing problems, if such assistance is deemed essential to safeguard financial stability in the euro area as a whole. The ESM is allowed to use the range of instruments that has been put in place for the EFSF. In addition to loans to beneficiary Euro Area Member States, the ESM can provide precautionary financial assistance as well as loans to Euro Area Member States for the recapitalization of financial institutions. It is also authorized to purchase bonds of beneficiary Euro Area Member States in the primary and secondary markets. Financial support is subject to strict economic policy conditionality.

Furthermore, parallel to the Treaty on Stability, Coordination and Governance in the EMU, the contracting parties stated in the ESM treaty that as of March 1, 2013, only Euro Area Member States that have ratified the fiscal compact and have implemented the balanced budget rule as specified in the fiscal compact within the agreed time line (one year after entry into force) are eligible for financial support from the ESM. Financial assistance from the ESM is activated upon a Euro Area Member State’s request. Once such a request is made, active participation of the IMF will be sought. The ESM’s rules provide for case-by-case participation of private sector creditors, consistent with IMF policies. In order to facilitate this process, standardized and identical collective action clauses are included in the terms and conditions of all new euro area government bonds with a maturity of more than one year, as of January 1, 2013. ESM loans enjoy preferred creditor status in a similar fashion to those extended by the IMF, while accepting preferred creditor status of the IMF over the ESM, except in the case of countries which were beneficiaries under a European financial assistance program before the ESM treaty entered into force.

In principle, decisions under the ESM are taken by mutual agreement. However, the ESM treaty provides for an emergency voting rule. In the event that the European Commission and the ECB conclude that an urgent decision related to financial assistance is needed because the financial and economic sustainability of the euro area is threatened, the mutual agreement rule is replaced by a qualified majority of 85%. Given its voting rights of approximately 27%, the Federal Republic may veto any decision even under the emergency voting rule.

The ESM will be the main instrument to finance new programs. The EFSF is envisaged to remain active only in the financing programs that started before the ESM Treaty was signed (Greece, Ireland, Portugal). However, for a transitional period until mid-2013, the EFSF may engage in new programs in order to ensure a full fresh lending capacity of EUR 500 billion. The joint lending capacity of EFSF/ESM is limited to EUR 700 billion.

Sources: European Council, Factsheet on the Treaty establishing the European Stability Mechanism, dated February 2, 2012 (http://www.consilium.europa.eu/uedocs/cms_data/docs/pressdata/en/ecofin/127788.pdf); European Council, Treaty establishing the European Stability Mechanism, dated February 2, 2012 (http://www.european-council.europa.eu/media/582311/05-tesm2.en12.pdf); ESM FAQ as of March 15, 2013 (http://www.esm.europa.eu/pdf/FAQ%20ESM%2015032013.pdf).

Financial Assistance to Euro Area Member States

Greece. After Greece had experienced serious difficulties in accessing the financial markets to obtain new borrowings to cover its substantial financing needs in the first months of 2010, the Euro Area Member States concluded that the stability of the euro area as a whole was threatened and agreed to help Greece meet its financing needs. In May 2010, the Euro Area Member States agreed to provide Greece with stability support in the form of pooled bilateral loans of up to EUR 80 billion, parallel to a loan facility provided by the IMF of up to EUR 30 billion. The amounts under the so-called Greek Loan Facility were planned to be disbursed over the period May 2010 through June 2013. The Federal Republic committed to contribute up to approximately EUR 22.3 billion, which was to be extended by KfW on behalf of the Federal Republic. As of December 2011, a total amount of EUR 73 billion had been disbursed under the first such loan facility, of which approximately EUR 53 billion was provided by Euro Area Member States and EUR 20 billion by the IMF.

In July 2011, the Heads of State or Government of the euro area and EU institutions agreed to support a new program for Greece and, together with the IMF and the voluntary contribution of the private sector, fully cover the financing gap. A sufficient majority of private sector creditors accepted the voluntary exchange of Greek debt in early March 2012. Of a total of EUR 205.6 billion in bonds eligible for the exchange offer, approximately EUR 197 billion, or 95.7%, had been exchanged. Accordingly, in mid-March 2012, the Euro Area Member States formally approved a second adjustment program for Greece. Under the second program, the EFSF and the IMF have committed the undisbursed amounts of the first program plus an additional EUR 130 billion for the years 2012 to 2014. The EFSF has committed an overall amount of EUR 144.7 billion (including the already committed or disbursed amounts for the involvement of private sector creditors and bank recapitalization) for the years 2012 to 2014, while the IMF has committed to contribute EUR 28 billion over the course of a four-year period.

In fall 2012, the outlook for the sustainability of Greek government debt had worsened compared to March 2012 when the second program was concluded, mainly on account of a deteriorated macro-economic situation and delays in program implementation caused by two elections rounds. Against this background, in November 2012 the euro area finance ministers and the IMF agreed to extend the fiscal adjustment path by two years and on a package of measures aimed at reducing Greece’s debt to 124% of GDP by 2020. In parallel, Greece carried out a successful public debt buy-back tender process, which is expected to reduce debt by 9 1/2% of GDP by 2020. In December 2012, the Euro Area Member States formally approved the second disbursement under the second economic adjustment program for Greece. As of the end of March 2013, total EU/IMF funding to Greece within the framework of the second program amounted to approximately EUR 125 billion. In mid-May 2013, following the conclusion of the second review of the second program, the Eurogroup recommended approval of the next installment. This installment amounts to EUR 7.5 billion. It is expected to be paid out in two tranches in May 2013 and June 2013.

Sources: European Commission, Economic and Financial Affairs, Financial Assistance in EU Member States, Greece (http://ec.europa.eu/economy_finance/assistance_eu_ms/greek_loan_facility/index_en.htm); Council of the European Union, Statement by the heads of state or government of the euro area and EU institutions, dated July 21, 2011 (http://www.consilium.europa.eu/uedocs/cms_data/docs/pressdata/en/ec/123978.pdf); Occasional Papers No. 123, December 2012, The Second Economic Adjustment Programme for Greece, First Review – December 2012 (http://ec.europa.eu/economy_finance/publications/occasional_paper/2012/pdf/ocp123_en.pdf); Eurogroup Statement on Greece, press release dated May 13, 2013 (http://www.consilium.europa.eu/uedocs/cms_Data/docs/pressdata/en/ecofin/137092.pdf).

Ireland. The first Euro Area Member State to receive support by the EFSM and EFSF was Ireland. The financial assistance, which was agreed upon in December 2010 and is being provided subject to compliance with the economic adjustment program, consists of financial support of EUR 85 billion, including EUR 22.5 billion financed through the EFSM, EUR 17.7 billion through the EFSF, EUR 22.5 billion through the IMF, and EUR 4.8 billion through bilateral loans from the United Kingdom, Denmark and Sweden. The remaining EUR 17.5 billion is being financed by the Irish Treasury cash buffer and investments of the Irish National Pension Reserve Fund. In April 2013, the European Commission announced the completion of the ninth review of the financial assistance program for Ireland. It concluded that program implementation by Ireland remains strong contributing to substantial improvements in market access and conditions for the sovereign, which enabled the disbursement of the next tranche, bringing total EU/IMF funding to Ireland to around EUR 60 billion. The financial assistance program is expected to cover financing needs until the second half of 2013, although Ireland has already re-entered the financial markets. The government raised EUR 2.5 billion in January 2013 by reopening a 2017 bond and EUR 5 billion in March 2013 through the sale of a new 10-year bond. Ireland plans to issue a total of around EUR 10 billion in long-term bonds during 2013.

Portugal. In early April 2011, the Portuguese Republic officially applied for support under the financial support mechanisms. Euro area, EU and IMF financial support is provided for the 2011 to mid-2014 period on the basis of an agreement on an economic adjustment program which was negotiated between the Portuguese authorities and officials from the European Commission, the IMF and the ECB in May 2011. The total financial support to be provided amounts to EUR 78 billion, of which the EU has pledged EUR 52 billion and the IMF approximately EUR 26 billion. In the course of the seventh review mission in March 2013, the European Commission, the ECB and the IMF announced that program implementation remained broadly on track, given the difficult economic conditions and, provided the authorities continue with strict program implementation, the Euro Area Member States have declared they stand ready to support Portugal until market access is regained. The formal completion of the seventh review, which is expected for June 2013, will likely enable the disbursement of the next tranche bringing total EU/IMF funding to Portugal to around EUR 65 billion. The financial assistance program is expected to cover financing needs through the second half of 2014, although Portugal has already re-entered the financial markets. The government raised EUR 2.5 billion in January 2013 by reopening a 2017 bond and EUR 3 billion in May 2013 through the sale of a new 10-year bond.

To support Ireland’s and Portugal’s efforts to regain full market access and successfully exit their programs, Eurogroup and Ecofin Ministers agreed in April 2013 on an extension of EFSF and EFSM maturities by seven years for both countries. The agreement in principle is subject to successful completion of the ninth review of the Irish adjustment program and the seventh review of the Portuguese program. Ireland has already met the condition for the extension with the successful completion of its review.

Sources: Council agrees on joint EU-IMF financial assistance package for Ireland, December 7, 2010 (http://ec.europa.eu/economy_finance/articles/eu_economic_situation/2010-12-01-financial-assistance-ireland_en.htm); European Commission, Economic and Financial Affairs, Financial Assistance in EU Member States, Ireland (http://ec.europa.eu/economy_finance/assistance_eu_ms/ireland/index_en.htm); Commission concludes ninth review of Irish programme, press release dated April 22, 2013 (http://europa.eu/rapid/press-release_MEMO-13-361_en.htm); Occasional Papers No. 131, April 2013, Economic Adjustment Programme for Ireland, Winter 2012 Review (http://ec.europa.eu/economy_finance/publications/occasional_paper/2013/pdf/ocp131_en.pdf); European Commission, Economic and Financial Affairs, Financial Assistance in EU Member States,, Portugal (http://ec.europa.eu/economy_finance/assistance_eu_ms/portugal/index_en.htm); Statement by the EC, ECB, and IMF on the Seventh Review Mission to Portugal, press release dated March 15, 2013 (http://europa.eu/rapid/press-release_MEMO-13-226_en.htm); Occasional Papers No. 124, The Economic Adjustment Programme for Portugal, Sixth Review – Autumn 2012 (http://ec.europa.eu/economy_finance/publications/occasional_paper/2012/pdf/ocp124_en.pdf); Republic of Portugal, EUR 2.5 bn OT Syndicated Tap due 16 October 2017, press release dated January 23, 2013 (http://www.igcp.pt/fotos/editor2/2013/Instrumentos_de_Davida_OT_Series_Vivas/Portugal_October_2017_OT_Syndicated_Tap_Jan_2013_Press_Points.pdf); Republic of Portugal, €3 billion 5.65% OT due 15 February 2024, press release dated May 7, 2013 (http://www.igcp.pt/fotos/editor2/2013/Instrumentos_de_Davida_OT_Series_Vivas/Republic_of_Portugal_10_year_OT_Press_Release.pdf); Statement by the Eurogroup and Ecofin Ministers, press release dated April 12, 2013 (http://www.consilium.europa.eu/uedocs/cms_Data/docs/pressdata/en/ecofin/136772.pdf).

Spain. In June 2012, the Spanish government requested financial assistance for the recapitalization of financial institutions from the Euro Area Member States. In July 2012, ministers of the Euro Area Member States agreed to grant such financial assistance of up to EUR 100 billion which is designed to cover the estimated shortfall in capital requirements along with an additional safety margin. Ministers of the Euro Area Member States agreed that the Fund for Orderly Bank Restructuring, acting as agent of the Spanish government, receives the funds and directs them to the financial institutions concerned. The financial assistance is accompanied by policy conditionality focused on the banking sector. The conditionality consists of bank-specific measures, including in-depth bank restructuring plans in line with EU state aid rules and sector-wide structural reforms that embrace segregation of problematic assets. Reforms concerning the governance, supervision and regulation of the financial sector are also to be implemented. The assistance was initially financed by the EFSF and then transferred to the ESM (without applying seniority status). Loan maturities are up to 15 years with an average of 12 1/2 years. As of the end of March 2013, the ESM has disbursed approximately EUR 41 billion to Spain. In February 2013, the European Commission and the ECB announced the results of the second review mission. They concluded that program implementation remained on track and emphasized that the adoption of restructuring plans, the recapitalization or imminent recapitalization of the State-aided banks, the establishment of, and transfer of assets to, SAREB (Sociedad de Gestión de Activos Procedentes de la Reestructuración Bancaria, the new asset management company) have led to the stabilization of banking sector conditions.

Sources: European Commission, Economic and Financial Affairs, Financial Assistance in EU Member States, Spain (http://ec.europa.eu/economy_finance/assistance_eu_ms/spain/index_en.htm);ESM, Financial Assistance, Spain (http://ec.europa.eu/economy_finance/assistance_eu_ms/spain/index_en.htm); Statement by the EC and the ECB following the conclusion of the second review of the financial assistance programme for Spain, press release dated February 4,2013 (http://europa.eu/rapid/press-release_MEMO-13-58_en.htm).

Cyprus. In March 2013, the EU, the ECB, the IMF and Cypriot authorities reached an agreement on the key elements necessary for a future macroeconomic adjustment program, including a combined financing package of up to EUR 10 billion designed to help Cyprus cover its financing needs. The Cypriot authorities agreed to split the Cyprus Popular Bank (also known as “Laiki”) into a good bank and a bad bank and to merge the good bank with the Bank of Cyprus. Laiki’s equity shareholders, bond holders and depositors with deposits of more than EUR 100,000 will be required to make a contribution in this process. In addition, deposits with the Bank of Cyprus that exceed EUR 100,000 will be frozen until a recapitalization of the Bank of Cyprus has been effected, and may subsequently be subject to appropriate conditions. In April 2013, the ESM Board of Governors approved the financial assistance facility agreement granting stability support to Cyprus. The first tranche of the financial assistance payments is split in two separate disbursements: the first disbursement of EUR 2 billion was made in mid-May 2013, and the second disbursement of up to EUR 1 billion is expected to be made before the end of June 2013. In mid-May 2013, the IMF also approved its EUR 1 billion arrangement for Cyprus in support of the authorities’ economic adjustment program, which allows for the immediate disbursement of approximately EUR 86 million.

Sources: Eurogroup Statement on Cyprus, press release dated March 25, 2013 (http://www.eurozone.europa.eu/newsroom/news/2013/03/eg-statement-cyprus-25-03-13/); IMF Reaches Staff-Level Agreement with Cyprus on a €1 Billion Extended Fund Facility Arrangement, Press Release No.13/103, April 3, 2013 (http://www.imf.org/external/np/sec/pr/2013/pr13103.htm); ESM Board of Governors grants stability support to Cyprus, press release dated April 24, 2013 (http://www.esm.europa.eu/pdf/ESM%20Press%20Release%20ESM%20Board%20of%20Governors%20grants%20stability%20support%20to%20Cyprus1.pdf); ESM disburses the first tranche of financial assistance to Cyprus, press release dated May 13, 2013 (http://www.esm.europa.eu/pdf/ESM%20Press%20Release%20ESM%20disburses%20the%20first%20tranche%20of%20financial%20assistance%20to%20Cyprus.pdf); International Monetary Fund, IMF Executive Board Approves €1 Billion Arrangement Under Extended Fund Facility for Cyprus, press release dated May 15, 2013 (http://www.imf.org/external/np/sec/pr/2013/pr13175.htm).

Political Integration

The EU’s three main institutions are the Council (representing the governments of the Member States), the Parliament (elected by and representing the citizens of the Member States) and the European Commission (the executive body of the EU). In order to ensure that the decision-making process within the EU’s institutions continues to work effectively, the European Convention was formed in 2001. Its goal was to draft a European constitution that would set out the powers and responsibilities of the institutions and the decision-making process, thus enabling the EU to cope with its main challenges in the mid-term future, the enlargement of the EU and the increased involvement of EU citizens, by introducing more direct democratic processes and transparency into the governance of the EU. The European constitution was signed by the Heads of State or Government and the foreign ministers in October 2004; it was required to be ratified by all Member States as a precondition to its entry into force. After the failure of referendums on ratification held in France and the Netherlands, the European Council in June 2005 decided to enter a period of reflection on the process of reforming the EU institutions. In June 2007, the European Council decided to convene an Intergovernmental Conference to draft a new EU treaty. The treaty, which was signed by the Heads of State or Government and the foreign ministers in Lisbon in December 2007 (the “Treaty of Lisbon”), largely reflects the institutional reforms embodied in the constitution, while modifying or leaving out certain controversial topics. It entered into force on December 1, 2009.

Sources: Europa.eu, How does the EU work?, Europe in 12 lessons: Lesson 4 (http://europa.eu/abc/12lessons/lesson_4/index_en.htm); Europa.eu, Summaries of legislation, a constitution for Europe (http://europa.eu/scadplus/constitution/introduction_en.htm); European Council, Declaration by the Heads of State or Government of the Member States of the European Union, June 18, 2005 (http://europa.eu/rapid/pressReleasesAction.do?reference=DOC/05/3&format=HTML&aged=0&language=EN&guiLanguage=en); European Council, The Brussels European Council—June 21 and 22, 2007 (http://europa.eu/legislation_summaries/other/constitution_european_council_2007_en.htm); Europa.eu, Treaty of Lisbon: The treaty at a glance (http://europa.eu/lisbon_treaty/glance/index_en.htm); Europa.eu, Treaty of Lisbon (http://europa.eu/lisbon_treaty/index_en.htm).

Statistical Disclosure Standards of the International Monetary Fund

The Federal Republic currently meets the Special Data Dissemination Standard (“SDDS”) of the IMF relating to coverage, periodicity and timeliness of economic data. Although subscription by member countries to the SDDS is voluntary, it carries a commitment requiring members to observe the standard and to provide certain information to the IMF about their practices in disseminating economic and financial data.

THE ECONOMY

Overview

Since 1945, the Federal Republic’s economic system has developed into a social market economy, combining the free initiative of the individual with progressive social principles. The Grundgesetz guarantees freedom of private enterprise and private property, provided that these basic rights are not exercised against the public good. The state mainly has a regulatory function in the market economy, setting the general framework of conditions within which market processes take place. State intervention in price setting is limited to a very small number of industries.

Key Economic Figures

The German economy is one of the world’s largest economies. In 2012, the GDP of Germany expressed at current prices was EUR 2,643.9 billion, compared to EUR 2,592.6 billion in 2011, which represents an increase of 2.0%. GDP adjusted for price effects rose by 0.7% compared to 2011, and exceeded the 1991 level by 31.7%. 1991 represents the first full year after German reunification on October 3, 1990. The growth in GDP since 1991 has been largely driven by productivity gains, as price-adjusted GDP per employee has risen by 22.5% since 1991. In calculating price-adjusted GDP, the Federal Statistical Office uses a chain index based on the previous year’s prices. In 2012, GDP per capita at current prices was EUR 32,276, while GDP per employee at current prices was EUR 63,535.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2012 (März 2013), Tables 2.1.1 and 2.1.4.

As in many advanced economies, the services sector of the Federal Republic has become the largest contributor to GDP (in terms of gross value added). In 2012, services accounted for 68.5% of gross value added, measured at current prices compared to 62.5% in 1991. The two most important subsectors were “trade, transport, accommodation and food services,” accounting for 16.0% in 2012, compared to 16.3% in 1991, and “public services, education, health,” accounting for 18.0% of gross value added in 2012, compared to 15.9% in 1991. The production sector (excluding construction) generated 26.0% of gross value added compared to 30.2% in 1991. Construction contributed 4.5% to gross value added in 2012, compared to 6.1% in 1991, and agriculture, forestry and fishing accounted for 1.0% of gross value added in 2012, compared to 1.2% in 1991.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2012 (März 2013), Table 2.2.1.

In 2012, private final consumption expenditure totaled 57.6% of GDP in current prices, gross capital formation amounted to 17.2%, and government final consumption expenditure equaled 19.5%. Exports and imports of goods and services accounted for 51.5% and 45.8% of GDP at current prices, respectively. The trade balance (according to national accounts) thus showed a surplus equal to 5.7% of GDP in 2012. The share of the use components in GDP was similar in 2011.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2012 (März 2013), Table 2.3.1.

In 2012, price-adjusted GDP rose by 0.7% compared to 2011. The GDP adjusted for price and calendar effects increased by 0.9% compared to 2011. Net exports contributed 1.0 percentage points to economic growth in 2012. This was due to an increase in exports by 3.7%, compared to an increase of 7.8% in 2011, while imports rose by 1.8% on a price-adjusted basis, compared to an increase of 7.4% in 2011. Gross fixed capital formation in machinery and equipment decreased in 2012 by 4.8% compared to a 7.0% increase in 2011, in price-adjusted terms, and gross fixed capital formation in construction declined by 1.5%. Final consumption expenditure of general government rose by 1.4% in 2012 upon price adjustment, and final consumption expenditure of households rose by 0.7% on a price-adjusted basis compared to 2011.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2012 (März 2013), Tables 2.1.1, 2.3.2, 2.3.5 and 2.3.10.

The annual average rate of registered unemployment (as computed under the “national definition” of the Federal Employment Agency) declined slightly from 7.1% in 2011 to 6.8% in 2012. Based on the internationally comparable method of calculation promulgated by the International Labour Organization (“ILO”), which is referred to as the “ILO definition,” the annual average unemployment rate decreased from 5.7% in 2011 to 5.3% in 2012. For an explanation of the differences between the national definition and the ILO definition, see “– Employment and Labor.” Inflation as measured by the percentage increase in the national consumer price index (“CPI”) decreased slightly to 2.0% in 2012, compared to 2.1% in 2011. Excluding energy prices, the index rose by only 1.5%. General government gross debt stood at EUR 2,166.3 billion at year-end 2012, compared to EUR 2,085.2 billion at year-end 2011.

Sources: Bundesagentur für Arbeit, Monatsbericht März 2013, Table 5.1; Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2012 (März 2013), Table 2.1.12; Statistisches Bundesamt, Fachserie 17, Reihe 7 – Februar 2013, Table 1.1 and 1.2; Deutsche Bundesbank, Monatsbericht April 2013, Table IX.1.

The following table shows selected key economic figures for the Federal Republic for each of the years indicated.

KEY ECONOMIC FIGURES

	2012	2011	2010	2009	2008
	(EUR in billions, unless otherwise indicated)
GDP – at current prices	2,643.9	2,592.6	2,496.2	2,374.5	2,473.8
(change from previous year in %)	2.0	3.9	5.1	-4.0	1.9
GDP – price-adjusted, chain-linked index (2005=100), not adjusted for calendar effects	110.9	110.2	107.0	102.7	108.3
(change from previous year in %)	0.7	3.0	4.2	-5.1	1.1
GDP – price-adjusted, chain-linked index (2005=100), adjusted for calendar effects	111.0	110.1	106.8	102.6	108.1
(change from previous year in %)	0.9	3.1	4.0	-5.1	0.8
Unemployment rate (ILO definition) (in %) (1)	5.3	5.7	6.8	7.4	7.2
Rate of inflation (year-to-year change in consumer price index (CPI) in %)	2.0	2.1	1.1	0.3	2.6
Balance of payments – current account	185.4	161.2	156.0	141.5	153.6
General government gross debt (2)	2,166.3	2,085.2	2,056.1	1,768.9	1,652.6

(1)	Unemployed persons, available and seeking work.
(2)	Definition according to Maastricht Treaty.

Sources: Statistisches Bundesamt, Fachserie 18, Reihe 1.2 – 4. Vierteljahr 2012 (February 2013), Tables 1.1 and 1.10; Statistisches Bundesamt, Verbraucherpreise, Verbraucherpreisindex für Deutschland, Veränderungsraten zum Vorjahr in % (https://www.destatis.de/DE/ZahlenFakten/GesamtwirtschaftUmwelt/Preise/Verbraucherpreisindizes/Tabellen_/VerbraucherpreiseKategorien.html?cms_gtp=145114_list%253D2%2526145110_slot%253D2&https=1); Deutsche Bundesbank, Monatsbericht April 2013, Tables IX.1 and XI.2.

Economic Outlook

Mainly due to deteriorating global economic conditions since the second half of 2011 and increased uncertainty arising from the European sovereign debt crisis, the German economy experienced a slowdown during 2012. In the last quarter of 2012, German GDP decreased by 0.6% compared to the third quarter of 2012. Since then, however, the economic environment both globally and in the euro area appears to be stabilizing. The competitiveness of German industry is relatively high. Employment has remained robust during the slowdown. In its forecast published in April 2013, the Federal Government projected that GDP in Germany will grow by 0.5% in 2013, with private consumption growing by 0.6% (all growth rates are in price-adjusted terms). Exports and imports are expected to increase by 1.6% and 2.2%, respectively, compared to 2012. Gross fixed capital formation is projected to decrease slightly by 0.2% in 2013. Investment in machinery and equipment is forecast to decrease by 2.2%, while the sub-category construction is predicted to increase by 0.7% and other investment by 3.7%. Government final consumption expenditure is forecast to increase by 1.4%. Growth is expected to be driven basically exclusively by domestic demand. The Federal Government expects that employment will increase to approximately 41.8 million persons on average in 2013, accounting for an increase of approximately 200,000 employed persons in 2013 compared to 2012. The registered unemployment rate (Arbeitslosenquote) is expected to remain stable at 6.8%.

Sources: Bundesministerium für Wirtschaft und Technologie, „Bundesminister Rösler: 2013 wird ein gutes Jahr” press release of April 25, 2013 (http://www.bmwi.de/DE/Presse/pressemitteilungen,did=572796.html)Bundesministerium für Wirtschaft und Technologie, 2013 Annual Economic Report, (http://www.bmwi.de/English/Redaktion/Pdf/2013-annual-economic-report-competitiveness-_20key-to-growth,property=pdf,bereich=bmwi,sprache=en,rwb=true.pdf).

Economic Policy

General

The Federal Government’s foremost economic policy objectives are to further strengthen the forces for economic growth, competitiveness and employment. Growth-enhancing structural reforms, fiscal consolidation, and public investment spending geared towards safeguarding Germany’s growth potential in the future, are the key elements of the Federal Government’s economic policy approach.

The German economy remains competitive, and despite increasing burdens as well as external and internal risks, the Federal Government expects German economic growth to remain robust. Employment and GDP in Germany increased on an annual average basis from 2010 to 2012. However, the quarterly growth rates decreased steadily over the course of 2012. In addition to a tangible slowdown in the world economy and the ongoing recession in the euro area as a whole, a further cause of the weak performance at the end of 2012 was the uncertainty resulting from the high level of debt in the advanced economies, which, together with the aforementioned reasons, severely affected the propensity of German firms to invest in Germany. In 2012, a record level of employment was reached, with 41.6 million persons employed. For more information on recent economic developments, see “– Key Economic Figures.”

Sources: Bundesministerium für Wirtschaft und Technologie, 2013 Annual Economic Report (http://www.bmwi.de/English/Redaktion/Pdf/2013-annual-economic-report-competitiveness-_20key-to-growth,property=pdf,bereich=bmwi,sprache=en,rwb=true.pdf); Growth. Education. Unity. Coalition Agreement between CDU, CSU and FDP (http://www.cdu.de/sites/default/files/media/dokumente/091215-koalitionsvertrag-2009-2013-englisch_0.pdf).

Current Policy Initiatives

Following the economic and financial crisis-related government interventions of 2009 and 2010, the objectives of economic policy shifted during 2011 and 2012 to restoring the balance between government and markets in order to strengthen domestic growth drivers in the long term and thereby secure future prosperity. To this end, government measures to overcome the crisis have been successively phased out.

Since that time, financial and economic policy again has been focused on consolidation and structural reforms. Spending discipline positions Germany to reduce public deficits and the public expenditure in relation to GDP. Financial scope available has been used to reduce current tax and social security contribution burdens. Financial market regulation has been improved. Action has been taken to tackle skills shortages and challenges resulting from demographic change as well as to reform the energy sector. Furthermore, the Federal Government is improving the rules on competition and is making the stability-rules at European level more binding. At the same time, the government is investing in the future: it is strengthening the innovative capacities of German enterprises by improving the policy environment, and placing a priority on education and research.

The Federal Government has started the consolidation of public finances, in order to adhere both to the requirements stipulated by the constitutional balanced budget rule (the so-called “debt brake” (Schuldenbremse)), as well as to the European frameworks such as the SGP and the fiscal compact. For further details on the budget surveillance procedures, see “General – The European Union and European Integration – EU Economic Governance.” This process involves limiting government spending, reducing subsidies and placing a continued priority on funding for education and research. The financial budget targets until 2017 adopted by the Federal Government reflect this shift in fiscal policy. They seek to achieve structural consolidation that strengthens the growth potential and enhances confidence in the stability of the euro. In 2012, the general government balance posted a slight surplus of 0.2% of nominal GDP (for further information on the Federal Republic’s fiscal situation and prospects, see “Public Finance – Germany’s General Government Deficit/Surplus, the General Government Gross Debt and the Excessive Deficit Procedure”).

Properly functioning financial markets support long-term growth potential. As financial markets have continued to stabilize, the key task is to overcome structural deficiencies (e.g., moral hazard problems) that the crisis exposed in the German and international financial systems. The objective of the Federal Government’s reform agenda is to bolster the resilience of financial institutions and the overall financial system with a number of different measures at both the national and EU level. Among other things, the Federal Government wants to ensure that the financing of companies, projects and investments is not hampered by the implementation of Basel III. As a consequence of the developments in the euro area, the Federal Government reopened the German Financial Market Stabilization Fund (Sonderfonds Finanzmarktstabilisierung) for new applications (for further information on the Federal Republic’s policy responses in order to improve the functioning of financial markets, see “Monetary and Financial System – Policy Responses to the Global Economic and Financial Crisis – Policy Responses by the Federal Republic”).

Demographic changes are expected to have a significant impact on the future German growth potential. Consequently, the Federal Government’s policies are geared toward increasing the labor force participation of women and older people in particular, as well as low-skilled workers and individuals with an immigrant background. To further reduce structural unemployment in Germany, the Federal Government is observing the existing incentive structures and, if necessary, intends to modify them in order to further improve the functioning of the labor market.

Well-trained, highly skilled workers are an important factor for the competitiveness of the German economy. For this reason, the Federal Government adopted the Plan to Secure Specialized Staff (Konzept Fachkräftesicherung) in June 2011. It is committed to improving the quality and breadth of education and training, and to enabling people at every stage of life to participate comprehensively in education and training programs. In order to successfully counteract the impending shortage of skilled workers, the Federal Government primarily intends to harness the untapped potential of its domestic workforce, while also considering measures to attract qualified foreign specialists to Germany. The Federal Government realigned its immigration policy in 2012 with the Act to Implement the EU Directive on the Conditions of Entry and Residence of Third-Country Nationals for the Purposes of Highly Qualified Employment (Gesetz zur Umsetzung der Hochqualifizierten-Richtlinie). In doing so, the Federal Government took full advantage of the flexibility afforded by the Directive with the EU Blue Card system. Furthermore, the Federal Government has put additional measures in place to make Germany more attractive to highly qualified immigrants through favorable residence regulations. Existing possibilities to immigrate are now to be extended to cover further skills sectors.

In addition, the Federal Government has earmarked another EUR 12 billion for investments in education and research in the current legislative period (i.e., until September 2013) with the objective of enhancing productivity in the medium and long term. In this context, funding to promote key technologies will place a higher priority on finding solutions to urgent social challenges (e.g., climate/energy, health/nutrition, mobility, safety/security and communication). As an efficient transport infrastructure supports economic growth, the Federal Government seeks to maintain and enhance the quality of Germany’s railways, roads and waterways. It has earmarked about EUR 10 billion per year until 2016 for infrastructure investments.

The Federal Government is not only improving the general framework for competition in Germany, but aims also at improving the intensity of competition in key areas. The revision of the Act against Restraints of Competition (8. Novelle des Gesetzes gegen Wettbewerbsbeschränkungen) aims at improving conditions of competition, particularly in the areas of merger control, the abuse of dominant positions, provisions on fines, and procedures governing violations of anti-trust rules. Market transparency bodies are being set up at the Federal Network Agency (Bundesnetzagentur) and the Federal Cartel Office (Bundeskartellamt) in order to strengthen competition on the energy and gas wholesale markets as well as on the fuel markets. Additional revisions are planned or have already been implemented in the area of transport regulation.

In 2010, the Federal Government adopted new guidelines for energy policy through the year 2050. Following the nuclear disaster which affected the Japanese nuclear power plant in Fukushima in March 2011, the Federal Government decided to accelerate the transition to a more sustainable energy set-up (Energiewende). Among other things, this energy concept provides for the shutdown of all nuclear power stations in Germany by 2022 and unites other key energy policy objectives (i.e., energy security, climate protection, economic growth and greater competitiveness) within a single strategy. It sets the long-term target of achieving an 80% reduction in greenhouse gas emissions by 2050, compared to 1990 levels. To this end, it is intended to increase the production and use of renewable energy sources, making them the primary source of German energy supply. In particular, by 2050, renewable energy is intended to meet 60% of German energy demand and make up for 80% of German electricity generation. Achievement of these energy and climate policy targets will require substantial investments into the grid. The Grid Development Plan (Netzentwicklungsplan) forms the basis for the expansion of the transmission grids. The Federal Government in 2012 has adopted the Federal Requirements Plan (Bundesbedarfsplan) on this basis. The expansion of offshore wind power is to take place in line with an Offshore Grid Development Plan (Offshore-Netzentwicklungsplan) in a newly devised procedure.

The multilateral trading system of the WTO prescribes reliable rules and ensures equal rights and obligations for all WTO members. As one of the world’s leading trading nations, Germany is therefore interested in a successful conclusion of the Doha round with a comprehensive, ambitious and balanced result which also strengthens the integration of the developing countries into the system of world trade.

For information on government measures to stabilize Germany’s financial system, see “Monetary and Financial System – Policy Response to the Global Economic and Financial Crisis – Policy Responses by the Federal Republic.” For information on government budgets, see “Public Finance.” For information on the response to the European sovereign debt crisis and the reform of the Stability and Growth Pact, see “General – The European Union and European Integration – Response to the European Sovereign Debt Crisis” and “General – The European Union and European Integration – EU Economic Governance.”

Sources: Bundesministerium für Wirtschaft und Technologie, 2013 Annual Economic Report (http://www.bmwi.de/English/Redaktion/Pdf/2013-annual-economic-report-competitiveness-_20key-to-growth,property=pdf,bereich=bmwi,sprache=en,rwb=true.pdf); Bundesministerium für Wirtschaft und Technologie, 2012 Annual Economic Report (http://www.bmwi.de/English/Navigation/Service/publications,did=479718.html); Bundesministerium für Wirtschaft und Technologie, Jahreswirtschaftsbericht 2011 (http://www.bmwi.de/BMWi/Redaktion/PDF/Publikationen/jahreswirtschaftsbericht-2011,property=pdf,bereich=bmwi2012,sprache=de,rwb=true.pdf).

Gross Domestic Product

The following tables show the structure of the Federal Republic’s GDP at current prices by use and origin for each of the years indicated along with changes over the respective preceding period.

STRUCTURE OF GDP – USE

	2012	2011	2010	2009	2008	2012	2011	2010	2009
	(EUR in billions)					(change in %)
Domestic uses	2,492.3	2,460.9	2,357.3	2,257.6	2,318.0	1.3	4.4	4.4	-2.6
Final private consumption	1,521.6	1,487.7	1,433.2	1,391.6	1,389.6	2.3	3.8	3.0	0.1
Final government consumption	515.4	499.8	487.6	475.3	451.9	3.1	2.5	2.6	5.2
Gross fixed capital formation	464.7	469.9	435.3	408.7	459.5	-1.1	7.9	6.5	-11.1
Machinery and equipment	175.0	183.2	170.8	154.9	200.0	-4.5	7.3	10.3	-22.6
Construction	260.5	258.1	236.8	226.9	231.7	0.9	9.0	4.4	-2.0
Other products	29.2	28.5	27.6	26.9	27.8	2.4	3.3	2.8	-3.4
Changes in inventories(1)	-9.4	3.7	1.3	-17.9	16.9	—	—	—	—
Net exports(1)	151.6	131.7	138.9	116.9	155.8	—	—	—	—
Exports	1,362.6	1,300.8	1,173.3	1,006.5	1,191.2	4.7	10.9	16.6	-15.5
Imports	1,211.0	1,169.2	1,034.4	889.6	1,035.4	3.6	13.0	16.3	-14.1

Gross domestic product	2,643.9	2,592.6	2,496.2	2,374.5	2,473.8	2.0	3.9	5.1	-4.0

(1)	Percentage changes are not presented due to the potentially changing signs of these net positions.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.2 – 4. Vierteljahr 2012 (February 2013), Tables 3.1 and 3.9.

STRUCTURE OF GDP – ORIGIN

	2012	2011	2010	2009	2008	2012	2011	2010	2009
	(EUR in billions)					(change in %)
Gross value added of all economic sectors	2,364.5	2,317.4	2,236.6	2,117.4	2,217.0	2.0	3.6	5.6	-4.5
Agriculture, forestry and fishing	23.0	21.6	17.8	15.9	21.2	6.8	21.0	12.0	-24.9
Production sector (excluding construction)	614.7	607.4	564.9	493.9	574.8	1.2	7.5	14.4	-14.1
Construction	107.6	106.1	100.4	93.4	93.3	1.4	5.6	7.6	0.0
Trade, transport, accommodation and food services	378.9	369.7	354.8	339.0	352.5	2.5	4.2	4.7	-3.8
Information and communication	91.4	89.0	90.0	93.3	87.3	2.7	-1.2	-3.5	7.0
Financial and insurance services	94.4	101.6	101.4	93.1	83.6	-7.1	0.1	8.9	11.4
Real estate activities	269.9	264.2	263.2	262.6	266.5	2.2	0.4	0.2	-1.5
Business services	252.8	242.9	236.3	229.9	258.2	4.1	2.8	2.8	-11.0
Public services, education, health	426.8	412.4	405.7	395.5	379.4	3.5	1.7	2.6	4.2
Other services	105.1	102.6	102.1	100.8	100.4	2.4	0.5	1.2	0.4
Taxes on products offset against subsidies on products	279.4	275.2	259.6	257.2	256.8	1.5	6.0	0.9	0.1

Gross domestic product	2,643.9	2,592.6	2,496.2	2,374.5	2,473.8	2.0	3.9	5.1	-4.0

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.2 – 4. Vierteljahr 2012 (February 2013), Tables 1.13 and 2.1.

Sectors of the Economy

Production Sector

The production sector of the Federal Republic grew rapidly after 1945. The main cause for this development was the transition from a state-controlled economy to a social market economy, in which state intervention is limited to furthering social welfare and creating favorable economic conditions. Following German reunification in 1990, industry in the eastern Länder (i.e., the former German Democratic Republic), has undergone a restructuring process. Today, the German production sector is characterized by a balanced mix of small, medium and large enterprises and is almost entirely privately owned. It is geographically concentrated in the western Länder of Northrhine-Westphalia, Bavaria and Baden-Württemberg. The main segments of the production sector relate to the manufacturing of motor vehicles, machinery and equipment, electrical and optical equipment, basic metals and fabricated metal products, as well as chemicals and chemical products. In 2012, the production sector’s aggregate contribution to gross value added at current prices was 26.0% (excluding construction) and 30.5% (including construction), respectively. Its price-adjusted gross value added (excluding construction) decreased by 0.7% year-on-year in 2012 after rising by 6.2% in 2011.

Sources: Volkswirtschaftliche Gesamtrechnungen der Länder, Reihe 1, Länderergebnisse Band 1 (February 2013), Table 2.3; Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2012 (March 2013), Tables 2.2.1 and 2.2.2.

The following table shows the output of the production sector in index form using 2010 as the base year for each of the years indicated.

OUTPUT IN THE PRODUCTION SECTOR(1)

(2010 = 100)

	2012	2011	2010	2009
Production sector, total	105.7	106.2	99.5	90.2
Industry(2)	106.8	107.5	99.4	89.0
of which:
Intermediate goods(3)	103.8	106.1	99.5	86.7
Capital goods(4)	112.9	111.4	99.3	88.0
Durable goods(5)	100.2	104.0	99.4	91.0
Nondurable goods(6)	99.1	100.7	99.5	97.7
Energy(7)	96.7	95.4	100.1	96.9
Construction(8)	106.2	107.0	99.2	—

(1)	Adjusted for working-day variations.
(2)	Manufacturing sector, unless assigned to the main grouping energy, plus mining and quarrying.
(3)	Including mining and quarrying except energy-producing goods.
(4)	Including manufacture of motor vehicles and components.
(5)	Consumption goods that have a long-term use, such as furniture.
(6)	Consumption goods that have a short-term use, such as food. Including printing and service activities related to printing.
(7)	Electricity, gas, steam and hot water supply, mining and quarrying of energy-producing materials, and especially manufacture of refined petroleum products.
(8)	Comprises the economic classifications “Site preparation” and “Building of complete constructions or parts thereof; civil engineering.” Data only available from January 2010.

Source: Deutsche Bundesbank, Monatsbericht März 2013, Table X.2.

Services Sector

As in most other industrialized countries, the services sector, which comprises “trade, transport, accommodation and food services,” “information and communication,” “financial and insurance services,” “real estate activities,” “business services,” “public services, education, health” as well as “other services,” has expanded rapidly in recent years and is currently the largest contributor to gross value added. In 2012, the services sector’s aggregate contribution to gross value added at current prices increased slightly to 68.5% (after 68.3% in 2011 and only 62.5% in 1991). Within the services sector, “public services, education, health” represented the largest subsector in terms of contribution to total gross value added at current prices, contributing 18.0% in 2012, compared to 17.8% in 2011.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2012 (March 2013), Table 2.2.1.

Employment and Labor

Despite the slowdown in economic growth in 2012, labor market conditions remained robust. In 2012, the average unemployment rate according to the national definition was 6.8%, compared to 7.1% in 2011. Under the ILO definition, the average unemployment rate was 5.3% in 2012 compared to 5.7% in 2011. Under both definitions, the average unemployment rate in 2012 decreased further to the lowest level of unemployment since 1991.

The number of persons resident in Germany who were either employed or self-employed in 2012 was approximately 41.6 million, an increase of 1.1% compared to 2011.

Sources: Bundesagentur für Arbeit, Der Arbeits- und Ausbildungsmarkt in Deutschland: Monatsbericht Dezember und das Jahr 2012, Table 10.1 (http://statistik.arbeitsagentur.de/Statischer-Content/Arbeitsmarktberichte/Monatsbericht-Arbeits-Ausbildungsmarkt-Deutschland/Monatsberichte/Generische-Publikationen/Monatsbericht-201212.pdf); Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2012 (March 2013), Table 2.1.12; Statistisches Bundesamt, Arbeitsmarkt, Werte, Registrierte Arbeitslose, Arbeitslosenquote nach Gebietsstand (https://www.destatis.de/DE/ZahlenFakten/Indikatoren/LangeReihen/Arbeitsmarkt/lrarb001.html).

The following table presents data with respect to employment and unemployment for each of the years indicated. Persons who are participating in programs such as vocational training, job creation plans or early retirement, which are designed to reduce unemployment are not included in the unemployment rates shown below, as they are not treated as unemployed.

EMPLOYMENT AND UNEMPLOYMENT

	2012	2011	2010	2009	2008
Employed (in thousands) – ILO definition	41,559	41,116	40,566	40,323	40,297
Unemployed (in thousands) – ILO definition(1)	2,318	2,502	2,946	3,228	3,136
Unemployment rate (in %) – ILO definition	5.3	5.7	6.8	7.4	7.2
Unemployed (in thousands) – national definition(2)	2,897	2,976	3,238	3,415	3,258
Unemployment rate (in %) – national definition(3)	6.8	7.1	7.7	8.1	7.8

(1)	Unemployed persons, available and seeking work.
(2)	Registered unemployed persons, available and seeking work (but including persons working up to 15 hours per week).
(3)	As a percentage of the total work force (excluding armed forces).

Sources: Bundesagentur für Arbeit, Der Arbeits- und Ausbildungsmarkt in Deutschland: Dezember und das Jahr 2012, Table 10.1; Statistisches Bundesamt, Fachserie 18, Reihe 1.2 – 4. Vierteljahr 2012 (February 2013), Table 1.10.

Beginning in 1989, the increase in the number of immigrants of German descent from Eastern Europe and the German reunification in 1990 resulted in an accelerated growth of the workforce and contributed, in part, to a subsequent increase in the number of registered unemployed persons. As a result of the fundamental restructuring of the eastern German economy following reunification, a significant number of employees in the eastern Länder lost their jobs. Under the national definition, the annual average unemployment rates in the eastern Länder were 10.7% and 11.3% in 2012 and 2011, respectively, compared to annual average unemployment rates of 5.9% and 6.0% in the western Länder.

Source: Bundesagentur für Arbeit, Der Arbeits- und Ausbildungsmarkt in Deutschland: Dezember und das Jahr 2012, Tables 10.2 and 10.3 (http://statistik.arbeitsagentur.de/Statischer-Content/Arbeitsmarktberichte/Monatsbericht-Arbeits-Ausbildungsmarkt-Deutschland/Monatsberichte/Generische-Publikationen/Monatsbericht-201212.pdf).

In 2012, gross wages and salaries per employee in Germany increased by 2.7%. Unit labor costs per hour worked rose by 2.8% in 2012 after 1.2% in 2011.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.2. - 4. Vierteljahr 2012 (February 2013), Tables 2.17 and 2.20.

The following table shows changes in the annual wage level per employee and unit labor costs per hour worked for each of the years indicated.

WAGE TRENDS AND LABOR COSTS

	2012	2011	2010	2009	2008
Gross wages and salaries per employee in EUR	30,330	29,542	28,585	27,933	27,936
Change from previous year in %	2.7	3.3	2.3	-0.0	2.3
Unit labor costs per hour worked
Index (2005=100)	107.6	104.6	103.4	105.0	98.9
Change from previous year in %	2.8	1.2	-1.5	6.2	2.3

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.2 – 4. Vierteljahr 2012 (February 2013), Tables 2.17 and 2.20.

Approximately one-fifth of the German work force consists of members of unions. The German Trade Union Federation (Deutscher Gewerkschaftsbund) serves as an umbrella organization for eight such unions. Each member union typically covers employees of an entire industry, regardless of the precise type of work done by those employees (the “one union, one industry” principle). As a result, employers usually deal with only one negotiating partner on the labor side in each specific industry.

The unions and employers of each specific industry enter into collective labor agreements (Tarifverträge) without government intervention. As a practical matter, the collective labor agreements usually apply to all employees of a given industry, regardless of whether or not a particular employee is a member of a union, so long as the employer is a member of the relevant association of employers, which is often the case. Despite their binding character, collective labor agreements usually contain opt-out clauses (Öffnungsklauseln) allowing for company-specific adjustments to be negotiated between the employer and the works council at the specific company. Moreover, there is a range of additional possibilities to deviate from these agreements. Many employers in the eastern Länder are no longer members of employers’ associations, in which case wages are individually negotiated, which often results in wage levels that are lower than those provided for by the Tarifverträge. In recent years, the number of employees in companies that are subject to labor agreements has declined.

Under the Law on Posting Workers (Arbeitnehmer-Entsendegesetz) it is possible to use minimum wage rules at the industry level, but there is no national statutory minimum wage. On March 1, 2013, the upper house of Germany’s Parliament voted to introduce an across-the-board national minimum wage of 8.50 EUR per hour. To become law this proposal must, however, also be approved by the lower house of Germany’s Parliament.

Sources: Bundesarbeitsgericht, Pressemitteilungen 9/2010 and 46/2010 (http://juris.bundesarbeitsgericht.de/cgi-bin/rechtsprechung/document.py?Gericht=bag&Art=pm&Datum=2010-1&nr=14041&pos=1&anz=10 and http://juris.bundesarbeitsgericht.de/cgi-bin/rechtsprechung/document.py? Gericht=bag&Art=pm&sid=9bd142e7371d44048521f1d32cee1d31&nr=14436&linked=bes); Sachverständigenrat zur Begutachtung der gesamtwirtschaftlichen Entwicklung, Jahresgutachten 2010/2011, Rz. 499-507 (http://www.sachverstaendigenrat-wirtschaft.de/fileadmin/dateiablage/download/gutachten/ga10_ges.pdf); Bundesministerium für Wirtschaft und Technologie, Jahreswirtschaftsbericht 2011, Rz. 115; Bundesministerium für Arbeit und Soziales, Mindestlohn-Gesetze (http://www.bmas.de/DE/Themen/Arbeitsrecht/Mindestlohngesetze/mindestlohngesetze.html); Bundesrat, Bundesrat verlangt flächendeckenden Mindestlohn, March 1, 2013 (http://www.bundesrat.de/cln_340/nn_6898/DE/service/thema-aktuell/13/20130301-Mindestlohn.html?__nnn=true).

Social Security Legislation and Social Policy

The comprehensive system of social security legislation and services in effect in the Federal Republic includes health insurance, long-term care insurance, retirement and disability pensions, unemployment benefits, child welfare programs, care for physically and mentally handicapped persons, allowances to orphans and to single persons with dependents, and the provision of general public assistance to needy persons. The majority of the German population is covered by mandatory statutory retirement pensions and health insurance. Hospitals and institutions caring for children and handicapped persons are operated by municipalities, churches, charitable institutions, and private providers.

These social security programs are mainly funded through social security contributions from employers and employees, and a smaller part is funded through direct contributions by the Federal Republic, the Länder, municipalities and other public institutions. The most important part of the social security system – retirement pensions, health insurance and unemployment insurance – is funded primarily through equal contributions by employers and employees.

The Federal Republic’s statutory retirement insurance system operates on a pay-as-you-go basis, with the contributions from current employers and employees funding payments to current retired persons. Certain persons, including members of certain professions, and civil servants, may either apply for exemption or are automatically exempted from mandatory participation in the statutory retirement pension insurance system. They may instead contribute to private pension schemes or, in the case of civil servants, benefit from special pension schemes for civil servants. The Retirement Funds Act (Altersvermögensgesetz) aims to ensure the long-term viability of the statutory retirement pension insurance system by encouraging insurees to also sign up for designated privately funded or funded corporate pension schemes, for which certain bonus payments and tax incentives are provided, with a view to offsetting the expected decline of payments from the statutory retirement pension insurance.

Statutory health insurance coverage must be made available to all persons fulfilling the applicable eligibility criteria. Within the statutory health insurance system, insurees may choose among a large number of statutory health insurance funds that have developed historically. Persons whose gross income exceeds certain thresholds as well as civil servants, self-employed persons and members of certain professions may opt out of the statutory system and choose private health insurance coverage, which, in case of opting-out, is obligatory as well. Contributions to the statutory health insurance system are based solely on the insuree’s income situation and are independent of the insuree’s gender, age and medical risk. By contrast contributions towards private health insurance coverage are mainly calculated based on age, medical risk and the desired level of coverage. Until December 2012, reference was also made to the insuree’s gender. Following a ruling of the European Court of Justice, the principle of equal treatment of men and women in private health insurance applies to new contracts from December 2012 onwards.

In 2012, social security revenue, as shown in the national accounts, amounted to EUR 538.7 billion, and expenditure was EUR 521.6 billion. The social security budget thus incurred a surplus of EUR 17.0 billion in 2012, after a surplus of EUR 15.9 billion in 2011.

Sources: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2012 (March 2013), Table 3.4.3.7; Europäische Kommission, Leitlinien zur Anwendung der Richtlinie 2004/113/EG des Rates auf das Versicherungswesen (http://eur-lex.europa.eu/LexUriServ/LexUriServ.do?uri=OJ:C:2012:011:0001:0011:DE:PDF).

In light of a changing population structure, the Federal Government has already implemented structural reforms of the statutory pension system in order to safeguard the sustainability of the social security system in the long term. Among the important reforms of the previous government were reforms of the health insurance, making health insurance compulsory and introducing a central “health fund” (Gesundheitsfonds) that collects health care contributions of the insured and distributes them – adjusted for differences in the risk structures of the insuree pool – in equal amounts per capita among the individual statutory health insurance funds, as well as reforms of the statutory pension insurance, which gradually raise the regular retirement age by two years to the age of 67 between 2012 and 2029.

Sources: Bundesministerium für Wirtschaft und Technologie, 2012 Annual Economic Report (http://www.bmwi.de/English/Navigation/Service/publications,did=479718.html); Growth. Education. Unity. Coalition Agreement between CDU, CSU and FDP, page 121 (http://www.cdu.de/sites/default/files/media/dokumente/091215-koalitionsvertrag-2009-2013-englisch_0.pdf); Bundesministerium der Gesundheit, Gesundheitsfonds (http://www.bmg.bund.de/Krankenversicherung/finanzierung/gesundheitsfonds.html); Bundesministerium für Arbeit und Soziales, Altersrenten (http://www.bmas.de/DE/Themen/Rente/Gesetzliche-Rentenversicherung/Leistungen/Altersrenten/altersrenten.html); Bundesministerium für Arbeit und Soziales, Fragen und Antworten zur Rente mit 67 (http://www.bmas.de/EN/Our-Topics/Pensions/pensions-from-age-67.html).

International Economic Relations

International economic relations are of major importance to the German economy. In 2012, exports and imports of goods and services amounted to 51.5% and 45.8% of GDP at current prices, respectively. The Federal Republic pursues a liberal foreign trade policy aimed at dismantling tariffs and other barriers to trade.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2012 (March 2013), Table 2.3.1.

Because the Federal Republic’s economy depends on exports, it is particularly vulnerable to trade barriers, such as protective tariffs. The Federal Government thus supports efforts to reduce trade barriers, such as the current negotiations within the framework of the WTO under the Doha Development Agenda.

Source: Bundesministerium für Wirtschaft und Technologie, Handelspolitik EU / WTO (http://www.bmwi.de/BMWi/Navigation/Aussenwirtschaft/handelspolitik-eu-wto.html).

Balance of Payments

The Federal Republic typically achieves a surplus in the trading of goods. Traditionally, this surplus has been partially offset by deficits in other fields, such as in services, as well as by remittances by foreign employees to their home countries, the Federal Republic’s net payments to the EU and various other payments. In 2012, the current account surplus totaled EUR 185.4 billion, compared to EUR 161.2 billion in 2011.

Source: Deutsche Bundesbank, Monatsbericht März 2013, Table XI.2.

According to data prepared by the Deutsche Bundesbank, applying the annual averages of a broad monthly indicator of Germany’s price competitiveness compared to 56 trading partners based on consumer price indices, Germany’s price competitiveness has been relatively stable since 1999, fluctuating within a range of 9.6% of the average indicator value in the period from 1999 to 2012. In 2012, price competitiveness improved by 3.3%, mainly due to the depreciations of the euro relative to the U.S. dollar. However, the influence of variations in the euro/U.S. dollar exchange rate should be viewed in light of the fact that other Euro Area Member States account for a major part of German exports (37.5% in 2012).

Since the introduction of the euro, the exchange rate against the U.S. dollar has shown high volatility. After appreciating by approximately 85% against the U.S. dollar between June 2001 and July 2008, the euro depreciated considerably relative to the U.S. dollar by approximately 23% between July 2008 and June 2010, breaking a long-term trend of appreciation. In 2012, the euro depreciated by 7.7% from its 2011 average. In February 2013, however, the euro had appreciated again by 4% from its 2012 average.

Sources: Deutsche Bundesbank, Monatsbericht März 2002, Table X.11; Deutsche Bundesbank, Monatsbericht März 2009, Table XI.11; Deutsche Bundesbank, Monatsbericht März 2011, Table XI. 11; Deutsche Bundesbank, Monatsbericht März 2013, Tables XI.3, XI.11 and XI.13.

The following table shows the Federal Republic’s balance of payments for each of the years indicated.

BALANCE OF PAYMENTS (BALANCES)(1)

	2012	2011	2010	2009	2008
	(EUR in millions)
Current account(2)
Foreign trade(3)	188,257	158,702	154,863	138,697	178,297
Supplementary trade items	-27,313	-20,520	-12,397	-16,020	-13,628
Services(4)	-3,068	-2,279	-2,062	-7,220	-10,258
Factor income	64,373	59,016	53,877	59,025	32,379
Current transfers	-36,822	-33,723	-38,289	-32,944	-33,157

Total current account	185,427	161,196	155,992	141,537	153,633
Capital transfers and purchases/sales of intangible non-produced assets	40	673	-575	28	-210
Capital account
Total net German investment abroad (increase/capital exports – negative figure)	-356,815	-226,210	-408,675	-21,052	-203,251
Total net foreign investment in Germany (increase/capital imports – positive figure)	121,943	63,600	268,531	-137,339	29,341

Total net capital export(5)	-234,872	-162,610	-140,144	-158,391	-173,910
Balance of unclassifiable transactions	49,405	740	-15,273	16,826	20,487

(1)	Figures are subject to considerable uncertainty owing to changes in the method of data collection in foreign trade.
(2)	Foreign trade and services are recorded on the basis of exports (f.o.b.)/imports (c.i.f.) (i.e., including the freight and insurance costs of imports).
(3)	Special trade according to the official foreign trade statistics. Special trade consists principally of goods that are imported into the Federal Republic for use, consumption, adaptation or processing, as well as goods that are produced, manufactured, adapted or processed in the Federal Republic and are exported.
(4)	Excluding the freight and insurance costs included in the c.i.f. import value.
(5)	Including change of currency reserves.

Source: Deutsche Bundesbank, Statistisches Beiheft 3 zum Monatsbericht März 2013, Zahlungsbilanzstatistik, Tables I.1 and I.9.a.

Balance of Trade

The following tables show information relating to foreign trade of the Federal Republic for each of the years indicated.

FOREIGN TRADE OF GOODS

	2012	2011	2010	2009	2008
	(EUR in millions)

Exports of goods (f.o.b.)	1,097,348	1,061,225	951,959	803,312	984,140
Imports of goods (c.i.f.)	909,091	902,523	797,097	664,615	805,842

Trade surplus	188,257	158,702	154,863	138,697	178,297

Source: Deutsche Bundesbank, Statistisches Beiheft 3 zum Monatsbericht März 2013, Zahlungsbilanzstatistik, Table I.1.

The Federal Republic’s principal export goods are machinery of all kinds, motor vehicles and chemical products.

The principal import goods are computer, electronic and optical products, motor vehicles, crude petroleum and natural gas. The Federal Republic has relatively few resources of industrial raw materials. As a result, it largely depends on imports to satisfy its demand for raw materials. This dependence on foreign supplies is particularly significant in the case of metals such as copper, bauxite, manganese, titanium, rock phosphate, tungsten and tin. The Federal Republic currently imports nearly two-thirds of its energy requirements, including virtually all of its oil and a significant portion of its natural gas requirements as well as all enriched uranium needed for nuclear energy.

COMPOSITION OF EXPORTED AND IMPORTED GOODS

	2012(1)
	Imports	Exports
	(Percent of total)
Products of agriculture and hunting	2.9	0.8
Products of forestry	0.1	0.0
Fish and products of fishing	0.1	0.0
Coal and lignite	0.5	0.0
Crude petroleum and natural gas	10.7	0.8
Metal ores	0.9	0.0
Other mining and quarrying products	0.2	0.1
Food products	4.2	4.1
Beverages	0.6	0.4
Tobacco products	0.1	0.3
Textiles	1.1	0.9
Wearing apparel	2.8	1.2
Leather and related products	1.0	0.5
Wood and of products of wood and cork, except furniture; articles of straw and plaiting materials	0.6	0.5
Paper and paper products	1.6	1.7
Coke and refined petroleum products	3.3	1.4
Chemicals and chemical products	7.9	9.5
Basic pharmaceutical products and pharmaceutical preparations	4.2	5.0
Rubber and plastic products	2.7	3.5
Other non-metallic mineral products	0.9	1.2
Basic metals	6.0	5.3
Fabricated metal products, except machinery and equipment	2.6	3.4
Computer, electronic and optical products	9.6	7.8
Electrical equipment	4.8	6.0
Machinery and equipment not elsewhere classified	7.5	14.9
Motor vehicles, trailers and semi-trailers	8.8	17.3
Other transport equipment	3.7	4.6
Furniture	1.0	0.8
Energy	0.3	0.3
Other goods	9.3	7.4

Total	100.0	100.0

(1)	Preliminary data.

Source: Statistisches Bundesamt, Fachserie 7, Reihe 1 – 2012 (March 2013), Tables 1.11.1 and 1.11.2.

FOREIGN TRADE (SPECIAL TRADE) BY GROUPS OF COUNTRIES AND COUNTRIES(1)

	2012	2011	2010
	(EUR in millions)
Exports to:
Total	1,097,348	1,061,225	951,959
of which:
France	104,476	101,444	89,582
United States	86,831	73,776	65,574
United Kingdom	72,163	65,570	58,666
The Netherlands	70,957	69,423	62,978
China(2)	66,629	64,863	53,791
Austria	57,871	57,671	52,156
Italy	55,990	62,044	58,589
Belgium/Luxembourg	50,345	53,161	50,545
Switzerland	48,830	47,875	41,659
Southeast Asia(3)	45,460	41,569	38,183
Spain	31,175	34,811	34,222
Japan	17,101	15,115	13,149
Imports from:
Total	909,091	902,523	797,097
of which:
The Netherlands	86,596	81,804	67,205
China(2)	77,313	79,528	77,270
France	64,760	65,948	60,673
United States	50,575	48,531	45,241
Italy	49,160	47,844	41,977
United Kingdom	43,527	44,741	37,923
Belgium/Luxembourg	41,243	41,302	36,026
Switzerland	37,663	36,996	32,507
Southeast Asia(3)	37,370	39,546	39,562
Austria	37,228	37,028	33,013
Spain	22,330	22,491	21,955
Japan	21,832	23,595	22,475

(1)	Exports (f.o.b.) by country of destination, imports (c.i.f.) by country of origin. Special trade consists mainly of goods that are imported into the Federal Republic for use, consumption, adaptation or processing, as well as goods that are produced, manufactured, adapted or processed in the Federal Republic and subsequently exported.
(2)	Excludes Hong Kong.
(3)	Includes Brunei Darussalam, Hong Kong, Indonesia, Malaysia, Philippines, Singapore, South Korea, Taiwan and Thailand.

Source: Deutsche Bundesbank, Monatsbericht März 2013, Table XI.3.

MONETARY AND FINANCIAL SYSTEM

The European System of Central Banks and the Eurosystem

The ESCB comprises the ECB and the national central banks of the Member States, while the Eurosystem consists of the ECB and the national central banks of the Euro Area Member States.

The Eurosystem is responsible for the single monetary policy for the euro area. Its decision-making bodies are the Governing Council and the Executive Board of the ECB. The national central banks of the Member States that are not part of the Eurosystem are represented in the General Council of the ECB, but have no voting right in the decision-making process, particularly with respect to monetary policy. The ESCB’s primary objective is to maintain price stability. Without prejudice to the objective of price stability the ESCB supports the general economic policies of the EU.

The Deutsche Bundesbank – Germany’s national central bank within the ESCB – has the responsibility of implementing the single monetary policy in Germany and continues to perform various other tasks, including acting as the Federal Government’s fiscal agent and playing an important role in banking and financial market supervision, as further described below under the caption “– Financial System.”

Sources: European Central Bank, Annual Report 2004, pages 162-168 (http://www.ecb.eu/pub/pdf/annrep/ar2004en.pdf); Deutsche Bundesbank, Tasks and organisation (http://www.bundesbank.de/aufgaben/aufgaben.en.php).

Monetary Policy Instruments of the ESCB

To achieve its operational goals, the ESCB conducts open market operations, offers standing facilities and requires credit institutions to maintain minimum reserves in accounts with the ESCB. Open market operations play an important role in the ESCB’s monetary policy for the purposes of steering interest rates and managing the liquidity situation in the market. Available open market operations are reverse transactions, outright transactions, the issuance of debt certificates or foreign exchange swaps, and the collection of fixed-term deposits. Standing facilities are designed to provide or absorb overnight liquidity and the imposition of minimum reserve requirements allows the ESCB to stabilize money market interest rates, create (or enlarge) a structural liquidity shortage and possibly contribute to the control of monetary expansion. The ESCB has employed a variety of policy instruments in response to the global economic and financial crisis and the European sovereign debt crisis. For further information, see “– Policy Response to the Global Economic and Financial Crisis – Policy Responses at the EU Level.”

Source: European Central Bank, Implementation of Monetary Policy in the Euro Area, September 2006, pages 7-9 (http://www.ecb.int/pub/pdf/other/gendoc2006en.pdf).

Monetary Policy Strategy and Prices

The ECB’s primary goal is to maintain medium-term price stability, which is defined as a year-on-year increase in the harmonized index of consumer prices for the euro area of less than 2%. However, the ECB has clarified that, within this definition, it aims at an inflation rate close to 2%. This goal indicates the commitment to provide an adequate margin to avoid the risk of deflation. The stability-oriented monetary policy strategy of the Eurosystem used by the ECB to achieve this goal is based on two pillars: (1) analysis and assessment of short- to medium-term risks to price stability (economic analysis); and (2) assessment of medium- to long-term monetary developments (monetary analysis).

Sources: European Central Bank, Monthly Bulletin, January 1999, pages 45-50 (http://www.ecb.eu/pub/pdf/mobu/mb199901en.pdf); European Central Bank, The Monetary Policy of the ECB, 2004, page 50ff. (http://www.ecb.int/pub/pdf/other/monetarypolicy2004en.pdf).

The following table shows price trends in Germany for the periods indicated.

PRICE TRENDS

	2012	2011	2010	2009	2008
	(change from previous year in %)

Harmonized index of consumer prices (HICP)	2.1	2.5	1.2	0.2	2.8
Consumer price index (CPI)	2.0	2.1	1.1	0.3	2.6
Index of producer prices of industrial products sold on the domestic market(1)	2.1	5.7	1.6	-4.2	5.5

(1)	Excluding value-added tax.

Sources: Statistisches Bundesamt, Verbraucherpreise, Harmonisierter Verbraucherpreisindex, Veränderungsraten zum Vorjahr in % (https://www.destatis.de/DE/ZahlenFakten/GesamtwirtschaftUmwelt/Preise/Verbraucherpreisindizes/Tabellen_/HarmonisierterVerbraucherpreisindex.html?cms_gtp=146602_list%253D2%2526146598_slot%253D2&https=1); Statistisches Bundesamt, Verbraucherpreisindizes, Harmonisierter Verbraucherpreisindex für Deutschland, Veränderungsraten zum Vorjahr in % (https://www.destatis.de/DE/ZahlenFakten/GesamtwirtschaftUmwelt/Preise/Verbraucherpreisindizes/Tabellen_/VerbraucherpreiseKategorien.html?cms_gtp=145114_list%253D2%2526145110_slot%253D2&https=1); Deutsche Bundesbank, Monatsbericht März 2013, Table X.7.

Official Foreign Exchange Reserves

The following table shows the breakdown of the Federal Republic’s official foreign exchange reserves as of the end of the years indicated.

OFFICIAL FOREIGN EXCHANGE RESERVES OF THE FEDERAL REPUBLIC(1)

	As of December 31
	2012	2011	2010	2009	2008
	(EUR in millions)
Gold	137,513	132,874	115,403	83,939	68,194
Foreign currency balances	28,774	29,433	27,957	25,634	27,705
Reserve position in the IMF and special drawing rights	22,344	22,296	18,740	15,969	3,285

Total	188,630	184,603	162,100	125,541	99,185

(1)	External position of the Deutsche Bundesbank in the EMU. Assets and liabilities vis-à-vis all EMU member countries and non-EMU member countries.

Source: Deutsche Bundesbank, Monatsbericht März 2013, Table XI.9.

The Federal Republic’s foreign reserve assets are managed by the Deutsche Bundesbank. The Euro Area Member States have transferred foreign reserve assets in an aggregate amount equivalent to approximately EUR 40.3 billion to the ECB, consisting of foreign currency reserves and gold. The ECB manages the foreign reserve assets transferred to it. The foreign reserve assets not transferred to the ECB continue to be held and managed by the national central banks of the Euro Area Member States. In order to ensure consistency within the single monetary and foreign exchange policies of the EMU, the ECB monitors and coordinates market transactions conducted with those assets.

Sources: European Central Bank, Annual Report 1998, page 74 (http://www.ecb.int/pub/pdf/annrep/ar1998en.pdf); European Central Bank, Annual Report 2012, p.181 (http://www.ecb.int/pub/pdf/annrep/ar2012en.pdf).

External Positions of Banks

The following table shows the external assets and liabilities of the Deutsche Bundesbank and the banks (monetary financial institutions) of the Federal Republic as of the end of each of the years indicated.

EXTERNAL FINANCIAL ASSETS AND LIABILITIES BY SECTOR

	2012	2011	2010	2009	2008
	(EUR in billions)
Deutsche Bundesbank
Assets	921.0	714.7	524.7	323.3	230.8
Liabilities	106.5	46.6	14.6	9.1	30.2

Net position	814.5	668.1	510.1	314.2	200.6
of which: within Eurosystem(1)	668.6	475.9	337.9	189.9	128.7
Banks
Loans to foreign banks	1,046.0	1,117.6	1,154.1	1,277.4	1,446.6
Loans to foreign non-banks	729.0	744,4	773.8	815.7	908.4
Loans from foreign banks	691.1	655.7	741.7	652.6	703.3
Loans from foreign non-banks	237.6	225.9	227.6	216.3	286.1

(1)	Consists mainly of claims from the interbank payment system for the real-time processing of cross-border transfers throughout the EMU (TARGET2).

Source: Deutsche Bundesbank, Monatsbericht März 2013, Tables IV.4 and XI.9.

Foreign Exchange Rates and Controls

The euro is a freely convertible currency. Since its introduction in 1999, the euro has become the second most widely used currency internationally. Currency transactions do not require licenses or other permissions. Capital market transactions are not subject to any license or similar requirements. Gold may be imported and exported freely, subject only to the levy of VAT on some transactions.

Capital controls introduced in Cyprus in the second half of March 2013 to facilitate the restructuring of its banking sector are a transitory exception to this rule. These controls are to be lifted within six months.

Source: Central Bank of Cyprus, The Enforcement of Restrictive Measures on Transactions in case of Emergency Law of 2013, press release of March 28, 2013 (http://www.centralbank.gov.cy/nqcontent.cfm?a_id=12588).

The following table shows the annual average exchange rates for selected currencies in relation to the euro for the years indicated.

ANNUAL AVERAGE EXCHANGE RATES OF THE EURO(1)

	2012	2011	2010	2009	2008
U.S. dollars per euro	1.2848	1.3920	1.3257	1.3948	1.4708
Pound sterling per euro	0.81087	0.86788	0.85784	0.89094	0.79628
Japanese yen per euro	102.49	110.96	116.24	130.34	152.45
Swiss franc per euro	1.2053	1.2326	1.3803	1.5100	1.5874
Chinese yuan per euro	8.1052	8.9960	8.9712	9.5277	10.2236

(1)	Calculated from daily values.

Source: Deutsche Bundesbank, Monatsbericht März 2013, Table XI.11.

Financial System

As of January 31, 2013, 1,867 monetary financial institutions in Germany reported an aggregate balance sheet total of EUR 8,194.1 billion to the Deutsche Bundesbank. According to the Deutsche Bundesbank’s classification, these institutions included 273 commercial banks (with an aggregate balance sheet total of EUR 3,147.3 billion), 423 savings banks (with an aggregate balance sheet total of EUR 1,093.2 billion) and their ten regional institutions (including Deka-Bank Deutsche Girozentrale, the central asset managing institution of the German savings banks and nine Landesbanken, with an aggregate balance sheet total of EUR 1,250.5 billion), 18 special-purpose credit institutions (including KfW, KfW IPEX-Bank and promotional banks of the federal states (Landesförderinstitute) with an aggregate balance sheet total of EUR 961.4 billion), 1,102 credit cooperatives (with an aggregate balance sheet total of EUR 744.4 billion) and their two central institutions (with an aggregate balance sheet total of EUR 281.1 billion), 18 mortgage banks (with an aggregate balance sheet total of EUR 515.0 billion) and 22 building and loan associations (with an aggregate balance sheet total of EUR 201.1 billion). Also included in this classification are the 144 subsidiaries and branches of foreign banks located in the Federal Republic, with an aggregate balance sheet total of EUR 969.9 billion.

Sources: Deutsche Bundesbank, Monatsbericht März 2013, Table IV.2; Deutsche Bundesbank, Statistik der Banken und sonstigen Finanzinstitute, Richtlinien und Kundensystematik, Januar 2013, Statistische Sonderveröffentlichung 1, 562 – 571 (http://www.bundesbank.de/Redaktion/DE/Downloads/Veroeffentlichungen/Statistische_Sonderveroeffentlichungen/Statso_1/statso_1_13_verzeichnisse.pdf?__blob=publicationFile).

The German Banking Act (Kreditwesengesetz) regulates all banks except for the Deutsche Bundesbank and KfW (although it may regulate subsidiaries of KfW). German commercial banking institutions operate as “universal” banks and are not restricted by law or otherwise from offering a complete range of diverse financial services.

The Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht, or “BaFin”) is responsible for the integrated supervision of financial services. Its primary objective is to ensure the proper functioning, stability and integrity of the German financial system. The BaFin operates exclusively in the public interest. It seeks to ensure the ability of banks, financial services institutions and insurance companies to meet their payment obligations (solvency supervision), and it also enforces standards of professional conduct aimed at preserving investors’ trust in the financial markets (market supervision). In addition, the BaFin has an investor protection role in that it seeks to prevent unauthorized financial business from being carried out. The Deutsche Bundesbank is closely involved in the ongoing supervision of the banking sector by the BaFin and has been assigned most of the ongoing operational tasks in banking supervision. The BaFin is supervised by the Federal Ministry of Finance. In early 2013, key components of the Act on the Strengthening of German Financial Supervision (Gesetz zur Stärkung der deutschen Finanzaufsicht), adopted by the Bundestag on October 25, 2012, entered into force. The core element of the act is the creation of the Financial Stability Commission, consisting of representatives of the Federal Ministry of Finance, the Deutsche Bundesbank, and BaFin. Due to the Deutsche Bundesbank’s macroeconomic and financial market expertise, the act confers upon it the responsibility of contributing towards safeguarding financial stability. The Deutsche Bundesbank is tasked with analyzing all relevant factors in order to identify threats to financial stability. Warnings or recommendations for corrective measures are submitted to the Financial Stability Commission. Resolutions regarding such warnings and recommendations are passed by the members of the Financial Stability Commission at their quarterly meetings. In addition, the Financial Stability Commission is tasked with defining concerted reactions to emerging threats to financial stability by issuing warnings and recommendations and publishing them if appropriate. The recipients of such warnings or recommendations are obliged to report on the implementation of corrective measures. The Financial Stability Commission was formally established at its inaugural meeting on March 18, 2013. As regards cooperation between BaFin and the Deutsche Bundesbank, the act requires these two authorities to keep each other informed of any observations, findings and assessments that BaFin and the Deutsche Bundesbank require to perform their functions. In addition, the Deutsche Bundesbank was granted the authority to request information from financial corporations if the information required to perform its functions cannot be obtained from BaFin or other authorities.

Sources: Bundesministerium der Justiz, Gesetz über das Kreditwesen (http://www.gesetze-im-internet.de/kredwg/index.html); Bundesanstalt für Finanzdienstleistungsaufsicht, BaFin, Functions & history (http://www.bafin.de/EN/BaFin/FunctionsHistory/functionshistory_node.html); Deutsche Bundesbank and Bundesanstalt für Finanzdienstleistungsaufsicht, Joint press release of November 4, 2002 (http://www.bundesbank.de/Redaktion/EN/Downloads/Press/Pressenotizen/2002/2002_11_04_banking_supervision.pdf?__blob=publicationFile); Bundesanstalt für Finanzdienstleistungsaufsicht, Aufsichtsrichtlinie – Richtlinie zur Durchführung und Qualitätssicherung der laufenden Überwachung der Kredit- und Finanzdienstleistungsinstitute durch die Deutsche Bundesbank (AufsichtsRL), February 21, 2008 (http://www.bafin.de/SharedDocs/Aufsichtsrecht/DE/Richtlinie/rl_080221_aufsichtsrichtlinie.html); BaFin, Act on the Strengthening of German Financial Supervision, BaFin Quarterly of January 18, 2013 (http://www.bafin.de/SharedDocs/Veroeffentlichungen/EN/Fachartikel/fa_bj_2013_01_finstabg_en.html); Bundesbank, German macroprudential oversight strengthened, press release of March 18, 2013 (http://www.bundesbank.de/Redaktion/EN/Pressemitteilungen/BBK/2013/2013_03_18_macropudential_oversight.html).

The European system of financial supervisors became operational on January 1, 2011. At the macro-financial level, a European Systemic Risk Board (the “ESRB”) was established, which provides macro-prudential oversight of the financial system. The ESRB’s role is to monitor and assess potential risks to the stability of the financial system. If necessary, it will issue risk warnings and recommendations for remedial action and will monitor their implementation. The ESRB is chaired by the President of the ECB for an initial term of five years.

At the micro-financial level, three supervisory authorities were established:

•	the European Banking Authority, or “EBA;”

•	the European Insurance and Occupational Pensions Authority, or “EIOPA;” and

•	the European Securities and Markets Authority, or “ESMA.”

The three European Supervisory Authorities (the “ESAs”) replace the previous three committees of supervisors at the EU level (the Committee of European Securities Regulators, the Committee of European Banking Supervisors and the Committee of European Insurance and Occupational Pensions). The ESAs work in tandem with the supervisory authorities of the Member States. National authorities remain responsible for the day-to-day supervision of individual firms, whereas the ESAs will be responsible for ensuring that a single set of harmonized rules and consistent supervisory practices are applied by supervisory authorities of the Member States. The ESAs have, for example, the power to settle disputes among national financial supervisors by imposing legally binding mediation and to impose temporary bans on risky financial products or activities.

Source: European Commission, Financial Supervision (http://ec.europa.eu/internal_market/finances/committees/index_en.htm).

The ongoing European sovereign debt crisis showed that the European system of financial supervision could be improved. Accordingly, in June 2012, the Heads of State and Government of the Euro Area Member States called for the establishment of a single supervisory mechanism (“SSM”) involving the ECB for the oversight of credit institutions. Once the SSM is established, the ESM could, following a regular decision, have the possibility to recapitalize banks in the euro area directly. A provisional political agreement taking into account both the positions of the Council and the European Parliament was reached in March 2013. According to this agreement, the SSM will be composed of the ECB and national competent supervisory authorities, whereas the ECB will be responsible for the overall functioning of the SSM. The direct supervision of the ECB will concentrate on “significant” credit institutions established in Euro Area Member States; national supervisory authorities will assist the ECB and remain responsible for the direct supervision of all other (“less significant”) credit institutions. Non-Euro Area Member States wishing to participate in the SSM will be able to do so by establishing close cooperation with the ECB. The EBA will retain its competence for further developing the single rulebook and ensuring convergence and consistency in supervisory practices. The ECB will assume its supervisory tasks within the SSM twelve months after the entry into force of the legislation subject to operational arrangements.

Sources: Euro Area Summit Statement, press release of June 29, 2012 (http://www.consilium.europa.eu/uedocs/cms_data/docs/pressdata/en/ec/131359.pdf); Council of the European Union, Council agrees position on bank supervision, press release of December 13, 2012 (http://www.consilium.europa.eu/uedocs/cms_Data/docs/pressdata/en/ecofin/134265.pdf); Council of the European Union, Irish Presidency secures landmark deal on single bank supervisor, press release of March 19, 2013 (http://www.consilium.europa.eu/uedocs/cms_data/docs/pressdata/en/ecofin/136278.pdf).

In response to the global economic and financial crisis, regulatory authorities and central banks launched a comprehensive regulatory reform program. Consultative proposals for a new liquidity and capital framework were published in December 2009 by the Basel Committee on Banking Supervision. In July 2010, the Group of Governors and Heads of Supervision, the oversight body of the Basel Committee on Banking Supervision, reached a broad agreement on the overall design of a capital and liquidity reform package. Further agreement on specific higher minimum capital standards and new liquidity standards was reached by the Group of Governors and Heads of Supervision in September 2010. In December 2010, the Basel Committee on Banking Supervision launched a package of new standards on bank capital adequacy and liquidity to enhance the banking regulatory framework. The capital and liquidity reform package, typically referred to as Basel III, will be phased in between 2013 and 2019. In March 2013, the Council of the European Union approved a compromise text transposing the Basel III agreement into EU law. The compromise text amends and replaces existing capital requirement directives by two new legislative instruments: a regulation establishing prudential requirements that institutions need to respect (CRR), and a directive governing access to deposit-taking activities (CRD IV). The European Parliament approved the CRR as well as the CRD IV on April 16, 2013. The new rules will apply from January 1, 2014, if publication takes place in the Official Journal by June 30, 2013.

Sources: Bank for International Settlements, Consultative proposals to strengthen the resilience of the banking sector announced by the Basel Committee, press release of December 17, 2009 (http://www.bis.org/press/p091217.htm); Bank for International Settlements, The Group of Governors and Heads of Supervision reach broad agreement on Basel Committee capital and liquidity reform package, press release of July 26, 2010 (http://www.bis.org/press/p100726.htm); Bank for International Settlements, Basel Committee on Banking Supervision, Group of Governors and Heads of Supervision announces higher global minimum capital standards, press release of September 12, 2010 (http://www.bis.org/press/p100912.pdf); Council of the European Union, Bank capital rules: Council confirms agreement with EP, press release of March 27, 2013 (http://www.consilium.europa.eu/uedocs/cms_data/docs/pressdata/en/ecofin/136581.pdf); Parliament votes reform package to strengthen EU banks, press release of April 16, 2013 (http://www.europarl.europa.eu/news/en/pressroom/content/20130416IPR07333/html/Parliament-votes-reform-package-to-strengthen-EU-banks).

Securities Market

The Federal Republic’s securities market is among Europe’s largest. Trading in listed securities is not legally or otherwise confined to the stock exchanges. It is estimated, however, that most transactions in equity securities are executed through stock exchanges. By contrast, debt securities, although typically listed, are predominantly traded over-the-counter.

Highly developed secondary markets, combined with the distribution capabilities of an extensive network of financial institutions, provide the basis for the Federal Republic’s position in the world’s capital markets. Equity and debt issues are generally underwritten and distributed through banking syndicates, which typically include commercial banks as well as certain regional and specialized institutions. The regulated securities markets in Berlin, Dusseldorf, Frankfurt am Main, Hamburg, Hanover, Munich and Stuttgart, the futures and options exchange Eurex Deutschland and the European Energy Exchange are recognized as regulated markets of the EU according to Article 47 of Directive 2004/39/EC on Markets in Financial Instruments and comply with globally accepted regulatory standards.

Based on total turnover on German securities exchanges, the Frankfurt Stock Exchange, operated by Deutsche Börse AG, is by far the most important stock exchange in the Federal Republic.

In January 2013, the Heads of State and Government of the European Union adopted a decision authorizing eleven Member States to proceed with the introduction of a financial transaction tax (FTT) through “enhanced cooperation.” The eleven countries are Austria, Belgium, Estonia, France, Germany, Greece, Italy, Portugal, Slovakia, Slovenia and Spain. In September and October 2011, the eleven Member States wrote to the Commission requesting a proposal for enhanced cooperation, specifying that the scope and objective of the FTT be based on that of the 2011 proposal. That proposal involved a harmonized minimum 0.1% tax rate for transactions in all types of financial instruments except derivatives (0.01% rate).

Source: Council of the European Union, Financial transaction tax: Council agrees to enhanced cooperation, press release of January 22, 2013 (http://www.consilium.europa.eu/uedocs/cms_Data/docs/pressdata/en/ecofin/134949.pdf).

Policy Responses to the Global Economic and Financial Crisis

Policy Responses by the Federal Republic

Two wind-up institutions (Abwicklungsanstalten) for troubled German banks were established within the framework set out by the German Financial Market Stabilization Amendment Act (Finanzmarkstabilisierungsfondsgesetz), which was introduced in April 2009. The first wind-up institution, Erste Abwicklungsanstalt, was established in December 2009 to liquidate a portfolio of EUR 77.5 billion assumed from WestLB. It assumed a second portfolio consisting of an asset portfolio worth EUR 72.3 billion and a trading portfolio with a market value of around EUR 55 billion with economic effect as of January 1, 2012 and July 2012 following the restructuring of WestLB. As of March 31, 2013, the combined asset portfolios had been reduced by about EUR 68 billion. The second wind-up institution, FMS Wertmanagement (“FMS-WM”), assumed a portfolio of EUR 175.7 billion from Hypo Real Estate Group in October 2010 to support restructuring efforts. As of December 31, 2012, its portfolio was reduced to EUR 136.9 billion.

Sources: Erste Abwicklungsanstalt, Geschäftsbericht 2009/2010 (https://www.aa1.de/fileadmin/aa1-website/content/downloads/Geschaeftsbericht_2009-2010.pdf); Landtag NRW, Sitzungsprotokoll 15. Sitzung des Haushalts- und Finanzausschuss, from January 31, 2013 (http://www.landtag.nrw.de/portal/WWW/dokumentenarchiv/Dokument/MMA16-151.pdf); Erste Abwicklungsanstalt, Abbauvolumen erreicht knapp 70 Milliarden Euro, press release of April 22, 2013 (https://www.aa1.de/fileadmin/aa1-website/content/downloads/1_Presse/20120422_PM_BPK_2013_deu.pdf); FMS Wertmanagement, FMS Wertmanagement erzielt 2012 positives Ergebnis, press release of April 23, 2013 (http://www.fms-wm.de/de/presse/312-pressemitteilung-der-fms-wertmanagement-zum-geschaeftsbericht-2012).

The German Restructuring Act (Restrukturierungsgesetz), enacted in December 2010, established new regulations for the restructuring and liquidation of banks. It provides for the establishment of a restructuring fund (Restrukturierungsfonds) to finance the measures that will be undertaken in restructuring proceedings that come within its ambit. The fund is financed by contributions of credit institutions (Bankenabgabe), thus ensuring that the financial sector participates in the costs of any future financial crisis. Promotional or development banks (such as KfW) are not required to contribute to the fund. The restructuring fund is managed by the German Federal Agency for Financial Market Stabilization (Bundesanstalt für Finanzmarktstabilisierung), which is also responsible for collecting the contributions of the credit institutions to the fund and for implementing the measures in restructuring proceedings under the Restructuring Act. Details of the implementation of the Bankenabgabe have been formalized in a restructuring fund regulation (Restrukturierungsfondsverordnung). The first payments were made in 2011.

Sources: Bundesministerium der Finanzen, Systemische Risiken im Finanzsektor wirksam begrenzen – Bundesregierung beschließt Restrukturierungsgesetz, press release of August 25, 2010 (http://www.bundesfinanzministerium.de/Content/DE/Pressemitteilungen/Finanzpolitik/2010/08/2010-08-25-PM32.html); Bundesministerium der Finanzen, Wirtschaft und Verwaltung, Was macht die Bundesanstalt für Finanzmarktstabilisierung? Neue Aufgaben der FMSA zur Stabilisierung des Finanzsektors, September 20, 2010 (http://www.bundesfinanzministerium.de/Content/DE/Standardartikel/Themen/Internationales_Finanzmarkt/Finanzmarktpolitik/Bankenabgabe/2010-09-17-FMSA.html); Bundestagsdrucksache 17/3407 (http://dip21.bundestag.de/dip21/btd/17/034/1703407.pdf); Bundesministerium der Finanzen, Bundeskabinett beschließt Restrukturierungsfonds-Verordnung, July 20, 2011 (http://www.bundesfinanzministerium.de/Content/DE/Standardartikel/Themen/Internationales_Finanzmarkt/Finanzmarktpolitik/2011-07-20-restrukturierungsfonds-verordnung.html).

In March 2012, the second Financial Market Stabilization Act (Zweites Finanzmarktstabilisierungsgesetz) entered into force. Under this act, the German Financial Market Stabilization Fund (“SoFFin”) was reactivated for a period ending on December 31, 2012. According to this act, SoFFin could extend guarantees up to a total amount of EUR 400 billion for a period of five years to stabilize German banks, if required. In addition, SoFFin was authorized to incur loans in a total amount of up to EUR 80 billion. This act also extended the previous model, which provided for the granting of guarantees with respect to structured securities that have been transferred to special purpose entities, to securities more generally. With respect to the German Banking Act (Kreditwesengesetz), this act authorized the BaFin until the end of 2012 to require financial institutions to comply with more stringent capital requirements than are currently applicable.

Sources: Bundesregierung, Für Vertrauen auf dem Finanzmarkt, press release of January 26, 2012 (http://www.bundesregierung.de/Content/DE/Artikel/2011/12/2011-12-14-finanzmarktstabilisierung.html); Die Beschlüsse des Bundestages am 26. und 27. Januar, publication of January 27, 2012 (http://www.bundestag.de/dokumente/textarchiv/2012/37536609_kw04_angenommen_abgelehnt/index.html).

On January 1, 2013, the third Financial Market Stabilization Act (Drittes Finanzmarktstabilisierungsgesetz) entered into force. It allows the SoFFin to extend new guarantees and incur loans to stabilize German banks through the end of 2014 in order to bridge the period until a European directive on recovery and resolution of credit institutions will be implemented by the Member States. According to the act, SoFFin and the restructuring fund, which have previously been separate systems, will be more closely integrated. In particular, the financial resources that are funded by the bank levy and accumulate in the restructuring fund will be used to cover possible losses arising from future SoFFin measures when the accounts of the SoFFin will be finally closed. In addition, the group of institutions eligible to apply to the SoFFin and the group of institutions required to pay the bank levy will be harmonized. As of March 13, 2013, the outstanding stabilization measures provided by the SoFFin amounted to EUR 3.3 billion in guarantees and EUR 18.8 billion in capital injections, while loss compensation payments made to FMS-WM totaled EUR 9.3 billion.

Sources: Bundesministerium der Finanzen, Finanzmarktstabilisierungsfonds SoFFin soll bis zur Einführung europaweiter Bankenrestrukturierungsregeln verlängert werden, October 17, 2012 (http://www.bundesfinanzministerium.de/Content/DE/Pressemitteilungen/Finanzpolitik/2012/10/2012-10-17-PM66.html); Bundestag, Drittes Gesetz zur Umsetzung eines Maßnahmenpakets zur Stabilisierung des Finanzmarktes, Dokumentations- und Informationssystem für parlamentarische Vorgänge (http://dipbt.bundestag.de/extrakt/ba/WP17/483/48345.html); FMSA Bundesanstalt für Finanzmarktstabilisierung (http://www.fmsa.de/de/fmsa/soffin/instrumente/SoFFin-Massnahmen/SoFFin-Massnahmen.html).

Policy Responses at the EU Level

The Heads of State or Government of the Euro Area Member States, in light of continued tensions in the financial markets, in October 2011, agreed on a set of measures to restore confidence in the financial markets, including, among others, a comprehensive set of measures to raise confidence in the banking sector. The measures include facilitating access to term-funding through a coordinated approach at EU level involving state guarantees and increasing the capital position of banks to 9% of core tier 1 capital by the end of June 2012. National supervisors must ensure that banks’ recapitalization plans do not lead to excessive deleveraging, in order to safeguard the flow of credit to the real economy, which is essential for growth prospects.

Sources: European Council, Euro Summit Statement, dated October 26, 2011 (http://www.consilium.europa.eu/uedocs/cms_Data/docs/pressdata/en/ec/125644.pdf); European Council, Main results of Euro Summit, dated October 26, 2011 (http://www.consilium.europa.eu/uedocs/cms_Data/docs/pressdata/en/ec/125645.pdf); European Council, Remarks by President Van Rompuy following the meeting of the Euro Summit (http://www.consilium.europa.eu/uedocs/cms_Data/docs/pressdata/en/ec/125646.pdf); Bundesregierung, Euro-Gipfel, für Schuldenschnitt und stärkeren Rettungsschirm, press release dated October 27, 2011 (http://www.bundesregierung.de/Webs/Breg/DE/Themen/Euro/GriechenlandHilfe/eu_rat_2/_node.html); Bundesregierung, Stabiler Euro geht vor, press release of November 3, 2011 (http://www.bundesregierung.de/nn_1264/Content/DE/Artikel/2011/11/2011-11-03-merkel-sakozy-griechenland.html).

In December 2011, the EBA published the final results of its bank recapitalization exercise which was part of co-ordinated measures to restore confidence in the banking sector. The formal recommendation adopted by the EBA’s board of supervisors states that national supervisory authorities should require the banks included in the sample to strengthen their capital positions by building up an exceptional and temporary capital buffer against sovereign debt exposures to reflect market prices as of the end of September 2011. In addition, banks are required to establish an exceptional and temporary buffer such that the core tier 1 capital ratio reaches a level of 9% by the end of June 2012. Based on figures as of the end of September 2011, the 13 German banks covered by the exercise have an aggregate capital shortfall of EUR 13.1 billion. The twelve German banks remaining in the sample to the end of the exercise (WestLB was not included in the final report due to its restructuring) all closed this shortfall and had core tier 1 capital ratios after accounting for the sovereign buffer of more than 9%.

Sources: European Banking Authority, The EBA publishes Recommendation and final results of bank recapitalisation plan as part of co-ordinated measures to restore confidence in the banking sector, press release dated December 8, 2011 (http://stress-test.eba.europa.eu/capitalexercise/Press%20release%20FINALv2.pdf); European Banking Authority, 61 Banks’ Capital Position as of 30 June 2012, press release dated October 3, 2012 (http://www.eba.europa.eu/capitalexercise2012/CapitalPositionBanks30June2012.pdf).

In mid-September 2011, the ECB, in coordination with the U.S. Federal Reserve Bank, the Bank of England, the Bank of Japan and the Swiss National Bank, agreed to conduct three U.S. dollar liquidity-providing operations with a maturity of approximately three months covering the end of the year. These operations were conducted in addition to ongoing weekly seven-day U.S. dollar liquidity operations which were announced in May 2010. In November 2011, the Bank of Canada, the Bank of England, the Bank of Japan, the ECB, the U.S. Federal Reserve and the Swiss National Bank announced coordinated actions to enhance their capacity to provide liquidity support to the global financial system. These central banks agreed to lower the pricing on existing temporary U.S. dollar liquidity swap arrangements, which have been extended until February 1, 2014, with effect from December 13, 2012. As a contingency measure, the central banks also agreed to establish temporary bilateral liquidity swap arrangements so that liquidity can be provided in each jurisdiction in any of their currencies, if required by market conditions. These swap lines are authorized through February 1, 2014.

Sources: European Central Bank, ECB announces additional US dollar liquidity-providing operations over year-end, press release of September 15, 2011 (http://www.ecb.int/press/pr/date/2011/html/pr110915.en.html); European Central Bank, ECB announces details of refinancing operations from October 2011 to 10 July 2012, press release of October 6, 2011 (http://www.ecb.int/press/pr/date/2011/html/pr111006_4.en.html); European Central Bank, Coordinated central bank action to address pressures in global money markets, press release of November 30, 2011 (http://www.ecb.int/press/pr/date/2011/html/pr111130.en.html); ECB, ECB extends the existing swap arrangements with other central banks, press release of December 13, 2012 (http://www.ecb.int/press/pr/date/2012/html/pr121213.en.html).

Furthermore, in early October 2011, the ECB announced decisions (1) to launch a second covered bond purchase program in an anticipated amount of EUR 40 billion, with purchases beginning in November 2011 and expected to be completed by the end of October 2012, and (2) to conduct two longer-term refinancing operations with maturities of approximately 12 and 13 months in October and December 2011, respectively. The second covered bond purchase program ended on October 31, 2012, with a total of EUR 16.4 billion in covered bond purchases. These bonds will be held to maturity.

Sources: European Central Bank, ECB announces new covered bond purchase program, press release of October 6, 2011 (http://www.ecb.int/press/pr/date/2011/html/pr111006_3.en.html);European Central Bank, Ending of Covered Bond Purchase Program 2(CBP2), press release of October 31, 2012 (http://www.ecb.int/press/pr/date/2012/html/pr121031_1.en.html).

In December 2011, the ECB decided on additional enhanced credit support measures to improve bank lending and liquidity in the euro area money market, including the following:

•	conducting two longer-term refinancing operations (“LTRO”) with a maturity of 36 months and the option of early repayment after one year; and

•

increasing collateral availability by (1) reducing the rating threshold for certain asset-backed securities and (2) allowing national central banks, as a temporary solution, to accept as collateral additional performing credit claims (i.e., bank loans) that satisfy specific eligibility criteria.

In the first LTRO, in December 2011, EUR 489.2 billion was settled; and in the second LTRO, EUR 529.5 billion was settled in March 2012. From January 30, 2013, onwards, banks could repay these funds on a voluntary basis. As of May 8, 2013, EUR 277.4 billion have been repaid.

Sources: European Central Bank, ECB announces measures to support bank lending and money market activity, press release of December 8, 2011 (http://www.ecb.int/press/pr/date/2011/html/pr111208_1.en.html); European Central Bank, Consolidated Financial Statement of the Eurosystem as at December 23, 2011, press release dated December 28, 2011 (http://www.ecb.eu/press/pr/wfs/2011/html/fs111228.en.html); European Central Bank, Consolidated Financial Statement of the Eurosystem as at March 2, 2012, press release dated March 6, 2012 (http://www.ecb.eu/press/pr/wfs/2012/html/fs120306.en.html); European Central Bank, Ad Hoc Communications Related to Monetary Policy Communications, as at May 2, 2013 (http://www.ecb.int/mopo/implement/omo/html/index.en.html).

In August 2012, the ECB announced that it may undertake outright open market operations of a size adequate to address the severe malfunctioning in the price formation process in the bond markets of Euro Area Member States. In this context, the concerns of private investors about seniority will be addressed. In addition, the Governing Council may consider undertaking further non-standard monetary policy measures according to what will be required to repair monetary policy transmission and will design appropriate modalities for these policy measures. In September 2012, the ECB detailed the modalities for undertaking Outright Monetary Transactions (OMTs) in secondary markets for sovereign bonds in the euro area. Within its mandate to maintain price stability over the medium term and in observance of its independence in determining monetary policy, the ECB intends to preserve the singleness of its monetary policy and to ensure the proper transmission of its policy stance to the real economy throughout the euro area. OMTs are aimed at enabling the ECB to address severe distortions in government bond markets. The OMTs replace the ECB’s Securities Markets Programme, which was reactivated in early August 2011 in order to address renewed tensions in some financial markets in the euro area by intervening actively in the euro area public and private debt securities markets. This program was first introduced in early May 2010 with a view to ensuring depth and liquidity in certain dysfunctional market segments. The liquidity injected through the Securities Markets Programme will continue to be absorbed as in the past, and the existing securities in the Securities Markets Programme portfolio will be held to maturity.

Sources: Introductory statement to the press conference (with Q&A), Mario Draghi, President of the ECB, Vítor Constâncio, Vice-President of the ECB, August 2, 2012 (http://www.ecb.int/press/pressconf/2012/html/is120802.en.html); Introductory statement to the press conference (with Q&A), Mario Draghi, President of the ECB, Vítor Constâncio, Vice-President of the ECB, September 6, 2012 (http://www.ecb.int/press/pressconf/2012/html/is120906.en.html); European Central Bank, Decisions taken by the Governing Council of the ECB (in addition to decisions setting interest rates), press release of August 4, 2011 (http://www.ecb.int/press/govcdec/otherdec/2011/html/gc110805.en.html); European Central Bank, Statement by the President of the ECB, press release of August 7, 2011 (http://www.ecb.int/press/pr/date/2011/html/pr110807.en.html); European Central Bank, ECB decides on measures to address severe tensions in financial markets, press release of May 10, 2010 (http://www.ecb.int/press/pr/date/2010/html/pr100510.en.html); European Central Bank, Technical features of Outright Monetary Transactions, press release of September 6, 2012 (http://www.ecb.int/press/pr/date/2012/html/pr120906_1.en.html).

PUBLIC FINANCE

Receipts and Expenditures

The Federal Government, each of the Länder governments and each of the municipalities (Gemeinden) have separate budgets. The federal budget is the largest single public budget.

The fiscal year of the Federal Republic is the calendar year. The annual federal budget is passed by an act of parliament. On the basis of a proposal prepared by the Ministry of Finance, the Federal Government introduces the federal budget bill to the parliament, generally in the summer of each year. The proposal has to pass through three Bundestag sessions, the budget committee of the Bundestag, and the Bundesrat, which deliberates the proposal twice. The final vote on the proposal is taken by the Bundestag in its third session.

In addition to the federal, Länder and municipal budgets, there are separate budgets for the social security funds and various special funds (Sondervermögen) of the federal administration and the Länder as well as other off-budgetary entities at all levels of government that are created for specific public purposes. General government, as defined in the national accounts, comprises all these different levels of government activity.

In 2012, total consolidated general government revenue as presented in the national accounts amounted to EUR 1,194.1 billion, with tax revenue of EUR 618.7 billion and social contributions of EUR 448.7 billion.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2012 (March 2013), Table 3.4.3.2.

In 2012, the value added tax and the taxes on income and wealth as presented in the national accounts amounted to EUR 192.2 billion and EUR 320.3 billion, respectively. In addition to these taxes, the Federal Government, the Länder governments and the municipal authorities each levied special taxes – for example, on tobacco and beer. The joint taxes are distributed among the Federal Government, the Länder governments and municipal authorities, according to a predetermined formula.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2012 (March 2013), Table 3.4.3.16.

Consolidated general government expenditure in 2012, as presented in the national accounts, amounted to a total of EUR 1,189.9 billion. The most significant consolidated general government expenditures were monetary social benefits (EUR 430.5 billion), social benefits in kind (EUR 214.4 billion) and employee compensation (EUR 203.2 billion). Other significant consolidated general government expenditure included intermediate consumption (EUR 130.6 billion), interest on public debt (EUR 65.0 billion), and gross capital formation (EUR 39.6 billion).

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2012 (March 2013), Table 3.4.3.2.

GENERAL GOVERNMENT ACCOUNTS(1)

	2012	2011	2010	2009	2008
	(EUR in billions)
Federal Government, Länder
governments and municipalities
Revenue	771.1	744.5	695.1	688.3	706.4
of which: Taxes (2)	618.7	589.5	548.8	547.5	572.6
Expenditure	783.9	780.1	803.0	747.2	715.1

Balance	-12.8	-35.6	-107.9	-58.8	-8.7
Social security funds
Revenue	538.7	529.2	517.7	492.4	485.3
Expenditure	521.6	513.2	513.4	506.6	478.5

Balance	17.0	15.9	4.3	-14.2	6.9
General Government
Revenue	1,194.1	1,154.9	1,087.4	1,071.7	1,088.6
Expenditure	1,189.9	1,174.5	1,191.0	1,144.7	1,090.5

Balance	4.2	-19.7	-103.6	-73.0	-1.8

(1)	Definition according to the national accounts.
(2)	Excluding capital taxes and taxes of domestic sectors paid to EU.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2012 (March 2013), Tables 3.4.3.2, 3.4.3.3 and 3.4.3.7.

FEDERAL GOVERNMENT ACCOUNTS(1)

	2012	2011	2010	2009	2008
	(EUR in billions)
Revenue	355.5	348.1	322.4	318.0	319.2
of which: Taxes (2)	317.2	305.9	284.4	282.0	285.8
Expenditure	367.7	374.4	405.3	356.4	335.8

Balance	-12.2	-26.3	-82.9	-38.4	-16.6

(1)	Definition according to the national accounts.
(2)	Excluding taxes of domestic sectors paid to EU.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2012 (March 2013), Table 3.4.3.4.

GENERAL GOVERNMENT EXPENDITURE: BREAKDOWN BY FUNCTIONS(1)

	2012	2011	2010	2009	2008
	(EUR in billions)
General public services	162.8	159.8	155.2	149.2	148.6
Defense	28.2	27.6	26.2	26.1	25.0
Public order and safety	41.7	41.3	40.2	39.4	37.5
Economic affairs	91.4	91.6	118.9	92.4	87.7
Environmental protection	16.2	17.3	17.0	18.9	13.8
Housing and community amenities	13.1	14.5	15.7	16.5	18.7
Health	187.2	182.5	178.5	174.3	164.7
Recreation, culture and religion	21.5	21.3	20.4	19.7	19.3
Education	112.2	110.4	107.0	104.4	98.3
Social protection	515.7	508.3	511.8	504.1	476.9

Total expenditure	1,189.9	1,174.6	1,191.0	1,144.7	1,090.5

(1)	Definition according to the national accounts.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2012 (March 2013), Table 3.4.3.11.

Germany’s General Government Deficit/Surplus, the General Government Gross Debt and the Excessive Deficit Procedure

For purposes of the Member States’ reports to the European Commission under the EDP, the general government or “Maastricht” deficit/surplus refers to the difference between consolidated public sector revenue and consolidated public sector expenditure and is the balancing item “net borrowing/net lending” of general government (central government, state government, local government and social security funds) as defined in the European System of National Accounts 1995, but including streams of interest payments resulting from swap arrangements and forward-rate agreements. In 2012, Germany’s general government surplus amounted to EUR 4.1 billion, or 0.2% of nominal GDP. The German general government gross debt-to-GDP ratio increased from 80.4% in 2011 to 81.9% in 2012, which is above the EU’s 60% reference value.

Sources: Statistisches Bundesamt, General government achieved surplus in 2012 – Maastricht ratio at +0.2%, press release of February 22, 2013 (https://www.destatis.de/EN/PressServices/Press/pr/2013/02/PE13_067_813.html); The European Union, Treaty on European Union (http://eurlex.europa.eu/en/treaties/dat/11992M/htm/11992M.html); Deutsche Bundesbank, Deutscher Maastricht-Schuldenstand 2012 steigt mit 2,17 Billionen € auf 81,9% des BIP, press release of April 16, 2013 (http://www.bundesbank.de/Redaktion/DE/Pressemitteilungen/BBK/2013/2013_04_16_maastricht_schuldenstand.html).

The following table shows historical information on the Federal Republic’s general government deficit/surplus and debt as a percentage of GDP.

THE FEDERAL REPUBLIC’S FISCAL MAASTRICHT CRITERIA

	2012(1)	2011	2010	2009	2008
	(% of GDP)
General government deficit (-) / surplus (+)(2)	0.2	-0.8	-4.1	-3.1	-0.1
General government gross debt	81.9	80.4	82.4	74.5	66.8

(1)	Provisional figures, partly estimated.
(2)	Definition according to the reporting under the EDP: For purposes of the Member States’ reports to the European Commission under the EDP, “general government deficit/surplus” is the balancing item “net borrowing/net lending” of general government as defined in the national accounts, but including streams of interest payments resulting from swap arrangements and forward-rate agreements.

Sources: Statistisches Bundesamt, General government achieved surplus in 2012 – Maastricht ratio at +0.2%, press release of February 22, 2013 (https://www.destatis.de/EN/PressServices/Press/pr/2013/02/PE13_067_813.html); Deutsche Bundesbank, Deutscher Maastricht-Schuldenstand 2012 steigt mit 2,17 Billionen € auf 81,9% des BIP, press release of April 16, 2013 (http://www.bundesbank.de/Redaktion/DE/Pressemitteilungen/BBK/2013/2013_04_16_maastricht_schuldenstand.html).

In December 2009, based on, among other factors, a deficit in excess of 3% of GDP for Germany forecast for 2009 and a further deterioration forecast for 2010, the Ecofin Council initiated an EDP against Germany and called on Germany to reduce its deficit to below the reference value of 3% of GDP by 2013. With a deficit of 0.8% of GDP in 2011, Germany reached the goal of bringing the deficit below 3% two years earlier than initially recommended by the Ecofin Council. In June 2012, the EDP against Germany was formally closed.

Sources: Council of the European Union, press release of December 2, 2009 (http://register.consilium.europa.eu/pdf/en/09/st16/st16838.en09.pdf); European Commission, Economic and Financial Affairs, EU Economic governance, Stability and Growth Pact, Excessive Deficit procedure (http://ec.europa.eu/economy_finance/economic_governance/sgp/deficit/index_en.htm); Council of the European Union, COUNCIL DECISION of 22 June 2012 abrogating Decision 2010/285/EU on the existence of an excessive deficit in Germany (http://ec.europa.eu/economy_finance/economic_governance/sgp/pdf/30_edps/126-12_council/2012-06-22_de_126-12_council_en.pdf).

Fiscal Outlook

The April 2013 update of the German stability program forecasts a general government deficit of  1/2% of GDP in 2013. From 2014 onwards, the general government balance will be balanced or in surplus. The medium-term objective of a structural deficit not exceeding 0.5% of GDP has been reached in 2012 and is expected to be met during the entire forecasting period (2013 to 2017).

According to the April 2013 update of the German stability program, Germany’s general government gross debt-to-GDP ratio is projected to decrease to around 69% by 2017, the end of the forecast horizon. However, it is expected to continue to be in excess of the EU’s reference value of 60% of nominal GDP until 2017. An important reason for the decrease is expected to be the liquidation of parts of the wind-up institutions’ portfolios, which is expected to continue over the coming years. The debt ratio is anticipated to decline in line with the amount by which these agencies’ liabilities are reduced. In addition to the liquidation effect, the consolidation efforts in the federal, Länder and municipal authorities’ budgets are expected to contribute to the decline in the debt ratio. Together, these effects are expected to lead to a decreasing debt-to-GDP ratio from 2013 onwards.

Sources: Bundesministerium der Finanzen, German Stability Programme 2013 Update (http://www.bundesfinanzministerium.de/Content/DE/Downloads/Broschueren_Bestellservice/2013-04-17-German-Stability-Programme-2013-Update.pdf?__blob=publicationFile&v=1).

GENERAL GOVERNMENT BUDGETARY PROSPECTS(1)

	2017	2016	2015	2014	2013	2012
	(% of GDP)
Revenue	44 1/2	44 1/2	45	45	45	45.2
Total taxes	23 1/2	23 1/2	23 1/2	23 1/2	23 1/2	23.4
Social contributions	16 1/2	16 1/2	16 1/2	16 1/2	17	17.0
Property income	1	1	1	1	1	0.9
Other	3 1/2	3 1/2	3 1/2	3 1/2	4	3.9
Expenditure	44	44 1/2	44 1/2	44 1/2	45 1/2	45.0
Compensation of employees and intermediate consumption	12	12	12 1/2	12 1/2	12 1/2	12.6
Social payments	24 1/2	24 1/2	24 1/2	24 1/2	24 1/2	24.4
Interest expenditure	2	2 1/2	2 1/2	2 1/2	2 1/2	2.5
Subsidies	1	1	1	1	1	0.9
Gross fixed capital formation	1 1/2	1 1/2	1 1/2	1 1/2	1 1/2	1.5
Other	3	3	3	3	3	3.1

General government deficit (-) / surplus (+)	1/2	1/2	0	0	- 1/2	0.2
Federal government	1/2	0	0	0	- 1/2	-0.5
Länder governments	0	0	-0	-0	-0	-0.3
Municipalities	1/2	1/2	1/2	1/2	1/2	0.2
Social security funds	-0	-0	-0	-0	-0	0.6
General government gross debt	69	71 1/2	75	77 1/2	80 1/2	81.9

(1)	Definition according to the reporting under the EDP: for purposes of the Member States’ reports to the European Commission under the EDP, “general government deficit/surplus” is the balancing item “net borrowing/net lending” of general government as defined in the national accounts, but including streams of interest payments resulting from swap arrangements and forward-rate agreements. Accordingly, interest included in the figures set forth in the table above reflects these streams.

Source: Bundesministerium der Finanzen, German Stability Programme 2013 Update, Tables 12 and 15.

Tax Structure

Income Tax

Significant sources of revenue for the Federal Government are the various types of income taxes. Income taxation for employees and self-employed persons is based on a progressive tax scale ranging from 14% to 45% subject to the amount of taxable income. Employees pay taxes on their income from employment in the form of wage taxes. Self-employed persons typically pay estimated taxes during the year before filing their annual income tax return. Income generated by partnerships is not subject to tax at the partnership level, but at the level of the partners. The partners pay tax on this income according to their individual income tax brackets.

Income generated by corporations is subject to corporate income tax (Körperschaftsteuer) at a flat rate of 15%.

Capital income received by domestic taxpayers (all types of income from capital as well as private shareholders’ net gains from sales of shares in corporations) is subject to a final uniform tax rate of 25% (Abgeltungssteuer), taking into consideration an allowance (Sparerfreibetrag) of EUR 801 (EUR 1,602 for married couples).

In addition to the various types of income tax, a solidarity surcharge of 5.5% is imposed on the applicable income tax liability.

Sources: Bundesministerium der Justiz, Einkommensteuergesetz (http://www.gesetze-im-internet.de/estg/index.html); Bundesministerium der Justiz, Section 4, Solidaritätszuschlaggesetz (http://www.gesetze-im-internet.de/solzg_1995/__4.html); Bundesministerium der Justiz, Körperschaftsteuergesetz (http://www.gesetze-im-internet.de/kstg_1977/index.html).

Value-Added Tax and Consumption Taxes

Value-added tax (“VAT”) serves as a significant source of revenue. VAT is a general consumption tax that is imposed on the value of most goods and services. The standard rate applicable to most goods and services is 19%. Certain items that are classified as basic necessities, such as food (except beverages and all turnovers in restaurants) and books, are subject to a reduced rate of 7%.

In addition to the VAT, there are specific consumption taxes. The most significant specific consumption taxes relate to energy and tobacco.

Sources: Bundesministerium der Justiz, Umsatzsteuergesetz (http://www.gesetze-im-internet.de/ustg_1980/index.html); Bundesministerium der Justiz, Umsatzsteuergesetz, Section 12 (http://www.gesetze-im-internet.de/ustg_1980/__12.html); Bundesministerium der Justiz, Energiesteuergesetz (http://www.gesetze-im-internet.de/energiestg/); Bundesministerium der Justiz, Tabaksteuergesetz (http://www.gesetze-im-internet.de/tabstg_2009/index.html).

Environmental Tax

The environmental tax regime aims to encourage energy conservation and to lower employers’ and employees’ contributions to the public pension system at the same time, thereby allocating the burden of taxes and contributions more equally among labor, capital and natural resources. Key points of the environmental tax regime are an electricity tax imposed on the consumption of electricity and an energy tax on mineral oil and coal. The electricity tax rate is EUR 20.50 per megawatt-hour. The rates of the energy tax are assessed in accordance with certain environmental criteria.

Sources: Bundesministerium der Justiz, Stromsteuergesetz (http://www.gesetze-im-internet.de/stromstg/index.html); Bundesministerium der Justiz, Stromsteuergesetz, Section 3 (http://www.gesetze-im-internet.de/stromstg/__3.html).

Trade Tax

Trade tax (Gewerbesteuer) is levied at the municipal level and is imposed on businesses and their objective earning power. The trade tax rate varies and depends on the municipality that levies the tax. Basis of assessment are the profits of a business enterprise as determined under income tax law or corporation tax law, increased or decreased by certain adjustments. The result is multiplied by the basic federal rate (Gewerbesteuermesszahl) to achieve the base amount for the trade tax (Steuermessbetrag), which is then multiplied by the municipal multiplier (Hebesatz). Beyond a required minimum level of 200%, municipalities have discretion to fix the municipal tax collection rate.

Source: Bundesministerium der Justiz, Gewerbesteuergesetz (http://www.gesetze-im-internet.de/gewstg/index.html).

Recent and Pending Tax Reform Measures

Because of the progressive structure of the income tax system, the Federal Republic benefits from extra tax revenue generated by the effect of “fiscal drag” (kalte Progression). The Federal Government seeks to offset this tax burden. The objective is to prevent a higher average tax rate being imposed on taxpayers who receive a pay increase that simply keeps pace with inflation. Against this background, the basic personal allowance of the income tax was raised by EUR 126 to EUR 8,130 with effect from January 1, 2013. It shall increase further to EUR 8,354 from January 1, 2014, onwards. The initial income tax rate will remain constant at 14%. The resulting lower tax revenue is already included in the budget and financial plan.

Source: Bundesministerium für Wirtschaft und Technologie, Jahreswirtschaftsbericht 2013: Wettbewerbsfähigkeit – Schlüssel für Wachstum und Beschäftigung in Deutschland und Europa, p. 45 (http://www.bmwi.de/English/Navigation/Service/publications,did=479718.html).

The following table provides an overview of the annual tax revenues of the general government divided by categories for each of the years indicated as presented in the national accounts.

TAXES(1)

	2012	2011	2010	2009	2008
	(EUR in billions)
Current taxes	618.7	589.5	548.8	547.5	572.6
Taxes on production and imports	298.3	292.9	275.7	273.5	269.8
of which: Value-added tax	192.2	188.2	178.6	176.0	172.5
Current taxes on income and wealth	320.3	296.6	273.1	273.9	302.7
of which: Wage tax	184.9	174.2	162.4	168.1	173.0
Assessed income tax	36.9	32.0	31.6	33.3	32.6
Non-assessed taxes on earnings	29.9	25.5	22.5	24.3	30.9
Corporate tax	18.6	17.2	13.7	8.8	17.8
Capital taxes	4.3	4.3	4.4	4.5	4.8

Tax revenue of general government	623.0	593.8	553.2	552.0	577.3
Taxes of domestic sectors to EU	6.4	6.3	5.7	5.7	8.1

Taxes	629.4	600.1	559.0	557.7	585.5

(1)	Definition according to the national accounts.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2012 (March 2013), Table 3.4.3.16.

Government Participations

The Federal Republic held direct participations in 87 economically active public and private enterprises, and various special funds held participations in 24 (23 without double counting) economically active enterprises as of December 31, 2011.

Source: Bundesministerium der Finanzen, Die Beteiligungen des Bundes – Beteiligungsbericht 2012, Chapter A.

The following table shows information on the Federal Republic’s significant direct participations (including those held through special funds) as of December 31, 2011.

PARTICIPATIONS OF THE FEDERAL REPUBLIC

Enterprises	Nominal capital of enterprise	Participation of the Federal Republic
	(EUR in millions)	(%)
Significant majority participations:
Deutsche Bahn AG	2,150	100.0
KfW	3,750	80.0
Hypo Real Estate Holding AG(1)	2,673	100.0
Significant minority participations exceeding 25%:
Flughafen München GmbH	307	26.0
Commerzbank AG(1)	5,830	25.0 + 1 share

(1)	Participations held by a special fund.

Source: Bundesministerium der Finanzen, Die Beteiligungen des Bundes – Beteiligungsbericht 2012, Chapters B, E and J paragraph II.

Direct Debt of the Federal Government

As of December 31, 2012, the Federal Government’s direct debt totaled EUR 1,095.5 billion compared to EUR 1,075.7 billion as of December 31, 2011.

Source: Bundesministerium der Finanzen, Übersicht über den Stand der Schuld der Bundesrepublik Deutschland zum 31. Dezember 2012, Bundesanzeiger of February 19, 2013.

The Federal Government raises funds primarily through the issuance of bonds and notes. Euro-denominated bonds and notes issued by the Federal Republic are evidenced by book entry and no certificates are issued.

In addition to its own direct debt obligations, the Federal Government had outstanding guarantees in an aggregate amount of EUR 322.0 billion as of December 31, 2011. Of this amount, EUR 116.6 billion was outstanding in the form of export credit insurance, which is handled by Euler Hermes Kreditversichtungs-AG on behalf of and for the account of the Federal Government. Furthermore, EUR 22.4 billion was outstanding in the form of a guarantee for a loan to Greece according to the German Financial Stability Act.

Source: Bundesministerium der Finanzen, Finanzbericht 2013, Overview 4, page 352.

For more detailed information regarding the Federal Government’s debt and guarantees, see “Tables and Supplementary Information.”

For information on the Federal Government’s liability as of December 31, 2012 for capital subscriptions to various international financial organizations, see the table entitled “Tables and Supplementary Information – III. Liabilities to International Financial Organizations.”

TABLES AND SUPPLEMENTARY INFORMATION

I. Direct Debt of the Federal Government

SUMMARY

Principal amount outstanding as of December 31, 2012
(EUR in millions)
Federal Bonds (Bundesanleihen)	663,000
Inflation-linked Securities (inflationsindexierte Bundeswertpapiere)	55,000
Five-year Federal Notes (Bundesobligationen)	221,000
Federal Treasury Notes (Bundesschatzanweisungen)	121,000
Federal Savings Notes (Bundesschatzbriefe)	6,818
Treasury Discount Paper (Unverzinsliche Schatzanweisungen)	56,223
Federal Treasury Financing Paper (Finanzierungsschätze)	229
German Government Day-Bonds (Tagesanleihe des Bundes)	1,725
Further short term debt (≤ 1 year)	2,317
Borrowers’ note loans (Schuldscheindarlehen)	12,022
of which:
– From residents	11,805
– From non-residents	217
Old debt (1)	4,429
of which:
Equalization claims	4,149
Other	40
Repurchased debt	41,380

Less: Treasury discount securities issued as money market instruments	6,890

Total	1,095,533

(1)	Mainly equalization and covering claims of the Deutsche Bundesbank, other banks and insurance companies in connection with the currency reform of 1948.

Source: Bundesrepublik Deutschland Finanzagentur, Übersicht über den Stand der Schuld der Bundesrepublik Deutschland zum 31. Dezember 2012 (https://www.deutsche-finanzagentur.de/fileadmin/Material_Deutsche_Finanzagentur/PDF/Schuldenstand/Schuldenstand_Quartal/2012-12-31.pdf).

DEBT TABLES

1. FEDERAL BONDS(1)

Title	Interest rate	Year of issue	Maturity	Principal amount outstanding as of December 31, 2012
	(% per annum)			(EUR in millions)
6% Bonds of the Federal Republic of 1986 (II)	6	1986	2016	3,750
5.625% Bonds of the Federal Republic of 1986	5.625	1986	2016	750
6.25% Bonds of the Federal Republic of 1994	6.25	1994	2024	10,250
6.5% Bonds of the Federal Republic of 1997	6.5	1997	2027	11,250
5.625% Bonds of the Federal Republic of 1998	5.625	1998	2028	14,500
4.75% Bonds of the Federal Republic of 1998 (II)	4.75	1998	2028	11,250
6.25% Bonds of the Federal Republic of 2000	6.25	2000	2030	9,250
5.5% Bonds of the Federal Republic of 2000	5.5	2000	2031	17,000
4.5% Bonds of the Federal Republic of 2003	4.5	2003	2013	24,000
3.75% Bonds of the Federal Republic of 2003	3.75	2003	2013	22,000
4.25% Bonds of the Federal Republic of 2003	4.25	2003	2014	24,000
4.75% Bonds of the Federal Republic of 2003	4.75	2003	2034	20,000
4.25% Bonds of the Federal Republic of 2004	4.25	2004	2014	25,000
3.75% Bonds of the Federal Republic of 2004	3.75	2004	2015	23,000
4% Bonds of the Federal Republic of 2005	4	2005	2037	23,000
3.25% Bonds of the Federal Republic of 2005	3.25	2005	2015	21,000
3.5% Bonds of the Federal Republic of 2005	3.5	2005	2016	23,000
4% Bonds of the Federal Republic of 2006	4	2006	2016	23,000
3.75% Bonds of the Federal Republic of 2006	3.75	2006	2017	20,000
4.25% Bonds of the Federal Republic of 2007 (I)	4.25	2007	2039	14,000
4.25% Bonds of the Federal Republic of 2007 (II)	4.25	2007	2017	19,000
4% Bonds of the Federal Republic of 2007	4	2007	2018	20,000
4.25% Bonds of the Federal Republic of 2008	4.25	2008	2018	21,000
3.75% Bonds of the Federal Republic of 2008	3.75	2008	2019	24,000
4.75% Bonds of the Federal Republic of 2008	4.75	2008	2040	16,000
3.5% Bonds of the Federal Republic of 2009	3.5	2009	2019	24,000
3.25% Bonds of the Federal Republic of 2009	3.25	2009	2020	22,000
3.25% Bonds of the Federal Republic of 2010	3.25	2010	2042	15,000
3% Bonds of the Federal Republic of 2010	3	2010	2020	22,000
2.25% Bonds of the Federal Republic of 2010	2.25	2010	2020	16,000
2.5% Bonds of the Federal Republic of 2010	2.5	2010	2021	19,000
3.25% Bonds of the Federal Republic of 2011	3.25	2011	2021	19,000
2.25% Bonds of the Federal Republic of 2011	2.25	2011	2021	16,000
2% Bonds of the Federal Republic of 2011	2	2011	2022	20,000
1.75% Bonds of the Federal Republic of 2012	1.75	2012	2022	24,000
1.50% Bonds of the Federal Republic of 2012	1.50	2012	2022	18,000
2.50% Bonds of the Federal Republic of 2012	2.50	2012	2044	8,000

Total Federal Bonds				663,000

(1)	Federal Bonds (Bundesanleihen) are evidenced by book entry, and no certificates are issued. Maturities are 10 to 30 years. No redemption prior to maturity; including principal strips.

2. INFLATION-LINKED SECURITIES(1)

Title	Interest rate	Year of issue	Maturity	Principal amount outstanding as of December 31, 2012
	(% per annum)			(EUR in millions)
1.5% Inflation-linked Bonds of the Federal Republic of 2006	1.5	2006	2016	15,000
2.25% Inflation-linked Notes of the Federal Republic of 2007	2.25	2007	2013	11,000
1.75% Inflation-linked Bonds of the Federal Republic of 2009	1.75	2009	2020	15,000
0.75% Inflation-linked Notes of the Federal Republic of 2011	0.75	2011	2018	7,000
0.10% Inflation-linked Bonds of the Federal Republic of 2012	0.10	2012	2023	7,000

Total Inflation-linked Securities				55,000

(1)	Inflation-linked Securities (Inflationsindexierte Bundeswertpapiere) are evidenced by book entry, and no certificates are issued. Maturities are five to ten years. No redemption prior to maturity.

3. FIVE-YEAR FEDERAL NOTES(1)

Title	Interest rate	Year of issue	Maturity	Principal amount outstanding as of December 31, 2012
	(% per annum)			(EUR in millions)
3.5% Bonds of 2008-Series 152	3.5	2008	2013	17,000
4.0% Bonds of 2008-Series 153	4.0	2008	2013	16,000
2.25% Bonds of 2009-Series 154	2.25	2009	2014	19,000
2.5% Bonds of 2009-Series 155	2.5	2009	2014	17,000
2.5% Bonds of 2010-Series 156	2.5	2010	2015	17,000
2.25% Bonds of 2010-Series 157	2.25	2010	2015	19,000
1.75% Bonds of 2010-Series 158	1.75	2010	2015	16,000
2.0% Bonds of 2011-Series 159	2.0	2011	2016	16,000
2.75% Bonds of 2011-Series 160	2.75	2011	2016	18,000
1.25% Bonds of 2011-Series 161	1.25	2011	2016	16,000
0.75% Bonds of 2012-Series 162	0.75	2012	2017	16,000
0.50% Bonds of 2012-Series 163	0.50	2012	2017	18,000
0.50% Bonds of 2012-Series 164	0.50	2012	2017	16,000

Total Five-Year Federal Notes				221,000

(1)	Five-Year Federal Notes (Bundesobligationen) are evidenced by book entry, and no certificates are issued. Maturities are approximately five years. No redemption prior to maturity.

4. FEDERAL TREASURY NOTES(1)

Title	Interest Rate	Year of Issue	Maturity	Principal Amount Outstanding as of December 31, 2012
	(% per annum)			(EUR in millions)
1.5% Notes of 2011	1.5	2011	2013	18,000
1.75% Notes of 2011	1.75	2011	2013	17,000
0.75% Notes of 2011	0.75	2011	2013	17,000
0.25% Notes of 2011	0.25	2011	2013	15,000
0.25% Notes of 2012	0.25	2012	2014	15,000
0.00% Notes of 2012	0.00	2012	2014	15,000
0.00% Notes of 2012 (II)	0.00	2012	2014	15,000
0.00% Notes of 2012 (III)	0.00	2012	2014	9,000

Total Federal Treasury Notes				121,000

(1)	Federal Treasury Notes (Bundesschatzanweisungen) are evidenced by book-entry, and no certificates are issued. Maturities are two years. No redemption prior to maturity.

5. FEDERAL SAVINGS NOTES(1)

	Interest Rate	Year of Issue	Maturity	Principal amount outstanding as of December 31, 2012
	(% per annum)			(EUR in millions)

Federal Savings Notes	0.0001 % to 4.75%	2006 to 2012	2013 to 2019	6,818

6. TREASURY DISCOUNT PAPER(2)

	Interest Rate(3)	Year of Issue	Maturity	Principal amount outstanding as of December 31, 2012
	(% per annum)			(EUR in millions)
Treasury Discount Paper	-0.05% to 0.08%	2012	2013	56,223

7. FEDERAL TREASURY FINANCING PAPER(4)

	Interest Rate(3)	Year of Issue	Maturity	Principal amount outstanding as of December 31, 2012
	(% per annum)			(EUR in millions)
Federal Treasury Financing Paper	0.0001 % to 1.57%	2011 to 2012	2013 to 2014	229

8. GERMAN GOVERNMENT DAY-BONDS

	Interest Rate	Year of Issue	Maturity	Principal amount outstanding as of December 31, 2012
	(% per annum)			(EUR in millions)
German Government Day-Bonds	variable, tied to EONIA	2008 to 2012	unlimited	1,725

9. BORROWERS’ NOTE LOANS(5)

	Interest Rate	Year of Issue	Maturity	Principal amount outstanding as of December 31, 2012
	(% per annum)			(EUR in millions)
Borrowers’ note loans (Schuldscheindarlehen)	2.07 % to 7.75%	1954 to 2011	2013 to 2037	12,022

10. FURTHER SHORT-TERM DEBT (≤ 1 YEAR)

	Interest Rate	Year of Issue	Maturity	Principal amount outstanding as of December 31, 2012
	(% per annum)			(EUR in millions)
Further short-term debt (≤ 1 year)	money market rates	2012	2013	2,317

(1)	Federal Savings Notes (Bundesschatzbriefe) are evidenced by book entry and no certificates are issued. Maturities are six or seven years. The terms of the Federal Savings Notes provide for interest rates that increase during the term of the bonds. In addition, the seven-year Federal Savings Notes provide for payment of compounded interest at maturity or upon redemption prior to maturity. No redemption is permitted prior to maturity. Since January 1, 2013 the Federal Republic of Germany stopped offering new Federal savings notes and Federal Treasury financing papers.
(2)	Treasury Discount Papers (Unverzinsliche Schatzanweisungen) are issued at a discount and repaid at par value on the maturity date. No interest payments are made during the term of the paper. The papers are auctioned and intended for institutional investors. Maturities range from six months to twelve months. No redemption is permitted prior to maturity.
(3)	Reflects annual interest rate paid to the holder by way of the initial issue discount. No redemption is permitted prior to maturity.
(4)	Federal Treasury Financing Papers (Finanzierungsschätze) are issued at a discount and repaid at par value on the maturity date. No interest payments are made during the term of the paper. Federal Treasury Financing Papers are intended to be sold to retail customers. Maturities range from one year to two years. No redemption is permitted prior to maturity. Since January 1, 2013 the Federal Republic of Germany stopped offering new Federal savings notes and Federal Treasury financing papers.

(5)	Borrowers’ note loans (Schuldscheindarlehen) are an instrument of the German capital market where the lending entity, generally an institutional investor, receives a certificate evidencing its loan to the borrower and the term of such loans. The certificate generally authorizes at least three assignments. No redemption is permitted prior to maturity.

11. OTHER LIABILITIES

Title	Interest Rate	Year of incurrence	Maturity	Principal amount outstanding as of December 31, 2011
	(% per annum)			(EUR in millions)
Old debt(1)	0% to 3%	Various	Various	4,429
Other debt(2)	Various	Various	Various	40

(1)	Includes mainly equalization and covering claims of the Deutsche Bundesbank, other banks and insurance companies in connection with the currency reform of 1948.
(2)	Includes liabilities of the Federal Government to repay amounts received from the Investitionshilfeabgabe, a special duty levied on income, the proceeds of which were to be used to promote investments.

Source: Bundesministerium der Finanzen, Übersicht über den Stand der Schuld der Bundesrepublik Deutschland zum 31. Dezember 2012, Bundesanzeiger of February 19, 2013.

II. GUARANTEES BY THE FEDERAL GOVERNMENT

	Principal amount outstanding as of December 31,
Purpose of Guarantees	2011	2010
	(EUR in millions)
Export finance loans (including rescheduled loans)	116,560	107,497
Untied loans; direct foreign investments by German companies; Loans of the European Investment Bank to non-EU borrowers	38,543	34,267
Loans in connection with EU agricultural policy measures	0	0
Loans to domestic corporations and for projects in areas of Agriculture, fishing and housing construction	100,771	98,026
Contributions to international financing institutions	55,890	53,333
Co-financing of bilateral projects of German financial co-operation	43,222	2,254
Successor agencies to Treuhandanstalt	1,009	1,009
Interest compensation guarantees	6,000	6,000

Total guarantees pursuant to the 2010 German Budget Act	321,995	302,385

Guarantee for a loan to Greece according to the German Financial Stability Act	22,400	22,400

Loan guarantees under the Act on Guarantees pertaining to the European Stability Mechanism	20,500
Total guarantees	364,895	324,785

Sources: Bundesministerium der Finanzen, Finanzbericht 2012, Overview 4, page 349, Finanzbericht 2013, Overview 4, page 353.

III. LIABILITIES TO INTERNATIONAL FINANCIAL ORGANIZATIONS

The Federal Republic is obligated to contribute to the capital subscriptions and, in some cases, to additional financing, according to the requirements of each respective membership. Such contributions are in many cases stated initially in 1944 with one U.S. dollar being an equivalent to 0,888671 grams of gold, and later – with the creation of the Special Drawing Right (“SDR”) – being an equivalent to the SDR at the same value. The SDR was established by an amendment to the Articles of Agreement of the IMF in July 1969. From July 1, 1974 to June 1978 the exchange rate between world currencies and the SDR was determined on the basis of a basket of 18 currencies, including the U.S. dollar, which accounted for approximately one-third of the value of the basket. From July 1978 to December 31, 1980, the exchange rate was determined on the basis of a basket of 15 currencies. From 1981 to 2000, the basket was further reduced to the five key currencies, including the U.S. dollar. The value of the SDR, the possible inclusion of new currencies in the basket, the weight of each of these currencies in the basket, and the financial instruments used in determining the interest rate on the SDR, are reviewed every five years. The adoption of the euro as the common currency for the initial 11 Member States of the European Union called for the last change in the composition of the SDR basket so far. With effect from January 1, 2001, the SDR basket consists of four currencies: U.S. dollar, euro, Japanese yen and pound sterling. The currency weight of the U.S. dollar in the SDR basket initially was 45%, changing on a daily basis as a result of exchange rate fluctuations. On December 28, 2012, SDR 1 equaled EUR 1,165830. SDR 1 equaled USD 1.536920.

SUBSCRIPTIONS OR COMMITMENTS BY THE FEDERAL REPUBLIC

TO INTERNATIONAL FINANCIAL ORGANIZATIONS

AS OF END OF DECEMBER, 2012

Name of organization	Subscription or commitment by the Federal Republic(1)	Amount paid in
	(USD in millions)
IMF(2)	22,386	22,386
International Bank for Reconstruction and Development (IBRD)(3)(4)	9,946.4	615.7
International Development Association (IDA)(3)(4)	24,095.71	24,095.61
International Finance Corporation (IFC)(3)(4)	128.9	128.9
European Investment Bank (EIB)(5)	51,713.9	4,486
African Development Bank (AfDB)(3)	3,999.7	158.7
African Development Fund (AfDF)(3)	3,521.3	3,316.3
Asian Development Bank (AsDB)(3)	7,057.6	353.0
Asian Development Fund (AsDF)(3)	2,100.0	1,955.4
Inter-American Development Bank (IDB)(3)	2,150.2	88.0
Inter-American Investment Corporation (IIC)(3)	13.3	13.3
Fund for Special Operations (FSO)(3)	241.3	241.3
International Fund for Agricultural Development (IFAD)(3)	464.0	394.9
Caribbean Development Bank (CDB)(3)	106.6	23.5
Special Development Fund of the Caribbean Development Bank (SDF)(3)	82.7	82.7
European Bank for Reconstruction and Development (EBRD)(3)(5)	3,373.1	703.2
Council of Europe Development Bank (CEB)(3)(5)	1,208.3	134.1

(1)	Subscriptions are in part committed in USD, SDR or EUR. SDR or EUR commitments are converted to USD at year-end exchange rates, except that certain SDR commitments are converted at the fixed conversion rate of SDR 1 = USD 1.53527.
(2)	Source: computation provided by the Ministry of Finance based on data provided by the IMF; the subscription (quota) is fully paid in by the Deutsche Bundesbank. The foreign currency part of the quota (25% of the subscription) and the Deutsche Bundesbank’s further contributions to Fund’s financing are part of the foreign currency reserves of the Deutsche Bundesbank. The government does not provide any guarantees or provisions for risks of IMF loans.
(3)	Source: computation provided by the Ministry of Finance and the Ministry for Economic Cooperation and Development.
(4)	Source: IBRD and IDA: Worldbank Annual Report 2011 (June 30, 2011); IFC: Consolidated Financial Statements 2011 (June 30, 2011). The amount does not differentiate between amount subscribed and paid-in.
(5)	Source: computation provided by the Ministry of Finance based on euro exchange rate of the European Central Bank at year-end 2012 of EUR 1 per USD 1.31940.